UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2014

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65 (Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2014 to September 30, 2014)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

COMPANY OVERVIEW

1.	Company Overview

Starting in the first quarter of 2011, the Company prepares and reports its financial statements under K-IFRS. The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s quarterly business report for the nine months ended September 30, 2014 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2013 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	252,475	Material
M&Service Co., Ltd.	Feb. 10, 2000	Online information services	68,587	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	205,792	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	11,974
Commerce Planet Co., Ltd.	Jul. 1, 1997	Online shopping mall operation services	26,237
SK Broadband Co., Ltd.	Sep. 26, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,044,349	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	16,181
Hwaitec Focus Investment Partnership 2	Dec. 12, 2008	Investment partnership	21,446
Open Innovation Fund	Dec. 22, 2008	Investment partnership	27,996
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	277,300	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	56,276	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	48,369
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	56,677	Material
BNCP Co., Ltd.	Dec. 7, 2009	Internet services	12,108
Iconcube, Inc.	Sep. 14, 2011	Online information services	4,105
Iconcube Holdings, Inc.	Sep. 5, 2014	Consulting services	—
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	36,326
Iriver CS Co., Ltd.	May 1, 2010	Wholesale and retail	2,203
SK Planet Co., Ltd.	Oct. 1,2011	Telecommunication and platform services	2,528,054	Material
SK Planet Japan, K.K.	Mar. 14, 2012	Digital contents sourcing services	1,793
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	697
SK Planet America LLC	Jan. 27, 2012	Digital contents sourcing services	22,399
SKP Global Holdings PTE, LTD.	Aug. 10, 2012	Holding company for overseas commerce	20,713
SK Global Healthcare Business Group, Ltd.	Sep. 14, 2012	Investment	27,625
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	23,759

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2013 (millions of Won)	Material Subsidiary*
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	3,166
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	36,261
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics manufacturing	17,894
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	4,591
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	1,171
Iriver Enterprise Ltd.	Jul. 29, 2013	Wholesale and retail	6,353
Iriver Inc.	Feb. 15, 2007	Wholesale and retail	1,388
Iriver America Inc.	May 1, 2005	Wholesale and retail	—
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	11,773
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	33,876
YTK Investment Ltd.	Jul. 1, 2010	Investment	42,118
Atlas Investment	Jun. 24, 2011	Investment	40,218
NEOS Networks Co., Ltd.	Jun. 12, 2008	Security system services	14,202

*	Material Subsidiary means a subsidiary with total assets of Won 50 billion or more as of the end of the latest fiscal year.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached one million subscribers by January 2012 and over 10 million subscribers by April 2013, the Company has solidified its leadership position in LTE services as it has done with its 3G services. In June 2013, the Company became the first telecommunications service provider in the world to provide commercial LTE-Advanced (“LTE-A”) services using carrier aggregation technology, and in June 2014, the Company reaffirmed the Company’s technological leadership by becoming the first to provide commercial 225 Mbps wideband LTE-A services, which is three times faster than LTE. In line with such efforts, the Company set forth its vision under the name of “ICTnomics” which is derived from the meaning of information and communication technology (“ICT”), and launched unlimited LTE data plans and other innovative data plans such as “Rush hour / Subway Free” plans that are unlimited data plans based on time, place and occasion (or, TPO). The Company plans to increase profitability by transforming into a telecommunications company fit for the age of big data and strengthening its fundamental competitive edges. By pioneering services that provide differentiated customer experience, including the “T-Phone,” the Company expects to become a leader in ICT.

In the business-to-business area, the Company is strengthening its solutions business through the implementation of five main solution products: Smart Store, Smart Work, Smart Cloud, Green & Safety and M–Ad & Payment. Since the commercial launch of its mobile IPTV services, “B tv Mobile,” in October 2012, the Company has gained over one million paying subscribers as of March 2014. The Company is the first telecommunications services provider in the world to provide full high definition streaming services using its LTE-A network. With increasing video on demand usage and the potential to expand into other business areas such as advertising and shopping, the Company expects that the mobile IPTV services business will grow in the mid- to long-term. The Company also plans to create and fortify new businesses including health care, and seek out new growth engines in existing businesses, including the intelligence business, by utilizing its technologies relating to big data.

In addition, in order to strengthen our sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. Through Service Ace Co., Ltd., another subsidiary, the Company operates customer service centers in Seoul and provides telemarketing services. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan, and currently provides such service nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

(3)	Other businesses

With respect to the Company’s e-commerce business, 11th Street, a platform service that connects various sellers and purchasers online, continues to gain market share. In the commerce platform business area, the Company, utilizing the existing network of partner businesses of OK Cashbag, Korea’s largest loyalty mileage program with 37 million members, consumer information from big data, information technology, and other sources of competitive edges that can lead the industry, launched Syrup to provide smart shopping services to consumers and Syrup Store to provide integrated marketing solutions to partner businesses in June 2014. Syrup, a mobile wallet service upgraded and rebranded from the Smart Wallet, reached 12.3 million users as of September 30, 2014 and leads the online-to-offline commerce. In the location-based services business area, users of the Company’s T-Map Navigation service reached 19.5 million as of September 30, 2014. T-Map Navigation provides real time traffic information and various local information. Utilizing location-based service technology in other services, including leisure, logistics and travel services, the Company provides increased convenience and added value to customers. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store, which had 23.3 million subscribers as of September 30, 2014 and which the Company plans to expand. In the media business area, the Company provides “Hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile devices and other digital devices. In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services to substantively help businesses increase their value in a rapidly evolving business environment. SK Planet will continue to provide value to customers by constantly developing and improving its services.

SK Communications Co., Ltd. (“SK Communications”) provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of online media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include contents sales and providing certain types of services. Revenues from contents and other services are generated through revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, movies and other contents services. In addition, SK Planet Co., Ltd. (“SK Planet”) receives revenue from its services agreement with the Company in connection with operation of WAP wireless NATE services and application development.

See “II-1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 21, 2012	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
August 10, 2012	Corporate bond	AAA	Korea Ratings	Current rating
August 14, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
August 14, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating
April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 15, 2014	Corporate bond	AAA	Korea Ratings	Current rating
October 15, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 15, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
June 21, 2012	CP	A1	Korea Ratings	Current rating
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 14, 2012	CP	A1	Korea Investors Service, Inc.	Regular rating
December 18, 2012	CP	A1	Korea Ratings	Regular rating
December 18, 2012	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 29, 2013	CP	A1	Korea Ratings	Regular rating
December 18, 2013	CP	A1	Korea Investors Service, Inc.	Regular rating
December 20, 2013	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 22, 2014	CP	A1	Korea Ratings	Current rating
April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating
April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating
October 15, 2014	CP	A1	Korea Ratings	Regular rating
October 15, 2014	CP	A1	Korea Investors Service, Inc.	Regular rating
October 15, 2014	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

2.	Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Company’s board of directors to transfer to an affiliate of the Company. At the 28th General Meeting of Shareholders held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee of the Company’s board of directors. At the 29th General Meeting of Shareholders held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became our subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1) Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

Set forth below is a summary of the Company’s financial position before and after the spin-off.

		(in millions of Won)
Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537

Total Liabilities	7,673,828	7,358,365	315,463

Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

The schedule of the spin-off is set forth below.

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011

Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

In accordance with Article 530-9 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company had a 21.05% equity interest in SK Hynix after the purchase.

(3)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

(4)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The estimated date of investment is April 2, 2014 and the cumulative investment amount will total Won 330 billion.

(5)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(6)	Acquisition of shares of NEOS Networks Co., Ltd.

In order to acquire a new growth engine, the Company acquired a controlling stake in NEOS Networks Co., Ltd., a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of NEOS Networks Co., Ltd. on April 2, 2014.

(7)	Acquisition of shares of Iriver Ltd.

In order to foster application development and smartphone accessories as part of the Company’s growth engines, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited on August 13, 2014. The Company does not hold a majority of the voting rights of Iriver Ltd., but the Company concluded that it has effective control as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

[SK Broadband]

(1)	Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 3, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013 and was recorded as of March 25, 2013. Please refer to the “Merger Completion Report” filed with the Financial Services Commission on March 25, 2013. In connection with this merger, SK Broadband did not issue any new shares.

[SK Planet]

(1)	Merger

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing

e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with this merger, the merger ratio between SK Planet and SK Marketing & Company was 1.2927317:1 and SK Planet issued 12,927,317 of its common stock.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the ICT capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

[SK Telink]

(1)	Merger

On July 22, 2010, the board of directors of SK Telink Co., Ltd. (“SK Telink”) approved the merger of TU Media Corp. into SK Telink effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications]

(1)	Disposition and acquisition of businesses

1.	Disposition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of its board of directors of March 5, 2009.

2.	Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd. for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of its board of directors.

3.	Disposition of the Spicus division

Pursuant to the July 23, 2009 resolution of its board of directors, SK Communications sold the Spicus division, its telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

4.	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 8, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2,824 million.

(2)	Disposition of shares

1.	Disposition of shares of Etoos

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of its board of directors of October 19, 2009 and, as consideration, received Won 50 billion principal amount of convertible bonds. Pursuant to a resolution of its board of directors of July 23, 2010, SK Communications converted Won 25 billion principal amount, out of a total of Won 50 billion principal amount, of convertible bonds of Etoos into 701,000 shares of Etoos (15.58%). Pursuant to a resolution of its board of directors of January 13, 2012, SK Communications sold Won 20 billion principal amount, out of the remaining Won 25 billion principal amount, of convertible bonds of Etoos Education Co., Ltd. to Shinhan Private Equity Fund No. 2 at a price of Won 19 billion.

2.	Disposition of shares of SK i-Media

Pursuant to a resolution of its board of directors of October 17, 2011, SK Communications sold all shares of SK i-Media Co., Ltd. held by it to LK Media Tech Co., Ltd. at a price of Won 1 million.

3.	Disposition of shares of U-Land, an overseas entity

Pursuant to a resolution of its board of directors of December 21, 2011, SK Communications sold all of its 29.85% interest in U-Land, an overseas entity, to SK Planet at a price of Won 10 million.

4.	Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[M&Service]

Upon the merger between SK Marketing & Company, which held 100% equity stake in M&Service, and SK Planet on February 1, 2013, SK Planet holds 100% equity stake in M&Service.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On April 23, 2013, the Company issued two tranches of fixed-rate unsecured bonds in the principal amounts of Won 230 billion (with an annual interest rate of 3.03% and a maturity date of April 23, 2023) and Won 130 billion (with an annual interest rate of 3.22% and a maturity date of April, 23, 2033).

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

(2)	Issuance of hybrid securities

On June 7, 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which interest rate is adjusted five years after the date of issuance. The Company classified the hybrid securities as equity as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

(3)	Conversion of convertible notes

On April 7, 2009, the Company issued convertible notes with a maturity of five years in the principal amount of US$332,528,000 with an annual interest rate of 1.75%. In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135,108 million in financial expenses in 2013. On November 13,

2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders. A 20-day volume weighted average pricing formula was used for the delivery of cash made in place of treasury shares. Due to such calculation, the Company still had US$91,108,507 outstanding in payables as of December 31, 2013. The amount was delivered in full as of January 6, 2014 and currently has no amount outstanding.

[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, SK Broadband did not believe such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

[SK Communications]

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications. As of September 30, 2014, 22 lawsuits were filed against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 5.5 billion. With respect to a few of the lawsuits, the relevant district courts have rendered judgments for the relevant plaintiffs’ claims in part and SK Communications has appealed such judgments to the applicable high courts, where the cases are currently pending. Other cases remain pending at various district courts in Korea.

3.	Total Number of Shares

A.	Total Number of Shares

(As of September 30, 2014)			(Unit: in shares)
Classification	Share type			Remarks
	Common shares		Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—

II. Total number of shares issued to date	89,278,946	—	89,278,946	—

III. Total number of shares retired to date	8,533,235	—	8,533,235	—

a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—

IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—

V. Number of treasury shares	9,809,375	—	9,809,375	—
VI. Number of shares outstanding (IV-V)	70,936,336	—	70,936,336	—

On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury shares. The Company repurchased 1.4 million shares of treasury shares from July 25, 2011 to September 30, 2011 through the Korea Exchange. For more information on the repurchase of treasury shares, please see public disclosures made on July 20, 2011 and October 5, 2011.

B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of September 30, 2014)							(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	(1,163,363)	—	—	—	(1,163,363)
			Preferred shares	—	—	—	—	—

Total			Common shares	9,809,375	—	—	—	9,809,375

			Preferred shares	—	—	—	—	—

*	Due to the Company’s exercise of its early redemption right with respect to its convertible notes on November 13, 2013, the conversion right exercise period had expired by December 31, 2013 and there are no more treasury shares deposited with the Korea Securities Depository.

4.	Status of Voting Rights

(As of September 30, 2014)		(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	9,809,375	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	70,936,336	—
	Preferred share	—	—

5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

(3)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 344th Board of Directors’ Meeting on July 25, 2012.

(5)	Distribution of cash dividends was approved during the 29th General Meeting of Shareholders held on March 22, 2013.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 357th Board of Directors’ Meeting on July 25, 2013.

(7)	Distribution of cash dividends was approved during the 30th General Meeting of Shareholders held on March 21, 2014.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(8)	Distribution of interim dividends of Won 1,000 was approved during the 366th Board of Directors’ Meeting on July 24, 2014.

B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the nine months ended September 30, 2014	As of and for the year ended December 31, 2013	As of and for the year ended December 31, 2012
Par value per share (Won)		500	500	500
Net income		516,907	910,157	1,242,767
Net income per share (Won)		7,168	12,837	17,832

Total cash dividend		70,936	666,374	655,133

Total stock dividends		—	—	—

Percentage of cash dividend to available income (%)		13.6	73.2	52.7
Cash dividend yield ratio (%)	Common share	0.4	6.2	6.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	1,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	The above figures were prepared based on separate financial statements. Net income per share means basic net income per share.

*	The total cash dividend of Won 656,533 million for the year ended December 31, 2011 includes the total interim dividend amount of Won 71,095 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

*	The total cash dividend of Won 655,133 million for the year ended December 31, 2012 includes the total interim dividend amount of Won 69,695 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

*	The total cash dividend of Won 666,374 million for the year ended December 31, 2013 includes the total interim dividend amount of Won 70,508 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

II.	BUSINESS

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

1.	Business Overview

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Network maintenance services such as the operation of the Company’s base stations and related transmission and power facilities
	Service Ace Co., Ltd.	Customer center management and telemarketing services
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services
Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, T Store, T-Map Navigation and Hoppin in the application, commerce and new media areas, among others
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services

[Wireless Business]

A.	Industry Characteristics

As of December 31, 2013, the Korean mobile communication market can be considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly. In the first half of 2014, wideband LTE-A service was commercialized and by late 2014, technology will progress for the commercialization of the 3band LTE-A service, which bundles three different bandwidths to allow faster network service.

B.	Growth Potential

(Unit: in 1,000 persons)
		As of September 30,	As of December 31,
Classification		2014	2013	2012	2011	2010
Number of subscribers	SK Telecom	28,404	27,352	26,961	26,553	25,705
	Others (KT, LGU+)	28,343	27,328	26,663	25,954	25,062

	Total	56,747	54,680	53,624	52,507	50,767

*	Source: Ministry of Science, ICT and Future Planning (“MSIP”) website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. The importance of the business-to-business segment, which creates added value by selling and developing various solutions, is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

(Unit: in percentages)
Classification	As of September 30,	As of December 31,
	2014	2013	2012	2011	2010
Mobile communication services	50.1	50.0	50.3	50.6	50.6

*	Source: MSIP website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, for the nine months ended September 30, 2014, the Company recorded Won 12.9 trillion in revenue and Won 1.3 trillion in operating income on a consolidated basis and Won 9.8 trillion in revenue and Won 1.3 trillion in operating income on a separate basis.

The number of subscribers (including MVNO subscribers) as of September 30, 2014 was 28.40 million, an increase of approximately 510,000 from the previous quarter. In particular, the number of smartphone subscribers as of September 30, 2014 was 19.32 million, an increase of approximately 400,000 from the previous quarter, including 16.21 million LTE subscribers, solidifying the Company’s market leadership. Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services, full high definition mobile IPTV streaming services, and “T Baseball Multiview,” which allows users to watch multiple baseball games on one screen, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 17 years, 17 years and 15 years, respectively.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products which address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

As subscribers to various bundled wireless and fixed-line products are continuing to increase, the IPTV business is evolving to satisfy diverse customer needs for media services through differentiated service offerings including mobile IPTV, bundled wireless and IPTV products and ultra-high definition services for smart televisions. The market for our corporate business is also growing with cloud computing, mobile offices and other new information and communications technologies being commercialized. The increased usage of smartphones and tablet computers, the pilot programming of commercial ultra-high definition television broadcasting services and competition for wideband LTE services has greatly increased data traffic, thereby further emphasizing the importance of fixed-line network infrastructure that is capable of handling large capacities of data traffic with stability and efficiency.

B.	Growth Potential

(Unit: in 1,000 persons)
Classification		As of September 30,	As of December 31,
		2014	2013	2012
Fixed-line Subscribers	High-speed Internet	19,116	18,738	18,253
	Fixed-line telephone	17,133	17,620	18,261
	IPTV (real-time)	10,308	8,522	6,310

*	Source: MSIP website, Korea Communications Commission website and the Korea Digital Media Industry Association website.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are generally not sensitive to cyclical economic changes due to the easing of competition resulting from the decrease in differentiation between service providers and the nature of the respective services. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

Set forth below is the historical market share of the Company.

		(Unit: in percentages)
Classification	As of September 30, 2014	As of December 31,
		2013	2012
High-speed Internet (include resales)	24.8	24.4	24.1
Fixed-line telephone (include Voice over Internet Protocol)	16.9	16.9	16.7
IPTV (real-time)	25.3	24.4	22.2

*	Source: MSIP website, Korea Communications Commission website and the Korea Digital Media Industry Association website.

D.	Business Overview and Competitive Strengths

In 1999, the Company was the first in the world to commence commercial ADSL services and on the back of its premium technology and enhanced competitiveness achieved through bundled products, it is currently expanding subscriber base across all of its businesses, including broadband Internet, telephone and IPTV. In particular, SK Broadband has positioned itself to focus on corporate customer services and IPTV services as key strategic areas for mid- to long-term growth, exploiting opportunities in new ICT-based businesses that have led to revenue growth, and providing differentiated contents in its IPTV business by securing popular programming which includes exclusive children’s channels and live broadcasts of Major League Baseball games. In addition, the Company is reinforcing its leadership in the ultra-high definition broadcasting market by launching ultra-high definition services that require no set-top boxes in April 2014 and by commercializing ultra-high definition set-top boxes for the first time in Korea in September 2014. Furthermore, the Company was the first in the industry to adopt solutions to upgrade full high definition to ultra-high definition, and the Company also strengthened the line-up of ultra-high definition contents by securing access to diverse contents provided by Sony and NBC Universal. Moreover, the Company provides the greatest number of channels in full high definition in the IPTV market due to its recent upgrade of all 130 live high definition channels to full high definition.

In September 2013, the Company developed technology that compresses videos for its ultra-high definition IPTV services. During the first quarter of 2014, the Company commercialized new transmission technology that can more efficiently transmit signals on the hybrid fiber-coaxial network despite its limited frequency. Furthermore, the Company solidified its technological leadership for providing ultra-high definition broadcasting for wireless and fixed line in the IPTV industry by commercializing a unique ultra-high-definition service that can be provided directly to smart televisions without the installation of “smart” set-top boxes in April 2014 and started transmitting ultra-high definition contents to mobile IPTV in May 2014.

SK Telink provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers through the provision of quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 30 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continues to increase, as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that online commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the online and mobile video market.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its commerce business such as 11th Street, Syrup, and OK Cashbag, its digital contents business such as T Store and Hoppin, and its location-based service business such as T-Map Navigation, thereby ultimately increasing its enterprise value.

(1)	Commerce

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also rapidly growing in the mobile commerce market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In Indonesia, an open market platform was successfully launched through a joint venture established in July 2013 with PT XM Axiata Tbk, a wireless telecommunications company in Indonesia.

Syrup is a consumer-oriented commerce service and its goal is to minimize its customers’ time and efforts while maximizing the economic benefits provided by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. With 37 million subscribers, OK Cashbag maintains a leading position in the industry and plans to continue strengthening its position by providing customized services befitting customers’ needs and market conditions.

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. With cumulative subscribers of 19.47 million as of September 30, 2014, T-Map Navigation is one of the leading location-based service platforms in Korea. The Company is broadening the range of its location-based services by also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

T Store, launched in September 2009, reached 23.32 million subscribers and cumulative downloads of 2.2 billion as of September 30, 2014, solidifying its leadership position in the application market and plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

The Company’s “Hoppin” service enables subscribers to enjoy wide-ranging video on demand contents. Through continual service improvements and stable service provision, Hoppin has become the leading mobile video on demand service.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had the largest market share of 35.2% in the instant messenger market in Korea with 6 million net users during September 2014. The Company’s Internet search portal service, “Nate,” had a page-view market share of 5.0% as of September 30, 2014. (Source: Korean Click, based on fixed-line access)

Satellite DMB service

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. Broadcasting through satellite DMB commenced in May 2005 and satellite DMB services expanded nationwide thereafter. On August 23, 2012, the board of directors of SK Telink resolved to discontinue operation of its satellite DMB services due to the rapid decrease in satellite DMB subscribers and the continued burden of fixed costs.

2.	Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T and others	10,256,922 (79.7%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	1,846,002 (14.3%)
Other	SK Planet Co., Ltd , SK Communications Co., Ltd., M&Service Co., Ltd.,	Internet portal service, e-commerce and investment	OK Cashbag, NATE, T Store, T-Map Navigation and others	771,848 (6.0%)

Total				12,874,772(100.0%)

[Wireless Business]

In the past, based on the Company’s basic monthly subscription plan, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds (daytime calls) and based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of September 30, 2014, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 per month and the usage fee was Won 1.8 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of September 30, 2014, broadband Internet and TV services comprised 50.7% of SK Broadband’s revenue, telephony service 21.6%, corporate data services 26.8% and other telecommunications services 0.9%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long-term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, T Store, 11th Street, T Map, Hoppin, OK Cashbag and others

Display advertisement	Online advertisement services	Nate, Nate-On
Search advertisement	Online advertisement services	Nate, Nate-On
Contents and others	Pay content sales and other services	Nate, Nate-On

3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2014	Network, systems and others	Capacity increase and quality improvement; systems improvement	21,000	13,704	—

Total					21,000	13,704	—

B.	Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2014	2015	2016
Network/Common	Network, systems and others	21,000	21,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A

Total		21,000	21,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

In the first half of 2014, the Company has increased the amount of capital investments compared to the same period in 2013 due to a net increase in the number of IPTV subscribers and the number of new contracts with corporate customers and in order to expand its B2B coverage in advance of the revenue growth expected in the second half of 2014. The Company expects that the total amount of capital investments in 2014 will be similar to that of 2013.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	For the nine months ended September 30, 2014	Backbone and subscriber network / others	Expand subscriber networks and facilities	3,756	769	To be determined
Telephone						40
Television						898
Corporate Data				Increase leased- line and integrated information system		1,572
Others				Expand networks and required space		477

Total					3,756	3,756

4.	Revenues

				(Unit: in millions of Won)
Business	Sales type	Item		For the nine months ended September 30, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012*
Wireless	Services	Mobile communication	Export	2,105	2,526	14,202
			Domestic	10,254,817	13,313,006	13,204,702
			Subtotal	10,256,922	13,315,532	13,218,904
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	46,705	28,002	29,883
			Domestic	1,799,297	2,296,387	2,163,978
			Subtotal	1,846,002	2,324,389	2,193,861
Other	Services	Display and Search ad., Content	Export	9,109	14,049	4,698
			Domestic	762,739	948,084	723,946
			Subtotal	771,848	962,133	728,644

Total			Export	57,919	44,577	48,783

			Domestic	12,816,853	16,557,477	16,092,626

			Total	12,874,772	16,602,054	16,141,409

*	Revenue for the year ended December 31, 2012 has been retroactively revised to reflect the effect of discontinued operations resulting from the sale of Loen Entertainment.

(Unit: in millions of Won)
For the nine months ended September 30, 2014	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	11,478,490	2,317,649	1,349,160	15,145,299	(2,270,527)	12,874,772
Internal sales	1,221,568	471,647	577,312	2,270,527	(2,270,527)	—
External sales	10,256,922	1,846,002	771,848	12,874,772	—	12,874,772
Operating income (loss)	1,298,439	45,701	(9,088)	1,335,052	—	1,335,052

Net income (loss)	—	—	—	—	—	1,295,950

Total assets	23,641,202	3,377,099	3,162,451	30,180,752	(2,495,777)	27,684,975

Total liabilities	9,958,923	2,117,375	896,992	12,973,290	(32,390)	12,940,900

5.	Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of September 30, 2014 are as follows.

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	United Overseas Bank	Dec. 15, 2011 – Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$250,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank and Citibank	Dec. 15, 2011 – Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Barclays and nine other banks	Nov. 1, 2012 – May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$92,098,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

B.	Treatment of Derivative Instruments on the Balance Sheet

As of September 30, 2014, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows.

(Unit: in millions of Won and thousands of foreign currencies)
Hedged item	Fair value
	Cash flow hedge				Trading purposes	Total
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)
Non-current assets:
Convertible option(*2) (face amounts of Won 100 million)	—	—	—	—	8,257	8,257
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(47,922)	(15,299)	(36,706)	129,806	—	29,879

Total assets						38,136

Current liabilities:
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)	82	26	(3,862)	—	—	(3,754)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$250,000,000)	5,488	1,752	(26,776)	—	—	(19,536)
Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(11,237)	(3,588)	(32,005)	—	—	(46,830)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(20,896)	(6,671)	(27,698)	—	—	(55,265)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	5,118	1,634	(60,424)	—	—	(53,672)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	334	107	(9,855)	—	—	(9,414)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(8,232)	—	(3,225)	—	—	(11,457)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$92,098,000)	(4,298)	(1,372)	(291)	—	—	(5,961)

Total liabilities						(205,889)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.
(*2)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd. amounting to Won 10 million was accounted for as derivative financial assets.

6.	Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)
Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Purchase	SK Planet Co., Ltd.	January 1, 2014	January 1, 2015	2014 SK Planet B2B Strategic Product #1 – T map]	2,545
Purchase	SK C&C Co., Ltd.	April 1, 2014	December 31, 2014	2014 IT Academy IT Service Management Contract (SK C&C)	1,462
Purchase	SK Planet Co., Ltd.	January 1, 2014	January 1, 2015	2014 SK Planet B2B Strategic Product #2 – T freemium	1,001
Purchase	SK Planet Co., Ltd.	January 1, 2014	January 1, 2015	2014 SK Planet B2B Biz ASP #5 – Voice/Messaging VAS (Color Ring, etc.)	545
Purchase	SK Planet Co., Ltd.	March 1, 2014	February 1, 2015	2014 T Membership Program Management Contract (March 2014 – January 2015)	529
Real Estate	Individuals	January 1, 2014	September 30, 2014	Purchase of land for construction of new headquarters and 8 other buildings	154
Subtotal					6,236

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Dec. 2013 to Nov. 2014	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2009 to Dec. 2012 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012 (Renewal in progress)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Daum Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Daum Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Daum Kakao Corp.

7.	R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
	Category	For the nine months ended September 30,	For the year ended December 31,		Remarks
		2014	2013	2012
	Raw material	70	38	42	—
	Labor	53,124	79,865	59,050	—
	Depreciation	145,056	158,158	163,295	—
	Commissioned service	69,093	22,923	62,399	—
	Others	48,890	102,668	61,546	—
	Total R&D costs	316,233	363,652	346,332	—
Accounting	Sales and administrative expenses	312,687	352,385	304,557	—
	Development expenses (Intangible assets)	3,546	11,267	41,775	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.46%	2.19%	2.12%	—

8.	Other information relating to investment decisions

A. Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Strategy Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands which provides solutions including registering and licensing of the brands.

B. Business-related Intellectual Property

[SK Telecom]

The Company holds 5,347 Korean-registered patents, 325 U.S.-registered patents, 217 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 900 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 409 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of September 30, 2014, SK Planet held 2,443 registered patents, 112 registered design marks, 1,222 registered trademarks and one copyright (including those held jointly with other companies) in Korea. It also holds 85 U.S.-registered patents, 85 Chinese-registered patents, 56 Japanese-registered patents, 23 E.U.-registered patents (all including patents held jointly with other companies) and 227 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of September 30, 2014, SK Communications held 74 registered patents, 26 registered design rights and 696 registered trademarks in Korea.

C. Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

III.     FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated)

A.	Summary Financial Information (Consolidated)

	(Unit: in millions of Won except number of companies)
	As of September 30, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Assets
Current Assets	5,740,166	5,123,415	5,294,421	6,117,479
• Cash and Cash Equivalents	1,332,619	1,398,639	920,125	1,650,794
• Accounts Receivable – Trade, net	2,735,086	2,257,316	1,954,920	1,823,170
• Accounts Receivable – Other, net	780,236	643,603	582,098	908,836
• Others	892,225	823,857	1,837,278	1,734,679
Non-Current Assets	21,944,809	21,453,100	20,301,138	18,248,557
• Long-Term Investment Securities	1,023,804	968,527	953,712	1,537,945
• Investments in Associates and Joint Ventures	5,907,201	5,325,297	4,632,477	1,384,605
• Property and Equipment, net	10,217,606	10,196,607	9,712,719	9,030,998
• Intangible Assets, net	2,465,913	2,750,782	2,689,658	2,995,803
• Goodwill	1,772,405	1,733,261	1,744,483	1,749,933
• Others	557,880	478,626	568,089	1,549,273

Total Assets	27,684,975	26,576,515	25,595,559	24,366,036

Liabilities
Current Liabilities	6,063,194	6,069,220	6,174,895	6,673,590
Non-Current Liabilities	6,877,706	6,340,738	6,565,882	4,959,737

Total Liabilities	12,940,900	12,409,958	12,740,777	11,633,327

Equity
Equity Attributable to Owners of the Parent Company	14,024,732	13,452,372	11,854,777	11,661,881
Share Capital	44,639	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	288,726	317,508	(288,883)	(285,347)
Retained Earnings	13,716,388	13,102,495	12,124,657	11,642,525
Reserves	(25,021)	(12,270)	(25,636)	260,064
Non-controlling Interests	719,343	714,185	1,000,005	1,070,828

Total Equity	14,744,075	14,166,557	12,854,782	12,732,709

Total Liabilities and Equity	27,684,975	26,576,515	25,595,559	24,366,036

Number of Companies Consolidated	38	28	32	31

	(Unit: in millions of Won except per share amounts)
	For the nine months ended September 30, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012*	For the year ended December 31, 2011*
Operating Revenue	12,874,772	16,602,054	16,141,409	15,803,174
Operating Income	1,335,052	2,011,109	1,730,049	2,266,197
Profit Before Income Tax	1,606,342	1,827,101	1,519,368	2,212,273
Profit for the Period	1,295,950	1,609,549	1,115,663	1,582,073
Profit for the Period Attributable to Owners of the Parent Company	1,299,898	1,638,964	1,151,705	1,612,889
Profit for the Period Attributable to Non-controlling Interests	(3,948)	(29,415)	(36,042)	(30,816)
Basic Earnings Per Share (Won)	18,206	23,211	16,525	22,848
Diluted Earnings Per Share (Won)	18,206	23,211	16,141	22,223

*	Financial information for the years ended December 31, 2011 and 2012 have been retroactively revised to reflect the effect of discontinued operations resulting from the sale of Loen Entertainment.

B.	Changes to Accounting Standards Adopted During 2012

(1)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2)	Presentation of Financial Statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

C.	Changes to Accounting Standards Adopted During 2013

(1)	Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

(2)	Consolidated Financial Statements

The Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

(3)	Joint Arrangements

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venture to recognize an investment and to account for that investment using the equity method.

(4)	Disclosure of Interests in Other Entities

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

(5)	Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(6)	Fair Value Measurement

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

D.	Impact of Changes in Accounting Policies

(1)	Consolidated Financial Statements

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

2.	Summary Financial Information (Separate)

A.	Summary Financial Information (Separate)

			(Unit: in millions of Won)
	As of September 30, 2014	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011
Assets
Current Assets	2,941,335	2,817,782	2,589,699	3,948,077
• Cash and Cash Equivalents	397,800	448,459	256,577	895,558
• Accounts Receivable – Trade, net	1,649,169	1,513,138	1,407,206	1,282,234
• Accounts Receivable – Other, net	450,106	388,475	383,048	774,221
• Others	444,260	467,710	542,868	996,064
Non-Current Assets	19,888,250	20,009,637	19,659,803	16,572,450
• Long-Term Investment Securities	671,863	729,703	733,893	1,312,438
• Investments in Subsidiaries and Associates	8,214,361	8,010,121	7,915,547	4,647,506
• Property and Equipment, net	7,442,848	7,459,986	7,119,090	6,260,169
• Intangible Assets, net	1,981,992	2,239,167	2,187,872	2,364,795
• Goodwill	1,306,236	1,306,236	1,306,236	1,306,236
• Others	270,950	264,424	397,165	681,306

Total Assets	22,829,585	22,827,419	22,249,502	20,520,527

Liabilities
Current Liabilities	4,135,933	4,288,07	4,343,086	4,467,006
Non-Current Liabilities	5,292,990	5,223,938	5,529,368	4,087,219

Total Liabilities	9,428,923	9,512,011	9,872,454	8,554,225

Equity
Share Capital	44,639	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	433,894	433,894	(236,160)	(236,016)
Retained Earnings	12,793,126	12,665,699	12,413,981	11,837,185
Reserves	129,003	171,176	154,588	320,494
Total Equity	13,400,662	13,315,408	12,377,048	11,966,302

Total Liabilities and Equity	22,829,585	22,827,419	22,249,502	22,520,527

	(Unit: in millions of Won except per share amounts)
	For the nine months ended September 30, 2014	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011
Operating Revenue	9,831,961	12,860,379	12,332,719	12,551,255
Operating Income	1,284,686	1,969,684	1,675,388	2,184,498
Profit Before Income Tax	810,182	1,220,797	1,546,719	2,274,421
Profit for the Period	801,762	910,157	1,242,767	1,694,363
Basic Earnings Per Share (Won)	11,303	12,837	17,832	24,002
Diluted Earnings Per Share (Won)	11,303	12,837	17,406	23,343

B.	Changes to Accounting Standards Adopted During 2012

(1)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2)	Presentation of Financial Statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

C.	Changes to Accounting Standards Adopted During 2013

(1)	Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

(2)	Consolidated Financial Statements

The Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

(3)	Joint Arrangements

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

(4)	Disclosure of Interests in Other Entities

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

(5)	Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(6)	Fair Value Measurement

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

D.	Impact of Changes in Accounting Policies

(1)	Consolidated Financial Statements

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

3.	K-IFRS: Preparation, Impact to Financial Statements and Changes in the Accounting Principles Implemented

— Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for fiscal year 2010, which are presented for comparison, were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS No. 1101, “First-time Adoption of Korean International Financial Reporting Standards.”

IV. AUDITOR’S OPINION

1.	Auditor (Consolidated)

Nine months ended September 30, 2014	Year ended December 31, 2013	Year ended December 31, 2012
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Nine months ended September 30, 2014	—	—
Year ended December 31, 2013	Unqualified	N/A
Year ended December 31, 2012	Unqualified	N/A

3.	Auditor (Separate)

Nine months ended September 30, 2014	Year ended December 31, 2013	Year ended December 31, 2012
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

4.	Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Nine months ended September 30, 2014	—	—
Year ended December 31, 2013	Unqualified	N/A
Year ended December 31, 2012	Unqualified	N/A

5.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

		(Unit: in thousands of Won except number of hours)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2014	KPMG Samjong Accounting Corp.	Semi-annual review	1,280,000	17,890
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2013	KPMG Samjong Accounting Corp.	Semi-annual review	1,250,000	17,796
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2012	KPMG Samjong Accounting Corp.	Semi-annual review	1,220,000	19,583
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

B.	Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2014	March 18, 2014	Due diligence of assets	March 11-18, 2014	50,000
	March 28, 2014	Tax advice	March 28-December 31, 2014	40,000
	May 28, 2014	Review revised tax laws	May 18-31, 2014	20,000
Year ended December 31, 2013	N/A	—	—	—
Year ended December 31, 2012	N/A	—	—	—

6.	Change of Independent Auditors

Starting from 2012, the Company changed its independent auditors to KPMG Samjong Accounting Corp. from Deloitte Anjin LLC due to the expiration of the audit contract with Deloitte Anjin LLC.

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1.	Board of Directors

A. Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of eight members: five independent directors and three inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

(As of November 7, 2014)
Total number of persons	Inside directors	Independent directors
8	Sung Min Ha, Dae Sik Cho, Dong Seob Jee	Jae Hyeon Ahn, Dae Shick Oh, Jae Hoon Lee, Hyun Chin Lim, Jay Young Chung

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an inside director and Jae Hyeon Ahn was elected as an independent director and a member of the audit committee.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
361th (the 1st meeting of 2014)	February 6, 2014

•       Financial statements as of and for the year ended December 31, 2013

•       Annual business report as of and for the year ended December 31, 2013

•       Report of internal accounting management

•       Report for the period after the fourth quarter of 2013

Approved as proposed Approved as proposed — —

362th (the 2nd meeting of 2014)	February 20, 2014

•       2014 transaction of goods, services and assets with SK Planet Co., Ltd.

•       Rights offering by PS&Marketing Co., Ltd.

•       Convocation of the 30th General Meeting of Shareholders

•       Evaluation results of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed —
363th (the 3rd meeting of 2014)	March 21, 2014

•       Election of the chief executive officer

•       Election of the chairman of the Board of Directors

•       Election of committee members

•       Financial transactions with affiliated company (SK Securities)

•       Provision of funds for management of the 2014 SUPEX meetings

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
364th (the 4th meeting of 2014)	April 24, 2014	• Transaction of goods relating to B Box with SK Broadband • Bond offering • Financial transactions with affiliated company (SK Securities) • Report for the period after the first quarter of 2014	Approved as proposed Approved as proposed Approved as proposed —
365th (the 5th meeting of 2014)	June 24, 2014	• Financial transactions with affiliated company (SK Securities)	Approved as proposed
366th (the 6th meeting of 2014)	July 24, 2014	• Payment of interim dividends • Financial results for the first six months of 2014 • Report for the period after the second quarter of 2014	Approved as proposed — —

Meeting	Date	Agenda	Approval
367th (the 7th meeting of 2014)	September 24, 2014

•       Transaction of services with SK (China) Management Co., Ltd.

•       Bond offering

•       Transactions of corporate bonds with affiliated company (SK Securities)

•       Financial transactions with affiliated company (SK Securities)

Approved as proposed Approved as proposed Approved as proposed Approved as proposed

368th (the 8th meeting of 2014)	October 23, 2014	• Investment to provide financial support to Tianlong • Report for the period after the third quarter of 2014	Approved as proposed —

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors
(1)	Committee structure (as of November 7, 2014)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Hyun Chin Lim, Jay Young Chung	Review CEO remuneration system and amount
*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Jae Hyeon Ahn, Dae Shick Oh, Jae Hoon Lee, Jay Young Chung	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	Dong Seob Jee	Jae Hyeon Ahn, Hyun Chin Lim, Jay Young Chung	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Sung Min Ha	Dae Shick Oh, Jae Hoon Lee	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Hyun Chin Lim, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.	Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Hyun Chin Lim, Jae Hyeon Ahn.

Major activities of the Audit Committee as of November 7, 2014 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2014	February 5, 2014

•       Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•       Review of business and audit results for the second half of 2013 and business and audit plans for 2014

•       Report of internal accounting management system

Approved as proposed — —
The 2nd meeting of 2014	February 19, 2014

•       Report on the IFRS audit of fiscal year 2013

•       Report on review of 2013 internal accounting management system

•       Evaluation of internal accounting management system operation

•       Agenda and document review for the 30th General Meeting of Shareholders

•       Auditor’s report for fiscal year 2013

•       IT service management contract for 2014

•       Service contract with SK Wyverns for 2014

•       Service contract with SKTCH

•       Construction of fixed-line and wireless networks in 2014

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 3rd meeting of 2014	March 20, 2014	• Transactions with SK C&C Co., Ltd. in the second quarter of 2014	Approved as proposed
The 4th meeting of 2014	April 23, 2014

•       Election of chairman Dae Shick Oh

•       Purchase of maintenance, repair and operations items from Happynarae Co., Ltd.

•       Construction of fixed-line and wireless network facilities for 2014

•       Remuneration for outside auditor for fiscal year 2014

•       Outside auditor service plan for fiscal year 2014

•       Audit plan for fiscal year 2014

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
The 5th meeting of 2014	June 25, 2014	• Transactions with SK C&C Co., Ltd. in the third quarter of 2014 • Energy reduction business contract with SK Broadband Co., Ltd.	Approved as proposed Approved as proposed
The 6th meeting of 2014	July 23, 2014

•       Construction of fixed-line and wireless network facilities for 2014

•       Review of business and audit results for the first half of 2014 and business and audit plans for the second half of 2014

•       Report on the IFRS audit of fiscal year 2014

Approved as proposed — —
The 7th meeting of 2014	September 23, 2014	• Transactions with SK C&C Co., Ltd. in the fourth quarter of 2014	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercise of Voting Rights

A. Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4.	Affiliated Companies

A.	Capital Investments between Affiliated Companies

(As of September 30, 2014)

Investing company	Invested companies
	SK Corporation	SK Innovation	SK Energy	SK Global Chemical	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK Securities
SK Holdings		33.4%			25.2%	39.1%	42.3%	44.5%	83.1%
SK Innovation			100.0%	100.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals						0.02%		28.2%
SKC
SK E&C
SK Gas
SK C&C	31.8%									10.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy
SK Seentec
Iriver

Total affiliated companies	31.8%	33.4%	100.0%	100.0%	25.2%	39.2%	42.3%	72.7%	83.1%	10.0%

	Invested companies
Investing company	SK E&S	SK Gas	DOPCO	CCE	YN Energy	Ko-one Energy Service	Entis	SK Telink	Busan City Gas	Jeonnam City Gas
SK Holdings	94.1%
SK Innovation			41.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom								83.5%
SK Chemicals		45.5%					50.0%
SKC
SK E&C
SK Gas
SK C&C	5.9%
SK E&S				100.0%	100.0%	100.0%			67.3%	100.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec		10.0%
Iriver

Total affiliated companies	100.0%	55.5%	41.0%	100.0%	100.0%	100.0%	50.0%	83.5%	67.3%	100.0%

	Invested companies
Investing company	Gangwon City Gas	JBES	M & Service	SK Wyverns	Infosec	Happynarae	SK Telesys	Gimcheon Energy Services	F&U Credit Info	Hanam Energy Service
SK Holdings
SK Innovation						42.5%
SK Energy
SK Global Chemical
SK Networks
SK Telecom				100.0%		42.5%			50.0%
SK Chemicals
SKC							50.6%
SK E&C
SK Gas						5.0%
SK C&C					100.0%	5.0%
SK E&S	100.0%	100.0%						80.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet			100.0%
SK Hynix
Ko-one Energy Service										100.0%
SK Seentec
Iriver

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	95.0%	50.6%	80.0%	50.0%	100.0%

	Invested companies
Investing company	SK D&D	Natruck	SK Hynix	Speed Motor	SK Mobile Energy	SK Petrochemical	SK Communications	SK Planet	SKC Air Gas	SKN service
SK Holdings
SK Innovation					100.0%
SK Energy		100.0%
SK Global Chemical
SK Networks				100.0%						86.5%
SK Telecom			20.1%					100.0%
SK Chemicals
SKC									80.0%
SK E&C
SK Gas	50.0%
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet							64.5%
SK Hynix
Ko-one Energy Service
SK Seentec						100.0%
Iriver

Total affiliated companies	50.0%	100.0%	20.1%	100.0%	100.0%	100.0%	64.5%	100.0%	80.0%	86.5%

Investing company	Invested companies
	Commerce Planet	Initz	SKC Solmics Co., Ltd.	SK Broadband	LC&C	PMP	PS&Marketing	UBcare	PyongTaek Energy Service	Wirye Energy Service
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks					100.0%
SK Telecom				50.6%			100.0%
SK Chemicals		66.0%						44.0%
SKC			40.9%
SK E&C
SK Gas
SK C&C
SK E&S						100.0%			100.0%	89.5%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet	100.0%
SK Hynix
Ko-one Energy Service
SK Seentec
Iriver

Total affiliated companies	100.0%	66.0%	40.9%	50.6%	100.0%	100.0%	100.0%	44.0%	100.0%	89.5%

	Invested companies
Investing company	Jeju United FC	MKS Guarantee	SK Forest	SK Lubricants	SKC Lighting	Bizen	SK HY ENG	HYSTEC	Silicon File	SK Biopharmaceuticals
SK Holdings			100.0%							100.0%
SK Innovation				100.0%
SK Energy	100.0%
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals
SKC					100.0%
SK E&C
SK Gas
SK C&C						99.0%
SK E&S
SK Communications
SK Broadband
SK D&D		100.0%
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix							100.0%	100.0%	100.0%
Ko-one Energy Service
SK Seentec
Iriver

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	99.0%	100.0%	100.0%	100.0%	100.0%

Investing company	Invested companies
	SK Seentec	Daejeon Pure Water	Gwangju Pure Water	SKW	Television Media Korea	Network O&S	Service Ace	Service Top	SK Pinx	U base Manufacturing Asia
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks									100.0%
SK Telecom						100.0%	100.0%	100.0%
SK Chemicals	100.0%
SKC				90.0%
SK E&C		32.0%	42.0%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants										100.0%
SK Shipping
SK Planet					51.0%
SK Hynix
Ko-one Energy Service
SK Seentec
Iriver

Total affiliated companies	100.0%	32.0%	42.0%	90.0%	51.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Investing company	Invested companies
	Ulsan Aromatics	SK Continental E-Motion Korea	G.Hub	SK Incheon Petrochem	SK Trading International	Boryeong LNG Terminal	NEOS Networks	SK Encar	Iriver CS	Iriver CS
SK Holdings
SK Innovation				100.0%	100.0%
SK Energy
SK Global Chemical	50.0%
SK Networks
SK Telecom							66.7%		39.3%
SK Chemicals
SKC
SK E&C
SK Gas			100.0%
SK C&C								50.0%
SK E&S						50.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion		100.0%
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec										100.0%

Total affiliated companies	50.0%	100.0%	100.0%	100.0%	100.0%	50.0%	66.7%	50.0%	39.3%	100.0%

*	As of September 30, 2014, SK Hynix disposed of all the shares (its 100% equity share) of QRT Semiconductor
**	Change in company names:

•	Ulsan Aromatics changed its name from Arochemi

•	Happynarae changed its name from MRO Korea

•	Bizen changed its name from Telsk

•	SK Hystec changed its name from Hystec

•	SK HY ENG changed its name from Hynix Engineering

•	Entis changed its name from SK Sci-tech

VII.	SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2014)					(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	2,000	0.00	4,000	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00

Total		Common share	20,366,290	25.22	20,368,290	25.22

B.	Overview of the Largest Shareholder

SK Holdings Co., Ltd. (“SK Holdings”) is a holding company in accordance with the Fair Trade Act and as of September 30, 2014, has nine subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., SK Biofarm Co., Ltd. and SK Forest Co., Ltd.

Details of the subsidiaries of SK Holdings are as follows:

			(Unit: in millions of Won)
Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	905,691	Trading and Energy	Publicly Listed
SKC Co., Ltd.	42.3%	254,632	PET Film Manufacturing and Chemical Products	Publicly Listed
SK E&C Co., Ltd.	44.5%	470,015	Infrastructure, Architectural Housing and Plant Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	420,568	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.0%	328,702	Biotechnology	Privately Held
SK Forest Co., Ltd.	100.0%	61,387	Forestry and Landscaping	Privately Held

*	The above shareholdings are based on common share holdings as of September 30, 2014.

SK Holdings is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Holdings is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2013. SK Innovation Co., Ltd. and SK Telecom Co., Ltd. are two such subsidiaries.

2.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of September 30, 2014)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks

SK Corporation	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,749,990	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 5, 2011	18,750,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 23, 2011	18,751,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	December 21, 2011	20,366,490	25.22	SK Holdings purchased 1,615,000 shares
	January 31, 2012	20,366,290	25.22	Retirement of Bang Hyung Lee, a former officer of an affiliated company
	January 1, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares

*	Shares held are the sum of shares held by SK Holdings and its related parties.

3.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of June 30, 2014)			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	13,337,328	16.52%	—
2	SK Holdings	20,363,452	25.22	—
3	SK Telecom	9,809,375	12.15	Treasury shares
4	National Pension Service	4,760,489	5.90	As of End of 2013
Shareholdings under the Employee Stock Ownership Program		97,074	0.12	As of September 30, 2014

B.	Shareholder Distribution

(As of June 30, 2014)				(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	24,174	99.76%	31,057,635	38.46%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

4.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		September 2014	August 2014	July 2014	June 2014	May 2014	April 2014
Common stock	Highest	298,500	280,500	264,000	243,500	229,000	217,000
	Lowest	279,500	256,500	236,000	218,500	216,000	198,000
Monthly transaction volume		3,359,174	2,711,496	3,399,217	3,423,138	2,785,194	4,636,269

B.	Foreign Securities Market

New York Stock Exchange			(Unit: in US dollars and number of American Depositary Receipts)
Types		September 2014	August 2014	July 2014	June 2014	May 2014	April 2014
Depository Receipt	Highest	31.75	30.31	28.31	26.50	24.77	23.09
	Lowest	30.34	27.76	25.54	23.56	23.23	20.76
Monthly transaction volume		18,808,998	22,036,244	20,283,267	21,637,750	14,595,143	20,665,121

VIII. EMPLOYEES AND DIRECTORS

1.	Employees

(As of September 30, 2014)					(Unit: in persons and millions of Won)
Classification	Number of employees				Average service year	Aggregate wage for the year 2014	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total
Male	3,595	59	—	3,654	13.1	356,874	93	—
Female	541	50	—	591	11.3	42,823	64	—
Total	4,136	109	—	4,245	12.9	399,697	89	—

*	Excludes retirement and severance payments to employees whose employment was terminated before the end of the respective employment periods. Average wage per person was calculated with respect to the total number of paid employees.

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of September 30, 2014)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

(As of September 30, 2014)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	3	2,703	901
Independent Directors*	2	121	61
Audit Committee Members	3	182	61

Total	8	3,006	376

3.	Individual Compensation of Directors

(As of September 30, 2014)		(Unit: in millions of Won)
Name	Title	Aggregate Amount Paid
Sung Min Ha	Chief Executive Officer and President	1,271
Dong Seob Jee	Head of Strategy & Planning Office	638

IX.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder

None.

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

A.	Investment and Disposition of Investment

None.

B.	Transfer of Assets

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Transferred Assets	Purpose of Transfer	Date of Transfer	Amount Transferred from Largest Shareholder	Amount Transferred to Largest Shareholder
SK Broadband Co., Ltd.	Subsidiary	Computer software	Disposition of assets	June 30, 2014	—	8,760	—
Total					—	8,760	—

*	On April 24, 2014, the board of directors resolved to transfer the Company’s tangible and intangible investment assets related to B Box to SK Broadband Co., Ltd. for Won 8,760 million for reliable and efficient operations of smart IPTV services, and the transfer of the assets was completed on June 30, 2014.

3.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Seoul E&T and others	Agency	Long-term and short-term loans	84,760	128,377	127,176	85,961	—	—

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

None.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
27th Fiscal Year Meeting of Shareholders (March 11, 2011)

1.      Approval of the financial statements for the year ended December 31, 2010

2.      Approval of Remuneration Limit for Directors

3.      Amendment to Company Regulation on Executive Compensation

4.      Election of directors

•       Election of inside directors

•       Election of independent directors

•       Election of independent directors as Audit Committee members

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Won 12 billion)

Approved (Sung Min Ha, Jin Woo So)

Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)

Approved (Jay Young Chung, Jae Ho Cho)

1st Extraordinary Meeting of Shareholders of 2011 (August 31, 2011)	1. Approval of the Spin-off Plan 2. Election of director	Approved (Spin-off of SK Planet) Approved (Jun Ho Kim)
28th Fiscal Year Meeting of Shareholders (March 23, 2012)

1.      Approval of the financial statements for the year ended December 31, 2011

2.      Amendment to Articles of Incorporation

3.      Election of directors

•       Election of an inside director

•       Election of an inside director

•       Election of an independent director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Young Tae Kim) Approved (Dong Seob Jee) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim) Approved (Won 12 billion)
29th Fiscal Year Meeting of Shareholders (March 22, 2013)

1.      Approval of the financial statements for the year ended December 31, 2012

2.      Amendments to Articles of Incorporation

3.      Election of directors

•       Election of an inside director

•       Election of an independent director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (Won 12 billion)
30th Fiscal Year Meeting of Shareholders (March 21, 2014)

1.      Approval of the financial statements for the year ended December 31, 2013

2.      Amendments to Articles of Incorporation

3.      Election of directors

•       Election of an inside director

•       Election of an independent director

•       Election of an independent director

•       Election of an independent director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Sung Min Ha)

Approved (Jay Young Chung)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court which ruled in favor of the Company on September 4, 2014. KOMCA filed an appeal at the Supreme Court of Korea, but the Company expects the appeal to be denied, based on the recent denials of appeal in similar suits involving KT and LGU+. While the Company does not expect this litigation to have an immediate impact on the Company’s business or results of operation as the final outcome of this litigation has not been determined, the Company may be required to pay increased annual license fees to KOMCA if the final judgment is rendered against the Company.

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B. Other Matters

None.

[SK Broadband]

A. Material Legal Proceedings

(1)	SK Broadband as the plaintiff

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim against Welcome Savings Bank	March 2014	1,291,533	Pending before district court
Damages claim against Golden Young and others	April 2011	908,166	Pending before appellate court
Total	—	2,199,699	—

(2)	SK Broadband as the defendant

	(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim by Sun Technology Co., Ltd. and others	October 2011	1,223,778	Pending before appellate court after remand
Damages claim by Haein Networks Co., Ltd.	April 2011	101,000	Pending before district court
Damages claim by Onnuri Co., Ltd.	December 2011	101,000	Pending before the Supreme Court of Korea
Damages claim by Mag Telecom Co., Ltd. and others	January 2012	606,000	Pending before district court
Damages claim by GT Com Co., Ltd.	March 2014	101,000	Pending before district court
		209,494

Total	—	2,342,272	—

The Company does not believe that the outcome of any of the proceedings in which SK Broadband is named as a defendant will have a material effect on the Company’s financial statements.

B. Other Contingent Liabilities

(1)	Pledged assets and covenants

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 2,071 million to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 14.2 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

[SK Planet]

A. Material Legal Proceedings

As of September 30, 2014, there was one pending proceeding with SK Planet as the defendant and the aggregate amount of the claim was Won 78 million. The management cannot reasonably forecast the outcome of this case and no amount in connection with this proceeding was recognized on the Company’s financial statements.

B. Other Contingent Liabilities

None.

[SK Communications]

A. Material Legal Proceedings

As of September 30, 2014, the aggregate amount of claims was Won 7.1 billion. The Company successfully defended some but not all suits relating to a leak of personal information of subscribers of NATE. Relevant proceedings remain pending at various courts in Korea. The management cannot reasonably forecast the outcome of the pending proceedings, and as a result, adjustments were not made in the financial statements of the Company. The Company does not believe that the outcome of any of the proceedings in which SK Communications is named as a defendant will have a material effect on the Company’s financial statements.

B. Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of September 30, 2014 are set forth in the table below.

	(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
Seoul Guarantee Insurance Company	Provisional deposit guarantee insurance for bonds	863,000
Etoos Education Co., Ltd.	Support for production and publication of cartoon series	1,600,000

[PS&Marketing]

A.	Other Contingent Liabilities

Shinhan Bank has provided a payment guarantee of Won 3 billion for PS&Marketing’s purchase of mobile devices from Apple Korea Ltd.

Additionally, PS&Marketing has entered into a credit facility up to Won 27 billion with Shinhan Bank for working capital purposes.

[NEOS Networks]

A.	Other Contingent Liabilities

NEOS Networks, has agreed to provide “geun” mortgage amounting to Won 1.2 billion.

3.	Status of sanctions, etc.

[SK Telecom]

On September 19, 2011, the Korea Communications Commission imposed on the Company a fine of Won 6.86 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2012.

On April 22, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

On November 11, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 23 of the Fair Trade Act relating to the transfer of patented technology necessary for the supply of relay facilities. The Company corrected the procedures before receiving the correctional order.

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 21,928 million. The Company filed an administrative proceeding to appeal the order and the Seoul High Court ruled against it on October 29, 2014. The Company plans to appeal the decision to the Supreme Court of Korea.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2012.

On July 4, 2012, the Fair Trade Commission issued correctional orders and imposed fines on the Company and seven affiliated companies for alleged unfair advantage provided to SK C&C, an affiliated company, in services fees for information technology system management and operation. The Company and SK Planet were imposed fines of Won 25,042 million and Won 1,349 million, respectively. The Company and the seven affiliated companies appealed the orders and on May 14, 2014, won the suit at the Seoul High Court. The Fair Trade Commission appealed the decision, and the case is currently pending before the Supreme Court of Korea.

On December 24, 2012, the Korea Communications Commission imposed on the Company a fine of Won 6.89 billion, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2013.

On January 11, 2013, the Company received a correctional order and a fine of Won 100 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the Company’s transactions with its distribution network. The Company paid the fine by May 10, 2013.

On March 14, 2013, the Korea Communications Commission imposed on the Company a fine of Won 3.14 billion and issued a correctional order in a case for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by April 2013.

On July 18, 2013, the Korea Communications Commission imposed on the Company a fine of Won 36.5 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by August 2013.

On August 21, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated procedural regulations related to terms and conditions of usage. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by November 2013.

On September 16, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to wholesale provision of telecommunication services. The Company completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by October 2013.

On November 15, 2013, the Korea Communications Commission imposed a fine of Won 676 million and issued a correctional order for limiting termination of telecommunication services. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by December 2013.

On December 27, 2013, the Korea Communications Commission imposed on the Company a fine of Won 56.0 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2014.

On March 7, 2014, the MSIP imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company suspended its operations during the period between April 5, 2014 and May 19, 2014, and reported to the MSIP on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2014. The Company suspended acquisition of new customers during the period beginning September 11, 2014 and ending September 17, 2014, and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, our former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

On August 21, 2014, the Korea Communications Commission imposed on the Company a fine of Won 37.1 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

[SK Broadband]

(1) Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: July 11, 2014

•	Subject: SK Broadband

•	Sanction: SK Broadband received a correctional order (relating to the failure to notify consumers of information relating to cancellations of purchases) and a fine of Won 1 billion.

•

Reason and the Relevant Law: Violated Article 13 of the Act on Consumer Protection in Electronic Commerce by not having notified consumers of the procedures for cancellation of purchases for paid IPTV contents.

•	Status of Implementation: Implemented voluntary improvements to notify consumers of cancellation procedures for such purchase prior to a decision by the Fair Trade Commission.

•	Company’s Plan: Implement the correctional order and pay the fine by November 2014.

(2) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: June 16, 2014

•	Subject: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 3 million.

•

Reason and the Relevant Law: Violated Articles 59 and 76 of the Act on Facilitation of the Use of Information Network and Protection of Information and Article 76 of the Enforcement Decree of the Act by not having designated proper contacts for the users of telecommunications billing services to raise objections and protect rights and interests of the users and by not having provided the contact information on the Internet or other means of communication.

•

Status of Implementation: Paid the fine, designated contact persons for user protection of telecommunications billing services, provided contact information on the Company’s website, and paid the fine.

•	Company’s Plan: Designate contact persons for user protection of telecommunications billing services and provide contact information to users.

(3) Violation of the Telecommunication Business Act

•	Date: August 21, 2013

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•

Reason and the Relevant Law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act for use of subscription agreements that omitted certain material terms and conditions pertaining to high-speed Internet usage.

•

Status of Implementation: Completed revision of subscription agreements to include material terms and conditions pertaining to high-speed Internet usage. Planning to distribute information sheets on current terms and conditions to new subscribers.

•	Company’s Plan: Improve operations including through revision of subscription agreements.

(4) Violation of the Telecommunication Business Act

•	Date: June 5, 2013

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

•	Reason and the Relevant Law: Improperly delayed cancellations of high-speed Internet subscribers and violated Articles 42 and 50 of the Telecommunication Business Act.

•

Status of Implementation: Improving operating procedures to stop the prohibited practice due for completion in August, completed amendment of the terms of service and published the sanction in newspapers.

•	Company’s Plan: Improve cancellation procedures to prevent recurrence of the cancellation delays.

(5) Violation of accounting rules

•	Date: December 13, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 39 million from the Korea Communications Commission.

•	Reason and the relevant law: Business report for 2011 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s plan: Will improve accounting management system.

(6) Violation of the Telecommunications Business Act

•	Date: May 18, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order and a fine of Won 253 million

•

Reason and relevant law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act and Article 50, Paragraph 1 of the related Enforcement Decree for offering discounts outside the terms and conditions of the subscription agreement to certain subscribers and thereby discriminating against certain subscribers

•	Status of implementation: Paid the fine, ceased the prohibitive practice, disclosed receiving the correctional order in a newspaper advertisement and changed business practice to prevent reoccurrence.

•	Company’s plan: Continuous management of the company’s distribution network and improve the company’s distribution structure.

(7) Violation of accounting rules

•	Date: January 20, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 54 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Will improve accounting management system.

(8) Violation of the Telecommunication Business Act

•	Date: November 23, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 30 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Violated Telecommunication Business Act by allocating “060” number without prior review and charging fees for the service usage.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, improved operating procedures and reported the results.

•	Company’s Plan: Will improve operating procedures.

(9) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: July 14, 2011

•	Subject: SK Broadband and a former officer of SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 15 million and the former officer was imposed a fine of Won 5 million.

•

Reason and the Relevant Law: Violated Articles 24 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

(10) Violation of the Telecommunication Business Act

•	Date: February 21, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a correctional order and a fine of Won 3.2 billion from the Korea Communications Commission.

•

Reason and the Relevant Law: Improperly discriminated subscribers with respect to the fee reduction in the process of acquiring high-speed Internet subscribers. Violated Article 50 of the Telecommunication Business Act and Article 42 of the Enforcement Decree.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, published the sanction in newspapers, improved operating procedures and amended the terms of services.

•	Company’s Plan: Continue to monitor marketing networks, improve marketing procedures, distribute incentive items directly and reduce incentive items.

4.	Important Matters That Occurred After September 30, 2014

[SK Telecom]

On October 28, 2014, the Company issued three tranches of fixed rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.526% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.658% and a maturity date of October 28, 2021) and Won 190 billion (with an annual interest rate of 2.818% and a maturity date of October 28, 2024) for a total principal amount of Won 500 billion.

5.	Use of Proceeds

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

(As of September 30, 2014)				(Unit: in millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds*	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

*	In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135.1 billion in financial expenses in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not converted by noteholders.

SK TELECOM CO., LTD.

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2014 and 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of September 30, 2014, the related condensed consolidated statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2014 and 2013, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013, and notes to the interim financial statements.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We did not review the financial statements of SK Broadband Co., Ltd., a domestic subsidiary, and an associate, whose financial statements constitute 11.9% of the Group’s consolidated operating revenue and 32.1% of the Group’s profit before income tax for the nine-month period ended September 30, 2013. Other auditors reviewed those financial statements and our report, insofar as it relates to the amounts included for these entities, is based solely on the reports of other auditors.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 21, 2014, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2013, presented for comparative purposes, is not different from that audited by us in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 7, 2014

This report is effective as of November 7, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of September 30, 2014 and December 31, 2013

(In millions of won)	Note	September 30, 2014		December 31, 2013
Assets
Current Assets:
Cash and cash equivalents	33,34	￦	1,332,619	1,398,639
Short-term financial instruments	5,33,34,37		292,677	311,474
Short-term investment securities	8,33,34		93,878	106,068
Accounts receivable - trade, net	6,33,34,35		2,735,086	2,257,316
Short-term loans, net	6,33,34,35		79,119	79,395
Accounts receivable - other, net	6,33,34,35		780,236	643,603
Prepaid expenses			126,648	108,909
Derivative financial assets	22,33,34		—	10
Inventories, net	7		236,767	177,120
Assets held for sale	9		2,611	3,667
Advanced payments and other	6,33,34		60,525	37,214

Total Current Assets			5,740,166	5,123,415

Non-Current Assets:
Long-term financial instruments	5,33,34		10,655	8,142
Long-term investment securities	8,33,34		1,023,804	968,527
Investments in associates and joint ventures	12		5,907,201	5,325,297
Property and equipment, net	13,35,37		10,217,606	10,196,607
Investment property, net	14		15,055	15,811
Goodwill	10,15		1,772,405	1,733,261
Intangible assets, net	16		2,465,913	2,750,782
Long-term loans, net	6,33,34,35		55,597	57,442
Long-term accounts receivable - other	6		3,566	—
Long-term prepaid expenses			43,206	32,008
Guarantee deposits	5,6,33,34		284,396	249,600
Long-term derivative financial assets	22,33,34		38,136	41,712
Deferred tax assets	31		25,894	26,322
Other non-current assets	6,33,34		81,375	47,589

Total Non-Current Assets			21,944,809	21,453,100

Total Assets		￦	27,684,975	26,576,515

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of September 30, 2014 and December 31, 2013

(In millions of won)	Note	September 30, 2014		December 31, 2013
Liabilities and Equity
Current Liabilities:
Short-term borrowings	17,33,34	￦	787,393	260,000
Current portion of debentures and long-term borrowings, net	17,33,34		965,957	1,042,276
Current portion of finance lease liabilities	20,33,34		7,735	19,351
Current portion of long-term payables - other	18,33,34		188,410	206,800
Accounts payable - trade	33,34,35		317,020	214,716
Accounts payable - other	33,34,35		1,252,770	1,864,024
Withholdings	33,34		892,607	728,936
Accrued expenses	33,34		1,032,220	988,193
Income tax payable	31		50,099	112,316
Unearned revenue			360,319	441,731
Derivative financial liabilities	22,33,34		23,290	21,171
Provisions	19		60,377	66,775
Advanced receipts and other			124,997	102,931

Total Current Liabilities			6,063,194	6,069,220

Non-Current Liabilities:
Debentures, excluding current portion, net	17,33,34		5,211,277	4,905,579
Long-term borrowings, excluding current portion	17,33,34		144,484	104,808
Long-term payables - other	18,33,34		681,324	838,585
Long-term unearned revenue			33,646	50,894
Finance lease liabilities	20,33,34		707	3,867
Defined benefit liabilities	21		154,852	74,201
Long-term derivative financial liabilities	22,33,34		182,599	103,168
Long-term provisions	19		41,136	28,106
Deferred tax liabilities	31		362,434	168,825
Other non-current liabilities	33,34		65,247	62,705

Total Non-Current Liabilities			6,877,706	6,340,738

Total Liabilities			12,940,900	12,409,958

Equity
Share capital	1,23		44,639	44,639
Capital surplus and other capital adjustments	23,24,25		288,726	317,508
Retained earnings	26		13,716,388	13,102,495
Reserves	27		(25,021)	(12,270)

Equity attributable to owners of the Parent Company			14,024,732	13,452,372
Non-controlling interests			719,343	714,185

Total Equity			14,744,075	14,166,557

Total Liabilities and Equity		￦	27,684,975	26,576,515

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three and nine-month periods ended September 30, 2014 and 2013

(In millions of won except for per share data)		September 30, 2014			September 30, 2013
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Continuing operations
Operating revenue:	4,35
Revenue		￦	4,367,484	12,874,772	4,124,594	12,307,213
Operating expense:	35
Labor cost			411,219	1,241,495	363,241	1,166,404
Commissions paid			1,326,710	4,318,663	1,349,595	4,132,638
Depreciation and amortization	4		672,349	1,996,612	667,476	1,975,969
Network interconnection			286,279	842,812	264,877	769,719
Leased lines			101,762	309,099	113,661	343,891
Advertising			104,843	290,076	91,629	263,799
Rent			118,240	340,816	115,331	336,386
Cost of products that have been resold			474,058	1,203,712	306,335	930,475
Other operating expenses	28		335,462	996,435	301,013	886,523

Sub-total			3,830,922	11,539,720	3,573,158	10,805,804

Operating income	4		536,562	1,335,052	551,436	1,501,409
Finance income	4,30		38,391	88,191	17,297	76,406
Finance costs	4,30		(101,490)	(275,827)	(100,856)	(407,250)
Gains relating to investments in subsidiaries, associates and joint ventures, net	4,12		272,144	566,846	235,155	584,758
Other non-operating income	4,29		10,637	47,211	12,082	50,292
Other non-operating expense	4,29		(90,485)	(155,131)	(285,398)	(363,023)

Profit before income tax	4		665,759	1,606,342	429,716	1,442,592
Income tax expense from continuing operations	31		134,757	310,392	99,356	310,490

Profit from continuing operations			531,002	1,295,950	330,360	1,132,102
Discontinued operation
Gains from discontinued operation, net of income taxes	36		—	—	171,874	183,778

Profit for the period		￦	531,002	1,295,950	502,234	1,315,880

Attributable to :
Owners of the Parent Company		￦	531,548	1,299,898	504,026	1,324,824
Non-controlling interests			(546)	(3,948)	(1,792)	(8,944)
Earnings per share (in won)
Basic earnings per share	32	￦	7,493	18,206	7,086	18,841

Diluted earnings per share	32	￦	7,493	18,206	7,086	18,841

Earnings per share - Continuing operations (in won)
Basic earnings per share	32		7,493	18,206	4,699	16,322

Diluted earnings per share	32		7,493	18,206	4,699	16,322

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2014 and 2013

(In millions of won)	Note	September 30, 2014			September 30, 2013
		Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit for the period		￦	531,002	1,295,950	502,234	1,315,880
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligations	21		1,379	(10,615)	2,778	(2,827)
Items that may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	27,30		68,063	67,526	27,039	(24,366)
Net change in other comprehensive income of investments in associates and joint ventures	27		28,157	(25,312)	(74,986)	24,493
Net change in unrealized fair value of derivatives	27,30		(21,589)	(40,402)	71,641	7,547
Foreign currency translation differences for foreign operations	27		(7,855)	(18,271)	(15,239)	(1,184)

Total other comprehensive income (loss), net of taxes			68,155	(27,074)	11,233	3,663

Total comprehensive income		￦	599,157	1,268,876	513,467	1,319,543

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	601,745	1,276,364	515,846	1,329,163
Non-controlling interests			(2,588)	(7,488)	(2,379)	(9,620)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2014 and 2013

(In millions of won)							Non- controlling interests	Total equity
	Controlling Interest
	Share capital		Capital surplus (deficit) and other capital adjustments	Retained earnings	Reserves	Sub-total
Balance, January 1, 2013	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	(655,946)	—	(655,946)	(2,242)	(658,188)
Total comprehensive income
Profit (loss) for the period		—	—	1,324,824	—	1,324,824	(8,944)	1,315,880
Other comprehensive income (loss)		—	—	(3,116)	7,455	4,339	(676)	3,663
Issuance of hybrid bond		—	398,518	—	—	398,518	—	398,518
Interest on hybrid bond		—	—	(5,291)	—	(5,291)	—	(5,291)
Treasury stock		—	190,528	—	—	190,528	—	190,528
Business combination under common control		—	(61,854)	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(2,002)	—	—	(2,002)	(253,033)	(255,035)

Balance, September 30, 2013	￦	44,639	236,307	12,785,128	(18,181)	13,047,893	735,110	13,783,003

Balance, January 1, 2014		44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557
Cash dividends		—	—	(666,802)	—	(666,802)	(170)	(666,972)
Total comprehensive income		—	—	—	—	—	—	—
Profit (loss) for the period		—	—	1,299,898	—	1,299,898	(3,948)	1,295,950
Other comprehensive loss		—	—	(10,783)	(12,751)	(23,534)	(3,540)	(27,074)
Interest on hybrid bond		—	—	(8,420)	—	(8,420)	—	(8,420)
Business combination under common control		—	(28,641)	—	—	(28,641)	—	(28,641)
Changes in ownership in subsidiaries		—	(141)	—	—	(141)	12,816	12,675

Balance, September 30, 2014	￦	44,639	288,726	13,716,388	(25,021)	14,024,732	719,343	14,744,075

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2014 and 2013

(In millions of won)	Note	September 30, 2014		September 30, 2013
Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		￦	1,295,950	1,315,880
Adjustments for income and expenses	38		2,225,622	2,363,633
Changes in assets and liabilities related to operating activities	38		(891,768)	(1,210,694)

Sub-total			2,629,804	2,468,819
Interest received			37,886	40,313
Dividends received			13,048	10,199
Interest paid			(198,785)	(218,764)
Income tax paid			(182,186)	(118,689)

Net cash provided by operating activities			2,299,767	2,181,878

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			18,956	74,970
Decrease in short-term investment securities, net			15,243	—
Collection of short-term loans			132,965	225,493
Proceeds from disposal of long-term financial instruments			11	15
Proceeds from disposal of long-term investment securities			51,839	224,118
Proceeds from disposal of investments in associates and joint ventures			6,645	40,021
Proceeds from disposal of property and equipment			19,377	8,572
Proceeds from disposal of intangible assets			8,275	2,117
Proceeds from disposal of assets held for sale			1,056	190,393
Collection of long-term loans			3,437	11,563
Decrease of deposits			8,247	9,761
Proceeds from disposal of other non-current assets			71	554
Proceeds from disposal of subsidiaries			—	216,471

Sub-total			266,122	1,004,048
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(30,422)
Increase in short-term loans			(130,803)	(211,677)
Increase in long-term loans			(3,148)	(3,069)
Increase in long-term financial instruments			(2,522)	(7,504)
Acquisition of long-term investment securities			(28,294)	(15,762)
Acquisition of investments in associates and joint ventures			(40,264)	(93,191)
Acquisition of property and equipment			(2,113,393)	(1,668,004)
Acquisition of intangible assets			(65,856)	(192,846)
Increase in deposits			(2,643)	(19,686)
Increase in other non-current assets			(1,835)	(1,103)
Acquisition of business, net of cash acquired			(158,228)	(94,805)

Sub-total			(2,546,986)	(2,338,069)

Net cash used in investing activities		￦	(2,280,864)	(1,334,021)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2014 and 2013

(In millions of won)	September 30, 2014		September 30, 2013
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings	￦	523,600	44,000
Issuance of debentures		757,459	1,014,859
Proceeds from long-term borrowings		52,552	8,600
Issuance of hybrid bond		—	398,518
Cash inflows from settlement of derivatives		119	2,270

Sub-total		1,333,730	1,468,247
Cash outflows for financing activities:
Repayment of short-term borrowings		—	(563,745)
Repayment of long-term payables - other		(207,693)	(161,575)
Repayment of debentures		(506,149)	—
Repayment of long-term borrowings		(14,109)	(357,615)
Cash outflows from settlement of derivatives		(556)	—
Payment of finance lease liabilities		(14,828)	(15,359)
Payment of dividends		(666,802)	(658,189)
Payment of interest on hybrid bond		(8,420)	—
Cash paid for transactions with non-controlling interest		—	(3,871)

Sub-total		(1,418,557)	(1,760,354)

Net cash used in financing activities		(84,827)	(292,107)

Net increase (decrease) in cash and cash equivalents		(65,924)	555,750
Cash and cash equivalents at beginning of the period		1,398,639	920,125
Effects of exchange rate changes on cash and cash equivalents		(96)	(5,260)

Cash and cash equivalents at end of the period	￦	1,332,619	1,470,615

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated on March 29, 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2014, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	50,572,884	62.63
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of September 30, 2014 and December 31, 2013 is as follows:

			Ownership(%)
Subsidiary	Location	Primary business	Sep. 30, 2014	Dec. 31, 2013
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
M& Service Co., Ltd.	Korea	Database and online information agency	100.0	100.0
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
Stonebridge Cinema Fund	Korea	Investment association	56.0	56.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership(%)
Subsidiary	Location	Primary business	Sep. 30, 2014	Dec. 31, 2013
Iconcube Holdings, Inc. (*1)	Korea	Investment association	100.0	—
Iconecube, Inc. (*1)	Korea	Internet website services	100.0	—
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Neosnetworks Co.,Ltd.(*1,2)	Korea	Guarding of facilities	66.7	—
IRIVER LIMITED (*1,3)	Korea	Manufacturing digital audio players and other portable media devices.	39.3	—
Iriver CS Co., Ltd. (*1)	Korea	After-sales service and logistics agency	100.0	—
iriver Enterprise Ltd.(*1)	Hong Kong	Management of Chinese subsidiary	100.0	—
iriver America Inc.(*1)	USA	Marketing and sales in North America	100.0	—
iriver Inc.(*1)	USA	Marketing and sales in North America	100.0	—
iriver China Co., Ltd.(*1)	China	Sales and manufacturing MP3,4 in China	100.0	—
Dongguan iriver Electronics Co., Ltd.(*1)	China	Sales and manufacturing e-book in China	100.0	—
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment association	100.0	100.0
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment association	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, L.P.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0

(*1)	Changes in subsidiaries are explained in Note 1-(4).
(*2)	Due to the shareholders’ agreement which grants put option to the non-controlling shareholders, this entity is consolidated as a wholly owned subsidiary in the consolidated financial statements. (Refer to Note 10)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

(*3)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have de facto control since the Group holds significantly more voting rights than any other vote holder or organised group of vote holders, and the other shareholdings are widely dispersed. (Refer to Note 10)

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries, including IM Shopping Inc., were excluded from the list of subsidiaries as the effects on their financial statements are not material considering both individual and overall quantitative and qualitative effects, although the Group controls those subsidiaries.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the nine-month period ended September 30, 2014 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	318,224	182,080	136,144	349,042	9,438
M& Service Co., Ltd.		73,101	30,244	42,857	97,120	7,191
SK Communications Co., Ltd.		181,137	43,917	137,220	70,113	(14,514)
Stonebridge Cinema Fund		12,025	356	11,669	—	72
Commerce Planet Co., Ltd.		28,175	29,548	(1,373)	46,272	251
SK Broadband Co., Ltd.		3,058,875	1,935,295	1,123,580	1,968,606	2,785
K-net Culture and Contents Venture Fund		15,701	—	15,701	—	(468)
Fitech Focus Limited Partnership II		19,471	—	19,471	—	(1,886)
Open Innovation Fund		25,976	—	25,976	—	(2,270)
PS&Marketing Corporation		620,455	414,224	206,231	1,202,101	(827)
Service Ace Co., Ltd.		68,303	41,294	27,009	152,645	2,243
Service Top Co., Ltd.		61,816	42,968	18,848	138,516	3,059
Network O&S Co., Ltd.		65,509	35,980	29,529	153,267	5,394
BNCP Co., Ltd.		6,914	6,408	506	9,768	(1,938)
Iconcube Holdings, Inc. (*1)		3,796	553	3,243	172	12
SK Planet Co., Ltd.		2,605,082	760,062	1,845,020	1,091,841	20,279
Neosnetworks Co.,Ltd.		28,171	8,173	19,998	23,563	(373)
IRIVER LIMITED (*2)		36,542	15,674	20,868	36,880	1,698
SK Telecom China Holdings Co., Ltd.		35,190	596	34,594	8,412	623
Shenzhen E-eye High Tech Co., Ltd.		15,860	595	15,265	2,910	(482)
SK Global Healthcare Business Group., Ltd.		26,265	—	26,265	—	(351)
SK Planet Japan		4,152	1,489	2,663	61	(2,089)
SKT Vietnam PTE. Ltd.		4,054	1,228	2,826	—	(72)
SK Planet Global PTE. Ltd.		4,178	63	4,115	87	(2,535)
SKP GLOBAL HOLDINGS PTE. LTD.		11,903	31	11,872	—	(5,788)
SKT Americas, Inc.		39,717	86	39,631	6,717	(138)
SKP America LLC.		267,716	—	267,716	—	(42)
YTK Investment Ltd.		41,930	—	41,930	—	—
Atlas Investment(*3)		65,254	105	65,149	—	(3,340)

(*1)	The condensed financial information of Icon Cube Holdings includes financial information of Icon Cube Co., Ltd., a subsidiary of Icon Cube Holdings.
(*2)	The condensed financial information of IRIVER LIMITED includes financial information of iriver CS Co. Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd., and Dong-guan iriver Electronics Co., Ltd., subsidiaries of IRIVER LIMITED.
(*3)	The condensed financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2013 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity (deficit)	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	252,475	125,807	126,668	433,276	16,024
M& Service Co., Ltd.		68,587	32,626	35,961	130,178	4,176
SK Communications Co., Ltd.		205,792	53,755	152,037	128,272	(41,893)
Stonebridge Cinema Fund		11,974	377	11,597	1	1,320
Commerce Planet Co., Ltd.		26,237	27,333	(1,096)	56,565	587
SK Broadband Co., Ltd.		3,044,349	1,916,721	1,127,628	2,539,366	12,306
K-net Culture and Contents Venture Fund		16,181	12	16,169	—	(16,595)
Fitech Focus Limited Partnership II		21,446	—	21,446	—	(1,179)
Open Innovation Fund		27,996	—	27,996	—	(15,408)
PS&Marketing Corporation		277,300	141,356	135,944	1,095,647	1,369
Service Ace Co., Ltd.		56,276	30,667	25,609	187,961	2,995
Service Top Co., Ltd.		48,369	30,634	17,735	159,364	3,484
Network O&S Co., Ltd.		56,677	32,353	24,324	198,664	2,060
BNCP Co., Ltd.		12,108	6,433	5,675	14,819	(9,019)
SK Planet Co., Ltd.		2,528,054	766,841	1,761,213	1,378,211	201,556
SK Telecom China Holdings Co., Ltd.		36,261	2,052	34,209	17,025	613
Shenzhen E-eye High Tech Co., Ltd.		17,894	1,841	16,053	7,703	(789)
SK Global Healthcare Business Group., Ltd.		27,625	—	27,625	—	831
SK Planet Japan		1,793	280	1,513	394	(1,635)
SKT Vietnam PTE. Ltd.		11,773	8,862	2,911	—	(28,086)
SK Planet Global PTE. Ltd.		697	149	548	331	(1,420)
SKP GLOBAL HOLDINGS PTE. LTD.		20,713	9	20,704	—	1,542
SKT Americas, Inc.		33,876	1,315	32,561	9,207	(6,544)
SKP America LLC.		22,399	12	22,387	—	—
YTK Investment Ltd.		42,118	—	42,118	—	(21,764)
Atlas Investment(*1)		40,218	101	40,117	—	(8,248)

(*1)	The condensed financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in the consolidation for the period ended September 30, 2014 is as follows:

Subsidiary	Reason
Neosnetworks Co., Ltd.	The Parent Company acquired ownership interests during the nine-month period ended September 30, 2014.
IRIVER LIMITED
Iriver CS Co., Ltd. iriver Enterprise Ltd. iriver America Inc. iriver Inc. iriver China Co., Ltd. Dongguan iriver Electronics Co., Ltd.
Iconcube Holdings, Inc.	Established by spinoff from BNCP Co., Ltd. during the nine-month period ended September 30, 2014.
Iconcube, Inc.

(5)	The information of significant non-controlling interests of consolidated entities as of and for the nine-month period ended September 30, 2014, and as of and for the year ended December 31, 2013 is as follows:

(In millions of won)
	September 30, 2014
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4
Current assets	￦	92,235	513,785
Non-current assets		88,902	2,545,090
Current liabilities		(41,728)	(715,211)
Non-current liabilities		(2,189)	(1,220,084)
Net assets		137,220	1,123,580
Adjustment for fair value		—	112,041
Net assets of consolidated entities		137,220	1,235,621
Carrying amount of non-controlling interests		48,653	610,848
Revenue	￦	70,113	1,968,606
Profit (loss) for the period		(14,514)	2,785
Amortization of adjustment for fair value		—	(1,438)
Profit (loss) of the consolidated entities		(14,514)	1,347
Total comprehensive loss		(14,816)	(5,486)
Profit (loss) attributable to non-controlling interests		(5,146)	666
Net cash provided by (used in) operating activities	￦	(4,167)	302,857
Net cash provided by (used in) investing activities		9,956	(447,521)
Net cash provided by financing activities		—	115,220
Net increase (decrease) in cash and cash equivalents		5,789	(29,444)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2013
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests(%)		35.4	49.4
Current assets	￦	108,100	533,597
Non-current assets		97,692	2,510,752
Current liabilities		(51,868)	(938,385)
Non-current liabilities		(1,887)	(978,336)
Net assets		152,037	1,127,628
Adjustment for fair value		—	113,478
Net assets of consolidated entities		152,037	1,241,106
Carrying amount of non-controlling interests		53,856	613,560
Revenue	￦	128,272	2,539,366
Profit (loss) for the period		(41,893)	12,306
Amortization of adjustment for fair value		—	(30,977)
Loss of the consolidated entities		(41,893)	(18,671)
Total comprehensive loss		(43,318)	(13,059)
Loss attribute to non-controlling interests		(14,853)	(9,231)
Net cash provided by (used in) operating activities	￦	(22,867)	440,036
Net cash provided by (used in) Investing activities		41,788	(329,346)
Net cash provided by (used in) financing activities		19	(129,181)
Net increase (decrease) in cash and cash equivalents		18,940	(18,491)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

2.	Basis of Preparation

(1)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2013. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

1)	Assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2013.

2)	Fair value measurement

The Group establishes fair value measurement policies and procedures as its accounting policies and disclosures require fair value measurements for the majority of financial and non-financial assets and liabilities. Such policies and procedures are executed by the valuation division, which is responsible for the review of significant fair value measurements including fair value classified as level 3 in the fair value hierarchy and the results of which are directly reported to the finance executive.

The valuation division regularly reviews unobservable significant inputs and valuation adjustments. If third party information such as prices available from an exchange, dealer, broker, industry group, pricing service or regulatory agency is used for fair value measurements, the valuation division reviews whether the valuation based on third party information includes classification by levels within the fair value hierarchy and meets the requirements for the relevant standards.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

2.	Basis of Preparation, Continued

The Group uses the best observable inputs in market when measuring fair values of assets or liabilities. Fair values are classified within the fair value hierarchy based on inputs used in valuation method, as follows:

✓	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

✓	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

✓	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

If various inputs used to measure fair value of assets or liabilities are transferred between levels of the fair value hierarchy, the Group classifies the assets and liabilities at the lowest level of inputs among the fair value hierarchy which is significant to the entire measured value and recognizes transfers between levels at the end of the reporting period of which such transfers occurred.

Information about assumptions used for fair value measurements are included in Note 34.

(3)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the ultimate controlling entity of the Parent Company because it has de facto control of the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2013. The following changes in accounting policy are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2014.

(1)	Changes in accounting policies

1)	Offsetting financial assets and financial liabilities

The Group has applied the amendments to K-IFRS No.1032, ‘Financial instruments: Presentation’ since January 1, 2014. This standard requires financial assets and financial liabilities being offset and the presentation of financial assets and financial liabilities on a net basis when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The right of set-off that cannot be contingent on a future event, and must be legally enforceable in all of the following circumstances: (i) the normal course of business; (ii) an event of default; and (iii) an event of insolvency or bankruptcy of the entity or any of the counterparties.

To meet the net settlement criterion, all settlements need to remove or reduce credit risk or liquidity risk as minor level. In case of single payment or payment period which can handle bonds and payables, settlement result needs to be paid as same as practical settle net.

There is no material impact of the application of this amendment on the consolidated financial statements.

4.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s internet portal services and other operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as other.

Cellular services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Other includes the Group’s Internet portal services, game manufacturing and other immaterial operations.

Segment information of the Group for the nine-month period ended September 30, 2013 has been retrospectively restated to exclude discontinued operations.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

4.	Operating Segments, Continued

(1)	Details of the segment information as of and for the nine-month period ended September 30, 2014 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Other	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	￦	11,478,490	2,317,649	1,349,160	15,145,299	(2,270,527)	12,874,772
Inter-segment revenue		1,221,568	471,647	577,312	2,270,527	(2,270,527)	—
External revenue		10,256,922	1,846,002	771,848	12,874,772	—	12,874,772
Depreciation and amortization		1,561,071	373,557	61,984	1,996,612	—	1,996,612
Operating income (loss)		1,298,439	45,701	(9,088)	1,335,052	—	1,335,052
Finance income (cost), net							(187,636)
Gain relating to investments in subsidiaries, associates and joint ventures, net							566,846
Other non-operating income (expense), net							(107,920)

Profit from continuing operations before income tax							1,606,342
Total assets		23,641,202	3,377,099	3,162,451	30,180,752	(2,495,777)	27,684,975
Total liabilities		9,958,923	2,117,375	896,992	12,973,290	(32,390)	12,940,900

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

4.	Operating Segments, Continued

(2)	Details of the segment information as of and for the nine-month period ended September 30, 2013 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Other	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	￦	10,760,819	2,173,316	1,251,228	14,185,363	(1,878,150)	12,307,213
Inter-segment revenue		872,517	445,725	559,908	1,878,150	(1,878,150)	—
External revenue		9,888,302	1,727,591	691,320	12,307,213	—	12,307,213
Depreciation and amortization		1,493,938	390,975	91,056	1,975,969	—	1,975,969
Operating income (loss)		1,504,189	31,340	(34,120)	1,501,409	—	1,501,409
Finance income (cost), net							(330,844)
Gain relating to investments in subsidiaries, associates and joint ventures, net							584,758
Other non-operating income (expense), net							(312,731)

Profit from continuing operations before income tax							1,442,592
Total assets		22,831,074	3,119,903	3,163,101	29,114,078	(3,180,600)	25,933,478
Total liabilities		9,595,320	1,871,875	905,828	12,373,023	(222,548)	12,150,475

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the nine-month periods ended September 30, 2014 and 2013.

5.	Restricted Deposits

Deposits which are restricted in use as of September 30, 2014 and December 31, 2013 are summarized as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Short-term financial instruments(*)	￦	80,571	81,634
Long-term financial instruments(*)		7,595	7,589
Guarantee deposits		280	40

	￦	88,446	89,263

(*)	Financial instruments include charitable trust fund established by the Group. Profits from this charitable fund are donated to charitable institutions. As of September 30, 2014, the fund cannot be withdrawn.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	September 30, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	2,973,329	(238,243)	2,735,086
Short-term loans		79,853	(734)	79,119
Accounts receivable—other		858,996	(78,760)	780,236
Accrued income		15,252	(29)	15,223
Others		3,888	—	3,888

		3,931,318	(317,766)	3,613,552
Non-current assets:
Long-term loans		82,288	(26,691)	55,597
Long-term accounts receivable—other		3,566	—	3,566
Guarantee deposits		284,396	—	284,396
Long-term accounts receivable—trade		12,586	—	12,586

		382,836	(26,691)	356,145

	￦	4,314,154	(344,457)	3,969,697

(In millions of won)	December 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable—trade	￦	2,482,001	(224,685)	2,257,316
Short-term loans		80,129	(734)	79,395
Accounts receivable—other		715,405	(71,802)	643,603
Accrued income		11,970	(29)	11,941
Others		2,548	—	2,548

		3,292,053	(297,250)	2,994,803
Non-current assets:
Long-term loans		84,176	(26,734)	57,442
Guarantee deposits		249,600	—	249,600
Long-term accounts receivable—trade		13,154	—	13,154

		346,930	(26,734)	320,196

	￦	3,638,983	(323,984)	3,314,999

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

6.	Trade and Other Receivables, Continued

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2014		September 30, 2013
Balance at January 1	￦	323,984	300,668
Increase of bad debt		45,829	64,641
Write-off		(41,294)	(43,553)
Others		15,938	14,791

Balance at September 30	￦	344,457	336,547

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014			December 31, 2013
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	2,150,030	1,182,291	1,882,607	938,131
Overdue but not impaired		101,083	2,072	46,773	2,030
Impaired		734,802	143,876	565,775	203,667

		2,985,915	1,328,239	2,495,155	1,143,828
Allowance for doubtful accounts		(238,243)	(106,214)	(224,685)	(99,299)

	￦	2,747,672	1,222,025	2,270,470	1,044,529

The Group establishes allowance for doubtful accounts based on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014			December 31, 2013
	Accounts receivable - trade		Accounts receivable - other	Accounts receivable - trade	Accounts receivable - other
Less than 1 month	￦	28,389	19	12,036	20
1 ~ 3 months		42,597	354	15,686	1,220
3 ~ 6 months		5,545	841	3,610	516
More than 6 months		24,552	858	15,441	274

	￦	101,083	2,072	46,773	2,030

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

7.	Inventories

Details of inventories as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014				December 31, 2013
	Acquisition cost		Write - down of inventory	Carrying amount	Acquisition cost	Write - down of inventory	Carrying amount
Merchandise	￦	223,417	(5,877)	217,540	165,080	(3,152)	161,928
Finished goods		3,376	(900)	2,476	1,711	(34)	1,677
Work in process		1,188	(58)	1,130	—	—	—
Raw materials and supplies		16,449	(828)	15,621	13,515	—	13,515

	￦	244,430	(7,663)	236,767	180,306	(3,186)	177,120

8.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Beneficiary certificates(*)	￦	86,859	102,828
Current portion of long-term investment securities		7,019	3,240

	￦	93,878	106,068

(*)	The interest distributions arising from beneficiary certificates as of September 30, 2014 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

8.	Investment Securities, Continued

(2)	Details of long-term investment securities as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Equity securities:
Marketable equity securities	￦	717,064	638,445
Unlisted equity securities		51,511	47,145
Equity investments		215,245	239,354

		983,820	924,944
Debt securities:
Public bonds(*1)		158	356
Investment bonds(*2)		46,845	46,467

		47,003	46,823

Total		1,030,823	971,767
Less current portion of long-term investment securities		(7,019)	(3,240)

Long-term investment securities	￦	1,023,804	968,527

(*1)	Details of maturity for the public bonds as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Less than 1 year	￦	158	356

(*2)	During the nine-month period ended September 30, 2014, the Parent Company exercised the conversion right for the convertible bonds of NanoEnTek, Inc., which were classified as financial assets at fair value through profit or loss. As a result of this transaction, investments in associates have increased by ￦19,180 million and the difference between carrying amount of the financial assets at fair value and fair value of ￦1,352 million is accounted for as finance costs.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

9.	Assets Held for Sale

Assets held for sale as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Investments in associates
TR Entertainment(*1)	￦	2,611	2,611
SK Fans Co., Ltd.(*2)		—	1,056

	￦	2,611	3,667

(*1)	A disposal contract for the Group’s entire ownership interests in TR Entertainment was entered into during the year ended December 31, 2013 and the investment in the associate was reclassified to assets classified held for sale and an impairment loss of ￦4,019 million was recognized.
(*2)	For the year ended December 31, 2013, contract changes for SK Fans Co., Ltd. were made and the Group recognized the difference between the changes and the existing contractual amount as impairment loss. For the nine-month period ended September 30, 2014, the Group disposed of its investments in SK Fans Co., Ltd. in 2014.

10.	Acquisition of Subsidiary

(1)	General information

The Parent Company acquired the ownership interests of Neosnetworks Co., Ltd. and IRIVER LIMITED and they were newly included in the list of subsidiaries during the nine-month period ended September 30, 2014.

1)	Neosnetworks Co., Ltd.

On April 2, 2014, the Parent Company acquired the ownership interest of 66.7% of Neosnetworks Co., Ltd., which manages facility guarding services, in order to secure new growth engine in physical security market and obtained the control over Neosnetworks Co., Ltd.

Neosnetworks Co., Ltd. recognized revenue of ￦16,004 million and loss of ￦661 million, respectively, from the acquisition date to September 30, 2014.

2)	IRIVER LIMITED

On August 13, 2014, the Parent Company obtained ownership interests of 39.3% by acquiring 10,241,722 shares of IRIVER LIMITED from investment companies in order to develop smart phone applications and media devices such as bluetooth speakers and ear phones for future growth.

Although the Group has less than 50% of the voting rights of IRIVER LIMITED, it is considered to have de facto control since the Group holds significantly more voting rights than any other vote holder or organised group of vote holders, and the other shareholdings are widely dispersed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

10.	Acquisition of Subsidiary, Continued

(2)	Consideration paid and identifiable assets and liabilities transferred

Consideration paid and identifiable assets acquired and liabilities assumed recognized at the acquisition date are as follows:

(In millions of won)
	Neosnetworks Co., Ltd.		IRIVER LIMITED
Consideration paid
Cash and cash equivalents	￦	23,968	29,503
Long-term payables - other (*)		14,500	—

		38,468	29,503

Assets and liabilities in succession
Cash and cash equivalents	￦	16,631	3,098
Accounts receivable – trade, net		111	11,687
Property, equipment and intangible assets		—	11,780
Investment securities		11,489	3,153
Other assets		1,289	6,824
Accounts payable - trade		(3,411)	(7,113)
Borrowings and debentures		(2,150)	(2,293)
Other liabilities		(3,305)	(6,268)

	￦	20,654	20,868

Controling interests		20,654	8,193
Non-controling interests		—	12,675

(*)	During the nine-month period ended September 30, 2014, the Parent Company acquired 31,310 shares of Neosnetworks Co., Ltd. (the ownership interest of 66.7%) by purchasing old shares from the pre-existing shareholders and participating in the capital increase. The Parent Company entered into a shareholders’ agreement which granted put options to the pre-existing shareholders for the remaining equity interest of Neosnetworks Co., Ltd. and call options to the Parent Company for those shares if certain conditions are met. In accordance with this shareholders’ agreement, the Group deemed that it assumed the residual equity of the pre-existing shareholders on the acquisition date, and the amount to be paid to the pre-existing shareholders for this acquisition in the future was recorded as long-term payables-other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

11.	Business combination under common control

(1)	General information

PS&Marketing Corporation, a subsidiary of the Parent Company, acquired the retail distribution business of IT service department of SK Networks Co., Ltd. on April 30, 2014 in order to strengthen the mid/long-term distribution competitiveness by expanding the retail infrastructure and enlarging the direct management network.

From the acquisition date to September 30, 2014, PS&Marketing Corporation recognized revenue of ￦389,069 million and profit of ￦6,302 million, respectively, relating to the acquired retail distribution business.

In January 2013, the Parent Company acquired a 50% ownership interest that it did not previously hold in SK Marketing & Company Co., Ltd., advertising and e-commerce agency, from SK Innovation Co., Ltd., a related party under common control, through additional purchase of shares and obtained control over SK Marketing & Company Co., Ltd., and its subsidiary, M&Service Co., Ltd.

Prior to the acquisition, the Parent Company owned a 50% ownership in SK Marketing & Company Co., Ltd. After obtaining the control over SK Marketing & Company Co., Ltd, the Parent Company acquired the shares of SK Planet Co., Ltd. by investing its ownership interest of 100% of SK Marketing & Company Co., Ltd. as a form of investment in kind. On February 1, 2013, SK Planet Co., Ltd. merged SK Marketing & Company Co., Ltd.

As the business combinations which occurred during the nine-month periods ended September 30, 2013 and 2014 were business combinations between entities under common control, the difference between the consideration and book value of net assets was recognized as capital deficit and other capital adjustments.

(2)	Consideration paid and identifiable assets and liabilities transferred

(In millions of won)
	September 30, 2014		September 30, 2013
Consideration paid
Cash and cash equivalents	￦	111,330	190,605
Investments in associates (carrying value)		—	141,534
Accounts payables – other		13,156	—

	￦	124,486	332,139
Identifiable assets and liabilities transferred
Cash and cash equivalents	￦	—	95,800
Accounts receivable – trade, net		57,760	132,514
Inventories		94,441	3,472
Property, equipment and intangible assets		13,010	68,699
Other assets		23,281	457,431
Accounts payable - trade		(78,821)	(150,014)
Other liabilities		(13,826)	(337,617)

	￦	95,845	270,285

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)		September 30, 2014			December 31, 2013
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK China Company Ltd.(*1)	China	9.6	￦	35,372	9.6	￦	37,434
Korea IT Fund(*2)	Korea	63.3		233,726	63.3		231,402
Etoos Co., Ltd.(*3)	Korea	—		—	15.6		12,029
HanaSK Card Co., Ltd.	Korea	49.0		380,750	49.0		378,616
Candle Media Co., Ltd.(*4)	Korea	35.1		19,322	40.9		21,241
NanoEnTek, Inc.(*5)	Korea	26.0		36,189	9.2		9,312
SK Industrial Development China Co., Ltd.	Hongkong	21.0		77,387	21.0		77,517
Packet One Network(*1,4)	Malaysia	13.6		56,329	27.0		60,706
SK Technology Innovation Company	Cayman	49.0		50,641	49.0		53,874
HappyNarae Co., Ltd.	Korea	42.5		15,223	42.5		13,935
SK hynix Inc.(*6)	Korea	20.1		4,511,479	20.6		3,943,232
SK MENA Investment B.V.	Nederland	32.1		13,407	32.1		13,477
SKY Property Mgmt. Ltd.	Virgin Islands	33.0		239,193	33.0		238,278
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		26,211	49.0		26,562
Daehan Kanggun BcN Co., Ltd. and others	—	—		170,598	—		164,976

Sub-total				5,865,827			5,282,591

Investments in joint ventures
Dogus Planet, Inc.(*7)	Turkey	50.0		19,296	50.0		10,105
PT. Melon Indonesia	Indonesia	49.0		3,450	49.0		3,230
Television Media Korea Ltd.	Korea	51.0		6,765	51.0		8,659
PT XL Planet Digital	Indonesia	50.0		11,863	50.0		20,712

Sub-total				41,374			42,706

Total			￦	5,907,201		￦	5,325,297

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

12.	Investments in Associates and Joint Ventures, Continued

(*1)	The Group classified the investments in SK China Company Ltd. as investments in associates as the Group can exercise significant influence on these investees through participation of their board of directors.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*3)	Reclassified as available-for-sale financial assets in 2014 as the Group lost the right to appoint directors of this investee and lost significant influence on the investee.
(*4)	The ownership percentage has been decreased due to disproportionate paid-in capital increase during the nine-month period ended September 30, 2014.
(*5)	The carrying amount has increased due to the additional investment and the conversion of convertible bonds during the nine-month period ended September 30, 2014.
(*6)	The ownership percentage has been decreased due to the conversion of convertible bonds issued by SK hynix Inc.
(*7)	The carrying amount has increased due to additional investment during the nine-month period ended September 30, 2014.

(2)	There is no joint venture listed publicly and the market price of investments in associates listed publicly as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won, except for share and per share data)
	September 30, 2014				December 31, 2013
	Market value per share		Number of shares held	Market price	Market value per share	Number of shares held	Market price
Candle Media Co., Ltd.	￦	821	21,620,360	17,750	810	21,620,360	17,512
NanoEnTek, Inc.		6,670	5,870,290	39,155	5,170	1,807,130	9,343
SK hynix Inc.		46,750	146,100,000	6,830,175	36,800	146,100,000	5,376,480

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

12.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of the major investees as of and for the nine-month period ended September 30, 2014 and as of and for the year ended December 31, 2013 are as follows:

(In millions of won)	As of and for the nine-month period ended September 30, 2014
	SK hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	8,394,462	3,608,296	147,900	122,310
Non-current assets		15,686,751	286,893	649,161	246,886
Current liabilities		4,538,069	426,797	156,494	—
Non-current liabilities		3,252,870	2,772,372	135,467	—
Revenue		11,977,634	600,394	60,028	7,616
Profit from continuing operations		2,571,085	9,494	11,188	167
Other comprehensive loss		(103,865)	(2,224)	(5,545)	(834)
Total comprehensive income (loss)		2,467,220	7,270	5,643	(667)

(In millions of won)	As of and for the year ended December 31, 2013
	SK hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund
Current assets	￦	6,653,123	4,687,020	106,122	132,968
Non-current assets		14,144,175	211,376	695,653	232,566
Current liabilities		3,078,240	2,053,942	137,544	6
Non-current liabilities		4,652,200	2,155,165	163,540	—
Revenue		14,165,102	853,506	76,834	8,161
Profit from continuing operations		2,872,857	3,521	14,408	2,128
Other comprehensive income		6,594	1,906	55,403	—
Total comprehensive income		2,879,451	5,427	69,811	2,128

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

12.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the nine-month period ended September 30, 2014 and as of and for the year ended December 31, 2013 are as follows:

(In millions of won)	As of and for nine-month period ended September 30, 2014
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital
Current assets	￦	15,676	41,297	7,931	14,537
Cash and cash equivalents		5,225	4,673	3,714	12,427
Non-current assets		4,224	10,887	3,194	11,951
Current liabilities		6,692	13,545	3,931	2,672
Account payable, other payables and provisions		6,692	13,545	3,931	2,672
Non-current liabilities		417	47	100	90
Account payable, other payables and provisions		417	47	100	90
Revenue		11,695	13,846	8,209	415
Depreciation and amortization		(125)	(1,937)	(686)	(118)
Interest income		193	849	202	—
Interest expense		—	(6)	—	—
Income tax expense		—	—	—	(3,855)
Profit (loss) from continuing operations		(3,685)	(18,923)	553	(11,538)
Total comprehensive income (loss)		(3,685)	(18,923)	553	(11,538)

(In millions of won)	As of and for the year ended December 31, 2013
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital
Current assets	￦	18,106	25,508	7,423	31,241
Cash and cash equivalents		14,532	10,723	4,428	30,288
Non-current assets		5,143	9,935	1,658	5,801
Current liabilities		6,385	15,471	2,338	2,133
Account payable, other payables and provisions		6,385	15,386	2,338	2,133
Non-current liabilities		359	142	100	14
Account payable, other payables and provisions		359	1	—	14
Revenue		14,139	7,509	7,475	—
Depreciation and amortization		(4,004)	(1,315)	(397)	(84)
Interest income		410	1,598	289	357
Interest expense		—	(29)	—	(3)
Income tax expense		—	—	—	(513)
Profit (loss) from continuing operations		(6,021)	(29,278)	(575)	3,606
Total comprehensive income (loss)		(6,021)	(29,278)	(575)	3,606

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

12.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	16,290,668	20.1	3,276,491	1,234,988	4,511,479
HanaSK Card Co., Ltd.		696,020	49.0	341,050	39,700	380,750
SKY Property Mgmt. Ltd.(*)		498,409	33.0	164,475	74,718	239,193
Korea IT Fund		369,196	63.3	233,726	—	233,726

(In millions of won)
	December 31, 2013
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	13,066,474	20.6	2,687,806	1,255,426	3,943,232
HanaSK Card Co., Ltd.		689,290	49.0	337,752	40,864	378,616
SKY Property Mgmt. Ltd.(*)		494,004	33.0	163,021	75,257	238,278
Korea IT Fund		365,528	63.3	231,402	—	231,402

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2014
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	￦	37,434	—	(1,656)	(406)	—	—	35,372
Korea IT Fund		231,402	—	3,349	(1,025)	—	—	233,726
Etoos Co., Ltd		12,029	—	346	—	—	(12,375)	—
HanaSK Card Co., Ltd.		378,616	—	3,489	(1,355)	—	—	380,750
Candle Media Co., Ltd.		21,241	—	(1,589)	161	(491)	—	19,322
NanoEnTek, Inc.		9,312	7,778	(83)	2	—	19,180	36,189
SK Industrial Development China Co., Ltd.		77,517	—	216	(346)	—	—	77,387
Packet One Network		60,706	—	(9,476)	5,099	—	—	56,329
SK Technology Innovation Company		53,874	—	(2,968)	(265)	—	—	50,641
HappyNarae Co., Ltd.		13,935	—	1,359	(71)	—	—	15,223
SK hynix Inc.		3,943,232	—	592,057	(23,810)	—	—	4,511,479
SK MENA Investment B.V.		13,477	—	(4)	(66)	—	—	13,407
SKY Property Mgmt. Ltd.		238,278	—	1,679	(764)	—	—	239,193
Xian Tianlong Science and Technology Co., Ltd		26,562	—	(351)	—	—	—	26,211
Daehan Kanggun BcN Co., Ltd. and others		164,976	12,809	(8,874)	1,817	—	(130)	170,598

Sub-total		5,282,591	20,587	577,494	(21,029)	(491)	6,675	5,865,827
Investments in joint ventures
Dogus Planet, Inc.		10,105	19,677	(9,474)	(1,012)	—	—	19,296
PT. Melon Indonesia		3,230	—	223	(3)	—	—	3,450
Television Media Korea Ltd.		8,659	—	(1,894)	—	—	—	6,765
PT XL Planet Digital		20,712	—	(5,773)	(3,076)	—	—	11,863

Sub-total		42,706	19,677	(16,918)	(4,091)	—	—	41,374

Total	￦	5,325,297	40,264	560,576	(25,120)	(491)	6,675	5,907,201

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2014 and 2013 are as follows, Continued:

(In millions of won)	For the nine-month period ended September 30, 2013
	Beginning balance		Acquisition and disposal	Share of profits (losses)	Other comprehe- nsive income	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	￦	145,333	—	(3,955)	155	(141,533)	—
SK China Company Ltd.		37,628	—	(9,189)	8,061	—	36,500
Korea IT Fund		230,016	—	890	39	—	230,945
Loen Entertainment, Inc.(*2)		—	—	—	—	50,267	50,267
JYP Entertainment Corporation(*3)		4,232	—	999	58	(5,289)	—
Etoos Co., Ltd.		12,037	—	1,400	—	—	13,437
HanaSK Card Co., Ltd.		378,457	—	(1,373)	525	—	377,609
Candle Media Co., Ltd.		21,935	—	(912)	87	—	21,110
NanoEnTek, Inc.		9,276	—	(14)	3	—	9,265
SK Industrial Development China Co., Ltd.		77,967	—	(635)	1,433	—	78,765
Packet One Network		88,389	—	1,156	(841)	—	88,704
SK Technology Innovation Company		63,559	—	(3,999)	347	—	59,907
ViKi, Inc.(*4)		15,667	(14,636)	(995)	(36)	—	—
HappyNarae Co., Ltd.		13,113	—	781	1	—	13,895
SK hynix Inc.		3,328,245	—	453,042	14,478	—	3,795,765
SK MENA Investment B.V.		13,666	—	—	65	—	13,731
SKY Property Mgmt. Ltd.(*2)		—	—	4,229	2,005	232,703	238,937
Xinan Tianlong Science and Technology Co., Ltd.		—	26,982	—	—	—	26,982
Daehan Kanggun BcN Co., Ltd. and others		170,747	23,681	(9,834)	349	(1,022)	183,921

Sub-total		4,610,267	36,027	431,591	26,729	135,126	5,239,740

Investments in joint ventures
Dogus Planet, Inc.		6,006	21,428	(9,115)	(2,251)	—	16,068
PT. Melon Indonesia		4,447	—	(326)	(661)	—	3,460
Television Media Korea Ltd.		11,757	—	(2,570)	—	—	9,187
PT XL Planet Digital		—	19,713	1,706	—	—	21,419

Sub-total		22,210	41,141	(10,305)	(2,912)	—	50,134

Total	￦	4,632,477	77,168	421,286	23,817	135,126	5,289,874

(*1)	The entity was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the nine-month period ended September 30, 2013.
(*2)	The Group reclassified the investments in Loen Entertainment, Inc. and SKY Property Mgmt. Ltd. as investments in associates during the nine-month period ended September 30, 2013.
(*3)	JYP Entertainment Corporation was excluded from list of investments in associates since Loen Entertainment, Inc. was reclassified from investments in subsidiaries to investments in associates during the nine-month period ended September 30, 2013.
(*4)	Viki Inc. was sold during the nine-month period ended September 30, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

12.	Investments in Associates and Joint Ventures, Continued

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of September 30, 2014 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Period ended September 30, 2014		Accumulated	Period ended September 30, 2014	Accumulated
ULand Company Limited	￦	—	1,553	—	(3)
Wave City Development Co., Ltd.		797	4,518	—	334

	￦	797	6,071	—	331

13.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2014
	Beginning balance		Acquisi- tion	Disposal	Transfer	Deprecia- tion	Impair- ment	Others	Business acquisition	Ending balance
Land	￦	732,206	6,069	—	16,258	—	—	1,493	609	756,635
Buildings		956,691	4,012	(383)	7,138	(36,488)	—	2,678	948	934,596
Structures		364,951	4,040	—	4,795	(24,545)	—	—	—	349,241
Machinery		6,847,059	282,536	(22,315)	1,289,434	(1,524,473)	(2,883)	—	7,756	6,877,114
Other		533,181	897,063	(2,324)	(611,626)	(99,539)	(46)	4,743	1,173	722,625
Construction in progress		762,519	595,815	(4,624)	(776,315)	—	—	—	—	577,395

	￦	10,196,607	1,789,535	(29,646)	(70,316)	(1,685,045)	(2,929)	8,914	10,486	10,217,606

(In millions of won)
	For the nine-month period ended September 30, 2013
	Beginning balance		Acquisi- tion	Disposal	Transfer	Deprecia- tion	Business acquisition	Ending balance
Land	￦	704,908	6,696	(24)	5,994	—	5,088	722,662
Buildings		886,371	165	(136)	11,216	(33,848)	3,971	867,739
Structures		363,484	8,577	(7)	7,037	(25,310)	—	353,781
Machinery		6,316,192	270,163	(9,231)	1,190,378	(1,478,874)	1,039	6,289,667
Other		637,212	616,902	(2,463)	(641,619)	(100,278)	3,094	512,848
Construction in progress		804,552	470,656	(13,008)	(628,981)	—	8,515	641,734

	￦	9,712,719	1,373,159	(24,869)	(55,975)	(1,638,310)	21,707	9,388,431

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

14.	Investment Property

Changes in investment property for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2014
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	10,822	(404)	—	10,418
Buildings		4,989	(172)	(180)	4,637

	￦	15,811	(576)	(180)	15,055

(In millions of won)	For the nine-month period ended September 30, 2013
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	12,638	(9,792)	—	2,846
Buildings		14,841	(830)	(986)	13,025

	￦	27,479	(10,622)	(986)	15,871

15.	Goodwill

(1)	Goodwill as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Goodwill related to acquisition of Shinsegi Telecomm, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		107,726	68,582

	￦	1,772,405	1,733,261

(2)	Details of changes in goodwill for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2014		September 30, 2013
Beginning balance	￦	1,733,261	1,744,483
Addition from business acquisition		39,144	1,253
Impairment loss on goodwill		—	(9,982)
Other decrease		—	(2,493)

	￦	1,772,405	1,733,261

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

16.	Intangible Assets

(1)	Details of changes in intangible assets for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2014
	Beginning balance		Acquisi- tion	Disposal	Transfer	Amortization	Impair- ment	Others	Business acquisition	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(210,395)	—	—	—	1,454,176
Land use rights		16,590	13,111	(164)	—	(6,086)	—	2,258	—	25,709
Industrial rights		58,763	5,003	(124)	—	(3,580)	—	—	348	60,410
Development costs		10,127	308	(25)	62	(2,918)	—	—	1,359	8,913
Facility usage right		58,828	1,182	(16)	379	(6,319)	—	—	—	54,054
Customer relations		6,333	717	—	(39)	(2,274)	—	692	1,702	7,131
Memberships		128,452	4,662	(3,135)	(5)	—	—	—	267	130,241
Other		807,118	41,228	(3,606)	104,058	(224,889)	(237)	1,146	461	725,279

	￦	2,750,782	66,211	(7,070)	104,455	(456,461)	(237)	4,096	4,137	2,465,913

(In millions of won)
	For the nine-month period ended September 30, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impair- ment	Business acquisition	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(191,786)	—	—	1,734,702
Land use rights		16,062	3,823	(269)	—	(4,908)	—	—	14,708
Industrial rights		60,104	2,137	(75)	—	(2,809)	—	(122)	59,235
Development costs		13,420	409	—	—	(4,057)	(851)	2,141	11,062
Facility usage rights		65,340	1,179	(75)	—	(6,214)	—	—	60,230
Customer relations		48,886	295	—	—	(31,720)	—	—	17,461
Memberships		118,954	2,763	(997)	—	—	—	7,668	128,388
Other		673,024	67,075	(903)	152,193	(220,916)	(628)	11,909	681,754

	￦	2,689,658	1,124,514	(816,532)	152,193	(462,410)	(1,479)	21,596	2,707,540

(*)	The Group newly acquired 1.8GHz frequency use rights through auction during the nine-month period ended September 30, 2013 and returned the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. The Group recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets with regard to this transaction.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

16.	Intangible Assets, Continued

(2)	The carrying amount and residual useful lives of major intangible assets as of September 30, 2014 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	￦	222,468	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		36,700	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		273,672	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		910,745	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		10,591	WiBro service	Mar. 2012	Mar. 2019

	￦	1,454,176

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

17.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	September 30, 2014		December 31, 2013
Commercial Paper	Hanyang Securities co., Ltd, etc.	2.37 ~ 3.09	￦	505,000	200,000
Short-term borrowings	Shinhan Bank, etc.	2.85 ~ 6.00		282,393	60,000

			￦	787,393	260,000

(2)	Long-term borrowings as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	September 30, 2014		December 31, 2013
Korea Development Bank	3.19	Jun. 16, 2014	￦	—	1,648
Shinhan Bank	3.11	Jun. 15, 2015		2,569	5,136
Kookmin Bank	3.11	Jun. 15, 2016		5,687	8,124
Kookmin Bank	3.11	Mar. 15, 2017		4,997	5,996
Kookmin Bank	3.11	Mar. 15, 2018		8,600	8,600
Shinhan Bank(*1)	6M bank debenture rate+1.58	Apr. 30, 2016		10,000	—
Woori Bank	4.45	Oct. 05, 2020		600	—
Korea Finance Corporation	3.32	Jul. 30, 2019		39,000	—
Export Kreditnamnden(*2)	1.7	Apr. 29, 2022		96,759 (USD 92,098)	99,975 (USD 94,736)

Sub-total				168,212	129,479
Less present value discount on long-term borrowings				(2,670)	(3,287)

				165,542	126,192
Less current portion of long-term borrowings				(21,058)	(21,384)

Long-term borrowings			￦	144,484	104,808

(*1)	As of September 30, 2014, the 6M bank debenture rate of Shinhan Bank is 2.68%.
(*2)	For the nine-month period ended September 30, 2014 and the year ended December 31, 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

17.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	September 30, 2014		December 31, 2013
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and	2019	3.24		170,000	170,000
Unsecured private bonds	refinancing fund	2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds		2019	3.30		50,000	—
Unsecured private bonds		2024	3.64		150,000	—
Unsecured private bonds(*7)		2029	4.73		55,653	—
Unsecured private bonds(*7)		2029	4.72		55,630	—
Unsecured private bonds(*1)		2014	4.86		—	20,000
Unsecured private bonds(*1)		2015	4.62		10,000	10,000
Unsecured private bonds(*2)		2014	4.53		—	290,000
Unsecured private bonds(*2)		2014	4.40		—	100,000
Unsecured private bonds(*2)		2015	4.09		110,000	110,000
Unsecured private bonds(*2)		2015	4.14		110,000	110,000
Unsecured private bonds(*2)		2017	4.28		100,000	100,000
Unsecured private bonds(*2)		2015	3.14		130,000	130,000
Unsecured private bonds(*2)		2017	3.27		120,000	120,000
Unsecured private bonds(*2)		2016	3.05		80,000	—
Unsecured private bonds(*2)		2019	3.49		210,000	—
Unsecured private bonds(*2)		2019	2.76		130,000	—
Unsecured private bonds(*3)		2015	3.12		10,000	—
Unsecured private bonds(*3)		2016	3.24		10,000	—
Unsecured private bonds(*3)		2017	3.48		20,000	—
Foreign global bonds		2027	6.63		420,240	422,120
					(USD 400,000)	(USD 400,000)
Exchangeable bonds(*6)	Refinancing fund	2014	1.75		—	96,147
					—	(USD 91,109)
Floating rate notes(*4)	Operating fund	2014	3M Libor + 1.60		262,650	263,825
					(USD 250,000)	(USD 250,000)
Floating rate notes(*5)		2014	SOR rate + 1.20		53,591	54,129
					(SGD 65,000)	(SGD 65,000)
Swiss unsecured private bonds		2017	1.75		331,401	356,601
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		735,420	738,710
					(USD 700,000)	(USD 700,000)
Australia unsecured private bonds		2017	4.75		274,821	281,988
					(AUD 300,000)	(AUD 300,000)
Floating rate notes(*4)		2020	3M Libor + 0.88		315,180	316,590
					(USD 300,000)	(USD 300,000)
Foreign global bonds(*2)		2018	2.88		315,180	316,590
					(USD 300,000)	(USD 300,000)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

17.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2014 and December 31, 2013 are as follows, Continued

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	September 30, 2014		December 31, 2013
Sub-total		6,189,766	5,966,700
Less discounts on bonds		(33,590)	(40,229)

		6,156,176	5,926,471
Less current portion of bonds		(944,899)	(1,020,892)

Discounted issue price	￦	5,211,277	4,905,579

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co, Ltd., a subsidiary of the Parent Company.
(*3)	Unsecured private bonds were issued by PS&Marketing Corporation, a subsidiary of the Parent Company.
(*4)	As of September 30, 2014, 3M Libor rate is 0.23%.
(*5)	As of September 30, 2014, SOR rate is 0.23%.
(*6)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Group may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

As of December 31, 2013, the principal amount and the fair value of the remaining exchangeable bonds were USD 57,046,000 and USD 91,108,508, respectively. Exchange for the remaining entire bonds was claimed during 2013 and has been redeemed by cash during the nine-month period ended September 30, 2014.

(*7)	The Group settled the difference of the measurement bases of accounting profit or loss between the bonds and related derivatives by appointing the structured bonds as designated financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦11,283 million as of September 30, 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

18.	Long-term Payables - other

(1)	Long-term payables as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Payables related to acquisition of W-CDMA licenses	￦	653,476	828,721
Other(*)		27,848	9,864

	￦	681,324	838,585

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

(2)	As of September 30, 2014 and December 31, 2013, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies and other details are as follows (Refer to Note 16):

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	September 30, 2014		December 31, 2013
2.1GHz	2012~2014	3.58%	5.89%		—	17,533
800MHz	2013~2015	3.51%	5.69%		69,416	138,833
2.3GHz	2014~2016	3.00%	5.80%		5,766	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		824,841	942,675

					900,023	1,107,691
Present value discount on long-term payables – other					(58,137)	(72,170)

					841,886	1,035,521
Current portion of long-term payables - other					(188,410)	(206,800)

Carrying amount at period end				￦	653,476	828,721

(*)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables-other.

(3)	The repayment schedule of long-term payables – other related to acquisition of W-CDMA licences as of September 30, 2014 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	190,134
1~3 years		238,552
3~5 years		235,669
More than 5 years		235,668

	￦	900,023

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

19.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2014								As of September 30, 2014
	Beginning balance		Increase	Utilization	Reversal	Others	Change of the scope of Consolidation	Ending balance	Current	Non- current
Provision for handset subsidy	￦	53,923	67,158	(62,408)	—	—	—	58,673	38,934	19,739
Provision for restoration		40,507	3,270	(449)	(909)	(118)	39	42,340	21,261	21,079
Other provisions		451	—	(86)	—	10	125	500	182	318

	￦	94,881	70,428	(62,943)	(909)	(108)	164	101,513	60,377	41,136

(In millions of won)	For the nine-month period ended September 30, 2013							As of September 30, 2013
	Beginning balance		Increase	Utilization	Reversal	Others	Ending balance	Current	Non- current
Provision for handset subsidy	￦	353,383	5,581	(264,036)	—	—	94,928	88,042	6,886
Provision for restoration		39,895	3,404	(363)	(3,785)	940	40,091	10,943	29,148
Other provisions		590	—	(89)	(17)	(56)	428	—	428

	￦	393,868	8,985	(264,488)	(3,802)	884	135,447	98,985	36,462

The Group has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized a provision for subsidy amounts which the Group is expected to pay in future periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

20.	Finance Lease Liabilities

(1)	Finance Lease

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	7,735	19,351
Long-term finance lease liabilities		707	3,867

	￦	8,442	23,218

The Group’s related interest and principal as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	September 30, 2014			December 31, 2013
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	7,946	7,735	20,039	19,351
1~5 years		713	707	3,974	3,867

Sub-total		8,659	8,442	24,013	23,218

Current portion of long-term finance lease liabilities			(7,735)		(19,351)

Long-term finance lease liabilities	￦		707		3,867

(2)	Operating Lease

The Group entered into operating lease and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of September 30, 2014 are as follows:

(In millions of won)
	Lease payments		Lease revenues
Less than 1 year	￦	25,123	1,078
1~5 years		74,002	1,053
More than 5 years		53,518	834

	￦	152,643	2,965

(3)	Sales and Leaseback

For the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease and expected future lease payments and lease revenues are included in Note 20-(2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

21.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Present value of defined benefit obligations	￦	395,281	312,494
Fair value of plan assets		(240,429)	(238,293)

	￦	154,852	74,201

(2)	Principal actuarial assumptions as of September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014	December 31, 2013
Discount rate for defined benefit obligations	3.06% ~ 4.34%	3.06 ~ 4.34%
Expected rate of salary increase	3.05% ~ 6.27%	3.05 ~ 6.27%

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2014		September 30, 2013
Beginning balance	￦	312,494	244,866
Current service cost		92,249	66,040
Interest cost		9,065	6,704
Remeasurement
- Adjustment based on experience		12,553	4,519
Benefit paid		(38,302)	(28,555)
Others(*)		7,222	16,112

Ending balance	￦	395,281	309,686

(*)	Others for the nine-month period ended September 30, 2014 include the effect of changes in the consolidation scope of ￦2,715 million, liabilities of ￦3,109 million due to transfer of employees from associates, and transfer to construction in progress, etc. Others for the nine-month period ended September 30, 2013 include the effect of changes in the consolidation scope of ￦(4,141) million, liabilities of ￦14,703 million transferred due to business combination and transfer to construction in progress, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

21.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2014		September 30, 2013
Beginning balance	￦	238,293	158,345
Expected return on plan assets		6,824	4,585
Remeasurement factor of plan assets		(1,288)	1,040
Contributions by employer directly to plan assets		7,644	8,606
Benefit paid		(13,092)	(11,674)
Others(*)		2,048	11,277

Ending balance	￦	240,429	172,179

(*)	Others for the nine-month period ended September 30, 2014 include the effect of changes in the consolidation scope of ￦1,120 million. Others for the nine-month period ended September 30, 2013 include the effect of changes in the consolidation scope of ￦(3,074) million and assets of ￦14,334 million transferred due to business combination.

Actual return on plan assets for the nine-month periods ended September 30, 2014 and 2013 amounted to ￦5,536 million and ￦5,625 million, respectively.

(5)	Expenses recognized in profit and loss for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2014		September 30, 2013
Current service cost	￦	92,249	66,040
Net interest cost		2,241	2,119

	￦	94,490	68,159

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

22.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of September 30, 2014 are as follows:

(In thousands of foreign currencies)

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	United Overseas Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank and Citibank	Dec. 15, 2011 ~ Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012 ~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 92,098)	Foreign currency risk	Currency swap	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

22.	Derivative Instruments, Continued

(2)	As of September 30, 2014, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge					Held for trading purpose	Total
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations gain (loss)	Others (*)
Non-current assets:
Structured bonds ( face value of KRW 100,000)	￦	—	—	—	—	8,257		8,257
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 400,000)		(47,922)	(15,299)	(36,706)	129,806	—		29,879

Total assets							￦	38,136

Current liabilities:
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)	￦	82	26	(3,862)	—	—		(3,754)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)		5,488	1,752	(26,776)	—	—		(19,536)
Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)		(11,237)	(3,588)	(32,005)	—	—		(46,830)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(20,896)	(6,671)	(27,698)	—	—		(55,265)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		5,118	1,634	(60,424)	—	—		(53,672)
Floating-to-fixed cross currency interest rate swap (face amounts of USD 300,000)		334	107	(9,855)	—	—		(9,414)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(8,232)	—	(3,225)	—	—		(11,457)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 92,098)		(4,298)	(1,372)	(291)	—	—		(5,961)

Total liabilities							￦	(205,889)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

23.	Share Capital and Capital Surplus and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won, except for share data)
	September 30, 2014		December 31, 2013
Authorized shares	￦	220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital		44,639	44,639
Common stock
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 24)		(2,139,683)	(2,139,683)
Loss on disposal of treasury stock		(18,087)	(18,087)
Hybrid bond (Note 25)		398,518	398,518
Others(*2)		(867,909)	(839,127)

	￦	288,726	317,508

(*1)	For the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the nine-month period ended September 30, 2014 and the year ended December 31, 2013 and the number of issued shares for the nine-month periods ended September 30, 2014 and 2013 are follows:

(In shares)	For the nine-month period ended
	September 30, 2014			September 30, 2013
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	—	—	—	(880,557)	880,557

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	10,170,155	70,575,556

(*2)	Changed mainly due to the business combination under common control that took place during the nine-month period ended September 30, 2014 (Refer to Note 11).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

24.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won, shares)
	September 30, 2014		December 31, 2013
Number of shares		9,809,375	9,809,375
Amount	￦	2,139,683	2,139,683

25.	Hybrid Bond

The Parent Company issued hybrid bond at face amount on September 7, 2013 and details as of September 30, 2014 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Private hybrid bond	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073	4.21	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

26.	Retained Earnings

(1)	Retained earnings as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		151,533	155,766
Reserve for business expansion		9,476,138	9,376,138
Reserve for technology development		2,416,300	2,271,300

		12,066,291	11,825,524
Unappropriated		1,650,097	1,276,971

	￦	13,716,388	13,102,495

(2)	Legal reserve

The Korean Commercial Code requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

27.	Reserves

(1)	Details of reserves as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Net change in unrealized fair value of available-for-sale financial assets	￦	276,027	208,529
Net change in other comprehensive income of investments in associates		(197,315)	(172,117)
Net change in unrealized fair value of derivatives		(72,320)	(35,429)
Foreign currency translations differences for foreign operations		(31,413)	(13,253)

	￦	(25,021)	(12,270)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

27.	Reserves, Continued

(2)	Change in reserves for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	Net change in unrealized fair value of available-for- sale financial assets		Net change in other compre- hensive income of investment in associates	Net change in unrealized fair value of derivatives	Foreign currency translations differences for foreign operations	Total
Balance at January 1, 2013	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)
Changes		(31,221)	23,817	9,958	(9)	2,545
Tax effect		6,769	551	(2,410)	—	4,910

Balance at September 30, 2013		182,611	(150,676)	(39,104)	(11,012)	(18,181)

Balance at January 1, 2014		208,529	(172,117)	(35,429)	(13,253)	(12,270)
Changes		85,138	(25,253)	(47,522)	(18,160)	(5,797)
Tax effect		(17,640)	55	10,631	—	(6,954)

Balance at September 30, 2014	￦	276,027	(197,315)	(72,320)	(31,413)	(25,021)

28.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Other Operating Expenses:
Communication expenses	￦	15,209	44,341	16,075	46,789
Utilities		70,893	185,627	65,238	170,544
Taxes and dues		10,745	25,505	8,945	22,435
Repair		53,633	188,114	60,924	185,648
Research and development		107,727	312,687	77,469	239,680
Training		11,955	28,549	11,528	26,106
Bad debt for accounts receivables - trade		10,284	33,837	11,440	40,513
Travel		6,537	21,100	7,687	22,742
Supplies and other		48,479	156,675	41,707	132,066

	￦	335,462	996,435	301,013	886,523

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

29.	Other Non-operating Income and Expenses

(1)	Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Other Non-operating Income:
Fees revenues	￦	1,234	7,199	1,329	4,193
Gain on disposal of property and equipment and intangible assets		3,381	6,792	1,095	5,849
Others		6,022	33,220	9,658	40,250

	￦	10,637	47,211	12,082	50,292

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	￦	—	3,166	216	10,833
Loss on disposal of property and equipment and intangible assets		9,658	13,638	208,665	221,727
Donations		21,971	49,023	32,653	55,302
Bad debt for accounts receivable—other		3,867	11,992	4,125	20,655
Loss on disposal of investment securities		5	12	—	1
Loss on impairment of investment securities		—	127	—	—
Others		54,984	77,173	39,739	54,505

	￦	90,485	155,131	285,398	363,023

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

30.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Finance Income:
Interest income	￦	15,528	45,283	14,853	47,704
Dividends		2,481	13,048	2	10,199
Gain on foreign currency transactions		2,763	9,427	1,239	8,670
Gain on foreign currency translation		1,927	3,222	—	1,835
Gain on disposal of long-term investment securities		2,721	8,835	1,203	3,337
Gain on valuation of derivatives		12,971	8,257	—	—
Gain on settlement of derivatives		—	119	—	2,274
Gain on relating to financial asset at fair value through profit or loss		—	—	—	2,387

	￦	38,391	88,191	17,297	76,406

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Finance Costs:
Interest expense	￦	82,171	243,400	78,669	251,593
Loss on foreign currency transactions		4,324	13,876	3,032	10,298
Loss on foreign currency translation		11,010	1,566	1,785	2,908
Loss on disposal of long-term investment securities		496	2,607	151	4,864
Loss on impairment of long-term investment securities		—	—	8	16,556
Loss on valuation of derivatives		—	1,404	—	198
Loss on settlement of derivatives		—	335	—	—
Loss relating to financial assets at fair value through profit or loss		—	1,352	978	—
Loss relating to financial liability at fair value through profit or loss(*)		3,489	11,287	16,233	120,833

	￦	101,490	275,827	100,856	407,250

(*)	Loss relating to financial liability at fair value through profit or loss for the nine-month period ended September 30, 2013 represents 1) valuation loss related to exchangeable bond (issue price of USD 326,397,463) as a result of increase in stock price of the Parent Company and increase in foreign exchange rate, and 2) loss on repayment of debentures upon the exercise of redemption rights.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

30.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Interest income on cash equivalents and deposits	￦	9,352	27,602	10,252	32,412
Interest income on installment receivables and others		6,176	17,681	4,601	15,292

	￦	15,528	45,283	14,853	47,704

(3)	Details of interest expense included in finance costs for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Interest expense on bank overdrafts and borrowings	￦	7,427	21,545	2,205	25,264
Interest expense on debentures		62,873	184,785	67,072	195,372
Interest on finance lease liabilities		101	450	310	1,077
Others		11,770	36,620	9,082	29,880

	￦	82,171	243,400	78,669	251,593

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Available-for-sale financial assets	￦	—	—	8	16,556
Accounts receivable—trade		10,284	33,837	16,645	43,974
Accounts receivable—other		3,867	11,992	4,150	20,667

	￦	14,151	45,829	20,803	81,197

31.	Income Tax Expense for Continuing Operations

Income tax expense was recognized as current tax expense adjusted for changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

32.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2014 and 2013 are calculated as follows:

(In millions of won, shares)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations	￦	531,548	1,299,898	335,669	1,148,424
Dividend on hybrid bond		—	(8,420)	(4,233)	(5,291)
Profit for the period on common shares		531,548	1,291,478	331,436	1,143,133
Weighted average number of common shares outstanding		70,936,336	70,936,336	70,527,972	70,034,852

Basic earnings per share from continuing operations (in won)	￦	7,493	18,206	4,699	16,322

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	531,548	1,299,898	504,026	1,324,824
Dividend on hybrid bond		—	(8,420)	(4,233)	(5,291)
Profit for the period on common shares		531,548	1,291,478	499,793	1,319,533
Weighted average number of common shares outstanding		70,936,336	70,936,336	70,527,972	70,034,852

Basic earnings per share (in won)	￦	7,493	18,206	7,086	18,841

2)	Profit attributable to owners of the Parent Company from continuing operation for the three and nine-month periods ended September 30, 2014 and 2013 are calculated as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep.30	Nine-month period ended Sep. 30
Profit attributable to owners of the Parent Company	￦	531,548	1,299,898	504,026	1,324,824
Results of discontinued operation attributable to owners of the Parent Company		—	—	168,357	176,400

Profit attributable to owners of the Parent Company from continuing operation	￦	531,548	1,299,898	335,669	1,148,424

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

32.	Earnings per Share, Continued

3)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2014 and 2013 are calculated as follows:

(In shares)	Number of shares	Weighted number of shares
		Three-month period ended September 30	Nine-month period ended September 30
Outstanding common shares at January 1, 2014	80,745,711	80,745,711	80,745,711
Effect of treasury stock	(9,80 9,375)	(9,809,375)	(9,809,375)

Weighted average number of common shares outstanding	70,936,336	70,936,336	70,936,336

(In shares)	Number of shares	Weighted number of shares
		Three-month period ended September 30	Nine-month period ended September 30
Outstanding common shares at January 1, 2013	80,745,711	80,745,711	80,745,711
Effect of treasury stock	(11,050,712)	(11,050,712)	(11,050,712)
Exchange of exchangeable bond	880,557	832,973	339,853

Weighted average number of common shares outstanding	70,575,556	70,527,972	70,034,852

(2)	Diluted earnings per share

For the nine-month period ended September 30, 2014, there were no potentially dilutive shares. The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the nine-month period ended September 30, 2013 as effect would have been anti-dilutive (diluted shares of 1,548,029). Therefore, diluted earnings per share for the nine-month period ended September 30, 2014 and 2013 are same as basic earnings per share.

(3)	Basic earnings per share from discontinued operation

(In millions of won, shares)	2014			2013
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Results from discontinued operation attributable to owners of the Parent Company	￦	—	—	168,357	176,400
Weighted average number of common shares outstanding		70,936,336	70,936,336	70,527,972	70,034,852

Basic earnings per share (In won)	￦	—	—	2,387	2,519

Diluted earnings per share from discontinued operation is the same as basic earnings per share from discontinued operation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

33.	Categories of Financial Instruments

(1)	Financial assets by categories as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014
	Trading financial assets		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,332,619	—	1,332,619
Financial instruments		—	—	303,332	—	303,332
Short-term investment securities		—	93,878	—	—	93,878
Long-term investment securities		—	1,023,804	—	—	1,023,804
Accounts receivable—trade		—	—	2,747,672	—	2,747,672
Loans and receivables(*2)		—	—	1,222,025	—	1,222,025
Derivative financial assets		8,257	—	—	29,879	38,136

	￦	8,257	1,117,682	5,605,648	29,879	6,761,466

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,398,639	—	1,398,639
Financial instruments		—	—	319,616	—	319,616
Short-term investment securities		—	106,068	—	—	106,068
Long-term investment securities(*1)		20,532	947,995	—	—	968,527
Accounts receivable—trade		—	—	2,270,470	—	2,270,470
Loans and receivables(*2)		—	—	1,044,529	—	1,044,529
Derivative financial assets (*3)		10	—	—	41,712	41,722

	￦	20,542	1,054,063	5,033,254	41,712	6,149,571

(*1)	The entire amount of long-term investment securities was designated as financial assets at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

33.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of September 30, 2014 and December 31, 2013 are as follows, Continued

(*2)	Details of loans and receivables as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Short-term loans	￦	79,119	79,395
Accounts receivable – other		780,236	643,603
Accrued income		15,223	11,941
Other current assets		3,888	2,548
Long-term loans		55,597	57,442
Long-term accounts receivable - other		3,566	—
Guarantee deposits		284,396	249,600

	￦	1,222,025	1,044,529

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss as of December 31, 2013 is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	September 30, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedging item	Total
Accounts payable – trade	￦	—	317,020	—	317,020
Derivative financial liabilities		—	—	205,889	205,889
Borrowings		—	952,935	—	952,935
Debentures(*1)		111,283	6,044,893	—	6,156,176
Accounts payable – other and other payables(*3)		—	3,192,898	—	3,192,898

	￦	111,283	10,507,746	205,889	10,824,918

(In millions of won)	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	214,716	—	214,716
Derivative financial liabilities		—	—	124,339	124,339
Borrowings		—	386,192	—	386,192
Debentures(*2)		96,147	5,830,324	—	5,926,471
Accounts payable – other and other payables(*3)		—	3,949,794	—	3,949,794

	￦	96,147	10,381,026	124,339	10,601,512

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

33.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of September 30, 2014 and December 31, 2013 are as follows, Continued

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of September 30, 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.

(*2)	The entire amount of debentures as of December 31, 2013 was designated as financial liabilities at fair value through profit or loss as the fair value of the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

(*3)	Details of accounts payable and other payables as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Accounts payable – other	￦	1,252,770	1,864,024
Withholdings		1,848	1,549
Accrued expenses		1,032,220	988,193
Current portion of long-term payables – other		196,145	226,151
Long-term payables – other		681,324	838,585
Finance lease liabilities		707	3,867
Other non-current liabilities		27,884	27,425

	￦	3,192,898	3,949,794

34.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the respective Group entities.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of September 30, 2014 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign Currencies	Won translation
USD	187,929	￦	197,455	2,126,770	￦	2,234,382
EUR	16,080		21,471	25		33
JPY	45,886		441	21,916		210
SGD	84		69	64,960		53,558
AUD	—		—	298,412		273,366
CHF	—		—	298,851		330,132
Others	58,905		10,365	1,545		383

		￦	229,801		￦	2,892,064

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 22)

As of September 30, 2014, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	8,935	(8,935)
EUR		2,108	(2,108)
JPY		23	(23)
Others		1,005	(1,005)

	￦	12,071	(12,071)

(ii) Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of September 30, 2014, available-for-sale equity instruments measured at fair value amount to ￦905,045 million.

(iii) Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

(iii)	Interest rate risk, Continued

The Group’s interest rate risk arises from floating-rate borrowings and debentures. As of September 30, 2014, floating-rate borrowings and debentures amount to ￦69,600 million and ￦631,421million respectively, the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures. (Refer to Note 22) If interest rate only increases (decreases) by 1%, income before income taxes for the nine-month period ended September 30, 2014 would have been changed ￦522 million due to the interest expense from floating-rate borrowings.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Cash and cash equivalents	￦	1,332,468	1,398,548
Financial instruments		303,332	319,616
Available-for-sale financial assets		21,711	35,174
Accounts receivable – trade		2,747,672	2,270,470
Loans and receivables		1,222,025	1,044,529
Derivative financial assets		29,879	41,712
Financial assets at fair value through profit or loss		8,257	20,532

	￦	5,665,344	5,130,581

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the nine-month period ended September 30, 2014, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2014.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 30.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2014 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Accounts payable – trade	￦	317,020	317,020	317,020	—	—
Borrowings(*1)		952,935	972,384	815,442	119,027	37,915
Debentures(*1)		6,156,176	7,385,909	1,177,644	3,954,209	2,254,056
Accounts payable—other and others(*2)		3,192,898	3,290,588	2,439,964	597,455	253,169

	￦	10,619,029	11,965,901	4,750,070	4,670,691	2,545,140

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.

(*2)	Excludes discounts on accounts payable-other and others.

As of September 30, 2014, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Assets	￦	29,879	23,464	7,120	28,825	(12,481)
Liabilities		(205,889)	(218,960)	(42,608)	(163,855)	(12,497)

	￦	(176,010)	(195,496)	(35,488)	(135,030)	(24,978)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

34.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended 31 December 2013.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity which are extracted from the financial statements.

Debt-equity ratio as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Liabilities	￦	12,940,900	12,409,958
Equity		14,744,075	14,166,557

Debt-equity ratio		87.77%	87.60%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

34.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2014 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Trading financial assets	￦	8,257	—	8,257	—	8,257
Derivative financial assets		29,879	—	29,879	—	29,879
Available-for-sale financial assets		905,045	717,064	46,859	141,122	905,045

	￦	943,181	717,064	84,995	141,122	943,181

Financial assets not measured at fair value
Cash and cash equivalents(*1)	￦	1,332,619	—	—	—	—
Available-for-sale financial assets(*1,2)		212,637	—	—	—	—
Accounts receivable – trade and others(*1)		3,969,697	—	—	—	—
Financial instruments(*1)		303,332	—	—	—	—

	￦	5,818,285	—	—	—	—

Financial liabilities measured at fair value
Debentures		111,283	—	111,283	—	111,283
Derivative financial liabilities		205,889	—	205,889	—	205,889

	￦	317,172	—	317,172	—	317,172

Financial liabilities not measured at fair value
Accounts payable – trade(*1)	￦	317,020	—	—	—	—
Borrowings		952,935	—	956,191	—	956,191
Debentures		6,044,893	—	6,402,582	—	6,402,582
Accounts payable - other and others(*1)		3,192,898	—	—	—	—

	￦	10,507,746	—	7,358,773	—	7,358,773

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at fair value through profit or loss	￦	20,542	—	20,532	10	20,542
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		839,647	638,445	46,414	154,788	839,647

	￦	901,901	638,445	108,658	154,798	901,901

Financial assets not measured at fair value
Cash and cash equivalents(*1)	￦	1,398,639	—	—	—	—
Available-for-sale financial assets(*1,2)		214,416	—	—	—	—
Accounts receivable – trade and others(*1)		3,314,999	—	—	—	—
Financial instruments(*1)		319,616	—	—	—	—

	￦	5,247,670	—	—	—	—

Financial liabilities measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		124,339	—	124,339	—	124,339

	￦	220,486	96,147	124,339	—	220,486

Financial liabilities not measured at fair value
Accounts payable – trade(*1)	￦	214,716	—	—	—	—
Borrowings		386,192	—	399,247	—	399,247
Debentures		5,830,324	—	5,946,586	—	5,946,586
Accounts payable - other and others(*1)		3,949,794	—	—	—	—

	￦	10,381,026	—	6,345,833	—	6,345,833

(*1)	The fair value categorization excludes fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Group is the bid price.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Group uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable – trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of September 30, 2014 are as follows:

Interest rate
Derivative instruments	2.06 ~ 2.60%
Borrowings and debentures	2.72 ~ 2.95%

There have been no transfers from Level 2 to Level 1 for the nine-month period ended September 30, 2014 and changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2014 are as follows:

(In millions of won)
	Balance at January 1		Acquisition	Other comprehensive income	Disposal	Balance at September 30
Financial assets at fair value through profit or loss	￦	10	—	—	(10)	—
Available-for-sale financial assets		154,788	31,066	(3,989)	(40,743)	141,122

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

34.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2014 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,177	—	28,177	(28,177)	—	—
Accounts receivable – trade and others		140,783	(132,705)	8,078	—	—	8,078

	￦	168,960	(132,705)	36,255	(28,177)	—	8,078

Financial liabilities:
Derivatives(*)	￦	58,698	—	58,698	(28,177)	—	30,521
Accounts payable –others		132,705	(132,705)	—	—	—	—

	￦	191,403	(132,705)	58,698	(28,177)	—	30,521

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2013 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,870	—	28,870	(28,870)	—	—
Accounts receivable – trade and others		138,897	(127,055)	11,842	—	—	11,842

	￦	167,767	(127,055)	40,712	(28,870)	—	11,842

Financial liabilities:
Derivatives(*)	￦	43,536	—	43,536	(28,870)	—	14,666
Accounts payable –others		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,870)	—	14,666

(*)	The amount is applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

35.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Ultimate Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 37 others (Refer to Note 1)
Joint venture	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 64 others
Affiliates	The Ultimate Controlling Entity’s investor using the equity method and the Ultimate Controlling Entity’s subsidiaries and associates, etc.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30, 2014		Nine-month period ended Sep. 30, 2014	Three-month period ended Sep. 30, 2013	Nine-month period ended Sep. 30, 2013
Salaries	￦	379	2,212	329	1,923
Provision for retirement benefits		114	794	97	915

	￦	493	3,006	426	2,838

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)		Operating revenue and others			Operating expense and others
Scope	Company	Three-month period ended Sep. 30, 2014		Nine-month period ended Sep. 30, 2014	Three-month period ended Sep. 30, 2014	Nine-month period ended Sep. 30, 2014
Ultimate Controlling Entity	SK Holding Co., Ltd.(*)	￦	93	348	29,201	217,895
Associates	F&U Credit information Co., Ltd.		695	1,688	11,557	33,538
	HappyNarae Co., Ltd.		54	182	1,711	4,328
	SK hynix Inc.		3,342	8,264	—	879
	SK USA, Inc.		—	—	562	1,522
	SK Wyverns Baseball Club Co., Ltd.		163	390	3,160	12,201
	HanaSK Card Co., Ltd.		11,627	33,063	1,295	3,592
	Others		1,102	4,535	4,787	12,430

			16,983	48,122	23,072	68,490

Other	SK Engineering & Construction Co., Ltd.		713	2,382	12,930	36,474
	SK C&C Co., Ltd.		4,350	12,946	91,657	245,797
	SK Networks Co., Ltd.		2,158	14,512	261,844	1,190,460
	SK Networks Service Co., Ltd.		2,518	7,941	36,984	78,495
	SK Telesys Co., Ltd		159	361	13,558	59,671
	SK Energy Co., Ltd.		4,025	15,872	279	722
	SK Gas Co., Ltd.		3,392	7,344	—	—
	Others		6,544	17,078	8,864	23,583

			23,859	78,436	426,116	1,635,202

Total		￦	40,935	126,906	478,389	1,921,587

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2014 and 2013 are as follows, Continued:

(In millions of won)		Acquisition of property and equipment			Cash Advances
Scope	Company	Three-month period ended Sep. 30, 2014		Nine-month period ended Sep. 30, 2014	Three-month period ended Sep. 30, 2014	Nine-month period ended Sep. 30, 2014
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	—	—	—
Associates	F&U Credit information Co., Ltd.		—	—	—	—
	HappyNarae Co., Ltd.		1,927	5,978	—	—
	SK hynix Inc.		—	—	—	—
	SK USA, Inc.		—	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		—	—	—	—
	HanaSK Card Co., Ltd.		—	—	—	—
	Others		—	—	—	45

			1,927	5,978	—	45

Other	SK Engineering & Construction Co., Ltd.		124,853	224,980	—	—
	SK C&C Co., Ltd.		26,136	77,546	—	—
	SK Networks Co., Ltd.		—	3,251	—	—
	SK Networks Service Co., Ltd.		515	1,231	—	—
	SK Telesys Co., Ltd		58,064	136,901	—	—
	SK Energy Co., Ltd.		—	—	—	—
	SK Gas Co., Ltd.		—	—	—	—
	Others		544	5,694	—	—

			210,112	449,603	—	—

Total		￦	212,039	455,581	—	45

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

35.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2014 and 2013 are as follows, Continued:

(In millions of won)		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three- month period ended Sep. 30, 2013		Nine- month period ended Sep. 30, 2013	Three- month period ended Sep. 30, 2013	Nine- month period ended Sep. 30, 2013	Three- month period ended Sep. 30, 2013	Nine- month period ended Sep. 30, 2013
Ultimate Controlling Entity	SK Holding Co., Ltd.(*)	￦	77	1,398	28,918	217,452	—	—
Associates	F&U Credit information Co., Ltd.		583	1,444	12,016	33,581	—	—
	HappyNarae Co., Ltd.		81	205	1,295	3,551	2,258	4,588
	SK hynix Inc.		1,645	4,098	1,103	1,160	—	—
	SK USA, Inc.		—	—	—	520	—	—
	SK Wyverns Baseball Club Co., Ltd.		131	364	2,203	11,832	—	—
	HanaSK Card Co., Ltd.		11,997	32,154	12,668	14,339	—	—
	Others		4,170	10,550	6,270	25,288	—	—

			18,607	48,815	35,555	90,271	2,258	4,588

Other	SK Engineering & Construction Co., Ltd.		1,073	5,006	4,072	17,705	120,840	217,456
	SK C&C Co., Ltd.		4,140	10,926	89,691	247,509	55,694	121,929
	SK Networks Co., Ltd.		13,050	38,562	286,668	1,003,571	1,088	2,546
	SK Networks Service Co., Ltd.		74	6,031	32,521	77,641	714	850
	SK Telesys Co., Ltd		674	1,162	26,281	66,280	64,679	115,735
	SK Energy Co., Ltd.		11,722	21,040	837	1,649	—	—
	SK Gas Co., Ltd.		790	2,048	—	—	—	—
	Others		10,197	24,167	23,824	25,288	4,958	5,635

			41,720	108,942	463,894	1,439,643	247,973	464,151

Total		￦	60,404	159,155	528,367	1,747,366	250,231	468,739

(*) Operating expense and others include ￦191,416 million of dividends paid by the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

35.	Transactions with Related Parties, Continued

(4)	Account balances as of September 30, 2014 and 2013 are as follows:

(In millions of won)		September 30, 2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	670	204
Associates	HappyNarae Co., Ltd.		—	14	1,151
	F&U Credit information Co., Ltd.		—	185	907
	SK hynix Inc.		—	830	2
	SK Wyverns Baseball Club Co., Ltd.		1,425	126	19
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	Television Media Korea Inc.		—	465	705
	Others		—	2,116	1,296

			24,773	42,148	4,080

Other	SK Engineering & Construction Co., Ltd.		—	855	6,790
	SK C&C Co., Ltd.		—	1,155	56,781
	SK Networks Co., Ltd.		—	2,616	210,766
	SK Networks Service Co., Ltd.		—	22	2,750
	SK Telesys Co., Ltd		—	251	5,905
	SK Innovation Co., Ltd.		—	1,261	299
	SK Energy Co., Ltd.		—	2,941	48
	SK Gas Co., Ltd.		—	1,487	47
	Others		—	1,055	6,235

			—	11,643	289,621

Total		￦	24,773	54,461	293,905

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

35.	Transactions with Related Parties, Continued

(4)	Account balances as of September 30, 2014 and 2013 are as follows, Continued:

(In millions of won)		December. 31, 2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	334	—
Associates	HappyNarae Co., Ltd.		—	27	16,317
	F&U Credit information Co., Ltd.		—	258	—
	SK hynix Inc.		—	392	—
	SK Wyverns Baseball Club Co., Ltd.		1,425	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	SK USA, Inc.		—	—	436
	Others		—	3,733	5,500

			24,727	42,822	22,253

Other	SK Engineering & Construction Co., Ltd.		—	988	92,058
	SK Telesys Co., Ltd.		—	412	70,467
	SK C&C Co., Ltd.		—	182	—
	SK Networks. Co., Ltd.		—	5,930	118,759
	SK Energy Co., Ltd.		—	5,457	7,438
	SK Gas Co., Ltd.		—	1,469	—
	Others		—	4,707	12,759

			—	19,145	301,481

Total		￦	24,727	62,301	323,734

(5)	There are no collateral or guarantee provided by related parties to the Group nor the Group to related parties.

(6)	M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.

(7)	There were additional acquisition of investments in associates and joint ventures. (Refer to Note 12)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

36.	Discontinued Operation

(1)	Discontinued operation

During the year ended December 31, 2013, SK Planet Co., Ltd., a subsidiary of the Parent Company, sold 52.6% of its ownership interests (13,294,369 shares) in Loen Entertainment, Inc., to Star Invest Holdings Limited. Consideration for the sale amounted to ￦265,887 million. Loen Entertainment was a subsidiary of SK Planet Co., Ltd. and is engaged in the release of music discs as its primary business, The Group’s ownership interests after the disposition is 15.0% and Loen Entertainment, Inc. was excluded from the Group’s consolidated financial statements as of the date of the sale.

(2)	Results of discontinued operation

Results of discontinued operation included in the consolidated statements of income for the nine-month period ended September 30, 2013 are as follows:

(In millions of won)
	September 30, 2013
Results of discontinued operation:
Revenue	￦	167,033
Expense		(140,204)

Operating income generated by discontinued operation		26,829
Non-operating income		3,189
Gain on disposal relating to discontinued operations		214,885
Income tax expense		(61,125)

Gain generated by discontinued operation	￦	183,778

Attributable to :
Owners of the Parent Company		176,400
Non-controlling interests		7,378

(3)	Cash flows used in discontinued operation

Cash flows used in discontinued operation for the nine-month period ended September 30, 2013 are as follows:

(In millions of won)
	September 30, 2013
Cash flow from discontinued operation:
Net cash provided by operating activities	￦	40,885
Net cash provided by investing activities		180,023
Net cash used in financing activities		(4,780)

	￦	216,128

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

37.	Commitments and Legal Claims and Litigations

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦14,230 million as of September 30, 2014.

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has guaranteed for employees’ borrowings relating to employee stock ownership and provided short-term financial instruments amounting to ￦2,071 million as collateral as of September 30, 2014.

In addition, Neosnetworks Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for facility funds borrowings in the amount of ￦1,200 million as of September 30, 2014.

(2)	Legal claims and litigations

The claim amount of the litigation against SK Communications Co., Ltd., a subsidiary of the Parent Company, is approximately ￦7,121 million and the result is not reasonably possible to observe as of September 30, 2014.

(3)	Guarantee provided

PS&Marketing Corporation, a subsidiary of the Parent Company, obtained ￦3,000 million of payment guarantees related to handset purchased from the Apple Computer Korea Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)
	For the nine-month period ended
	Sep. 30, 2014		Sep. 30, 2013
Interest income	￦	(45,283)	(49,503)
Dividend		(13,048)	(10,199)
Gain on foreign currency translation		(3,222)	(1,835)
Gain on disposal of long-term investments assets		(8,835)	(3,337)
Gain on valuation of derivatives		(8,257)	—
Gain on settlement of derivatives		(119)	(2,274)
Gain on relating to investments in subsidiaries, associates and joint ventures, net		(566,846)	(800,642)
Gain on disposal of property, equipment and intangible assets		(6,792)	(5,849)
Gain on relating to financial assets at fair value through profit or loss		—	(2,387)
Other income		(51)	(3,219)
Interest expenses		243,400	251,593
Loss on foreign currency translation		1,566	2,908
Loss on disposal of long- term investments securities		2,607	4,864
Loss on impairment of long-term investments securities		—	16,556
Loss on valuation of derivatives		1,404	198
Loss on settlement of derivatives		335	—
Income tax expense		310,392	371,615
Provision for retirement benefits		94,490	68,159
Depreciation and amortization		2,141,686	2,101,706
Bad debt for accounts receivable - trade		33,837	43,974
Loss on disposal of property and equipment and intangible assets		13,638	221,961
Loss on impairment of property, equipment and intangible assets		3,166	11,461
Loss on relating to financial assets at fair value through profit or loss		1,352	—
Loss on relating to financial liabilities at fair value through profit or loss		11,287	120,833
Bad debt for accounts receivable - other		11,992	20,667
Loss on disposal of investments assets		12	1
Loss on impairment of investments assets		127	—
Other expenses		6,784	6,382

	￦	2,225,622	2,363,633

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)
	For the nine-month period ended
	Sep. 30, 2014		Sep. 30, 2013
Accounts receivable – trade	￦	(441,375)	(274,514)
Accounts receivable – other		(142,659)	(22,828)
Accrued income		29	1,206
Advance payments		(27,976)	(37,449)
Prepaid expenses		(28,228)	(2,071)
V.A.T. refund receivable		8,552	(165)
Inventories		32,415	(2,237)
Long-term accounts receivables – other		55	—
Guarantee deposits		(14,068)	1,947
Accounts payable – trade		22,355	(33,270)
Accounts payable – other		(364,164)	(562,502)
Advanced receipts		16,665	1,301
Withholdings		141,308	44,845
Deposits		(2,427)	(708)
Accrued expenses		22,288	86,937
V.A.T. payable		6,196	12,264
Unearned revenue		(98,362)	(109,222)
Provisions		(14,399)	(192,190)
Long-term provisions		20,335	(66,080)
Plan assets		5,448	3,069
Retirement benefit payment		(38,302)	(28,555)
Others		4,546	(30,472)

	￦	(891,768)	(1,210,694)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

38.	Statements of Cash Flows, Continued

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	Sep. 30, 2014		Sep. 30, 2013
Transfer of construction in progress to property, equipment and intangible assets	￦	1,445,192	1,290,314
Transfer of other tangible assets to construction in progress		668,877	659,801
Transfer of inventories to property and equipment		14,585	73,534
Accounts payable - other related to acquisition of tangible assets and others		323,503	22,223
Accounts receivable - other related to disposal of tangible assets and others		2,218	—
Acquisition of new frequency use rights by returning the existing 1.8GHz frequency use rights		—	614,600

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2014 and 2013

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of September 30, 2014, the related condensed separate statements of income, comprehensive income for the three and nine-month periods ended September 30, 2014 and 2013, the changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013, and notes to the interim financial statements.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Other matters

The separate statement of financial position of the Company as of December 31, 2013, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 21, 2014, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2013, presented for comparative purposes, is not different from that audited by us in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 7, 2014

This report is effective as of November 7, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of September 30, 2014 and December 31, 2013

(In millions of won)	Note	September 30, 2014		December 31, 2013
Assets
Current Assets:
Cash and cash equivalents	27,28	￦	397,800	448,459
Short-term financial instruments	4,27,28		155,000	166,000
Short-term investment securities	6,27,28		87,290	102,042
Accounts receivable - trade, net	5,27,28,29		1,649,169	1,513,138
Short-term loans, net	5,27,28,29		72,299	72,198
Accounts receivable - other, net	5,27,28,29		450,106	388,475
Prepaid expenses			83,417	82,837
Inventories, net			16,454	24,596
Assets held for sale	7		2,611	3,667
Advanced payments and other	5,27,28		27,189	16,370

Total Current Assets			2,941,335	2,817,782

Non-Current Assets:
Long-term financial instruments	4,27,28		10,091	7,569
Long-term investment securities	6,27,28		671,863	729,703
Investments in subsidiaries and associates	8		8,214,361	8,010,121
Property and equipment, net	9,29		7,442,848	7,459,986
Goodwill	10		1,306,236	1,306,236
Intangible assets, net	11		1,981,992	2,239,167
Long-term loans, net	5,27,28,29		38,232	39,925
Long-term prepaid expenses			27,027	23,007
Guarantee deposits	4,5,27,28,29		157,382	152,057
Long-term derivative financial assets	16,27,28		38,136	41,712
Other non-current assets			82	154

Total Non-Current Assets			19,888,250	20,009,637

Total Assets		￦	22,829,585	22,827,419

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of September 30, 2014 and December 31, 2013

(In millions of won)	Note	September 30, 2014		December 31, 2013
Liabilities and Equity
Current Liabilities:
Short-term borrowings	12,27,28	￦	600,000	260,000
Current portion of debentures and long-term borrowings, net	12,27,28		726,817	622,703
Current portion of long-term payables – other	13,27,28		188,410	206,800
Accounts payable – other	27,28,29		973,126	1,556,201
Withholdings	27,28		662,858	574,166
Accrued expenses	27,28		685,029	653,742
Income tax payable			47,292	104,564
Unearned revenue			120,288	178,569
Derivative financial liabilities	16,27,28		23,290	21,170
Provisions	14		59,973	66,559
Advanced receipts and other			48,850	43,599

Total Current Liabilities			4,135,933	4,288,073

Non-Current Liabilities:
Debentures, excluding current portion, net	12,27,28		4,092,263	4,014,777
Long-term borrowings, excluding current portion	12,27,28		82,357	85,125
Long-term payables – other	13,27,28		653,476	828,721
Long-term unearned revenue			33,646	50,894
Defined benefit liabilities	15		48,825	22,886
Long-term derivative financial liabilities	16,27,28		171,142	100,210
Long-term provisions	14		32,804	19,537
Deferred tax liabilities	25		118,316	44,601
Other non-current liabilities	27,28		60,161	57,187

Total Non-Current Liabilities			5,292,990	5,223,938

Total Liabilities			9,428,923	9,512,011

Equity
Share capital	1,17		44,639	44,639
Capital surplus and other capital adjustments	17,18,19		433,894	433,894
Retained earnings	20		12,793,126	12,665,699
Reserves	21		129,003	171,176

Total Equity			13,400,662	13,315,408

Total Liabilities and Equity		￦	22,829,585	22,827,419

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three and nine-month periods ended September 30, 2014 and 2013

(In millions of won except for per share data)		September 30, 2014			September 30, 2013
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating revenue:	29
Revenue		￦	3,303,648	9,831,961	3,222,924	9,544,077
Operating expense:	29
Labor cost			135,845	449,061	126,092	457,358
Commissions paid			1,339,449	4,233,780	1,303,741	3,974,437
Depreciation and amortization			521,035	1,548,242	502,021	1,484,739
Network interconnection			226,553	661,316	197,747	558,682
Leased lines			94,126	283,478	102,682	313,387
Advertising			59,424	155,970	58,228	168,306
Rent			94,828	280,071	94,478	269,433
Cost of products that have been resold			122,203	357,776	104,617	277,691
Other operating expenses	22		204,458	577,581	196,128	550,505

Sub-total			2,797,921	8,547,275	2,685,734	8,054,538

Operating income			505,727	1,284,686	537,190	1,489,539
Finance income	24		17,718	57,516	17,021	59,099
Finance costs	24		(74,504)	(225,982)	(87,653)	(339,242)
Other non-operating income	23		6,027	34,619	9,884	30,227
Other non-operating expenses	23		(80,547)	(136,038)	(260,210)	(317,511)
Gain on disposal of investments in subsidiaries and associates	8		—	—	—	71,200

Profit before income tax			374,421	1,014,801	216,232	993,312
Income tax expense	25		81,147	204,619	90,085	251,556

Profit for the period		￦	293,274	810,182	126,147	741,756

Earnings per share (in won)
Basic earnings per share	26	￦	4,134	11,303	1,729	10,516

Diluted earnings per share	26	￦	4,134	11,303	1,729	10,516

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2014 and 2013

(In millions of won)		September 30, 2014			September 30, 2013
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit for the period		￦	293,274	810,182	126,147	741,756
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligations	15		2,052	(7,533)	2,105	(3,212)
Items that are or may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	21		42,556	(8,875)	27,039	(21,202)
Net change in unrealized fair value of derivatives	16,21		(16,605)	(33,298)	71,640	7,548

Total other comprehensive income (loss), net of taxes			28,003	(49,706)	100,784	(16,866)

Total comprehensive income		￦	321,277	760,476	226,931	724,890

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2014 and 2013

(In millions of won)
			Capital surplus and other capital adjustments					Retained earnings	Reserves	Total equity
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other
Balance, January 1, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048
Cash dividends		—	—	—	—	—	—	(655,946)	—	(655,946)
Issuance of hybrid bond		—	—	—	—	398,518	—	—	—	398,518
Interest on hybrid bond		—	—	—	—	—	—	(5,291)	—	(5,291)
Treasury stock		—	—	192,072	(1,544)	—	—	—	—	190,528
Total comprehensive income
Profit for the period		—	—	—	—	—	—	741,756	—	741,756
Other comprehensive loss		—	—	—	—	—	—	(3,212)	(13,654)	(16,866)

Balance, September 30, 2013	￦	44,639	2,915,887	(2,218,379)	(20,399)	398,518	(722,741)	12,491,288	140,934	13,029,747

Balance, January 1, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408
Cash dividends		—	—	—	—	—	—	(666,802)	—	(666,802)
Interest on hybrid bond		—	—	—	—	—	—	(8,420)	—	(8,420)
Total comprehensive income
Profit for the period		—	—	—	—	—	—	810,182		810,182
Other comprehensive loss		—	—	—	—	—	—	(7,533)	(42,173)	(49,706)

Balance, September 30, 2014	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,793,126	129,003	13,400,662

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the nine-month periods ended September 30, 2014 and 2013

(In millions of won)	Note	September 30, 2014		September 30, 2013
Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		￦	810,182	741,756
Adjustments for income and expenses	31		2,070,774	2,309,683
Changes in assets and liabilities related to operating activities	31		(540,916)	(965,127)

Sub-total			2,340,040	2,086,312
Interest received			14,874	16,186
Dividends received			13,048	20,641
Interest paid			(161,915)	(178,418)
Income tax paid			(172,307)	(95,482)

Net cash provided by operating activities			2,033,740	1,849,239

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			11,000	—
Decrease in short-term investment securities, net			15,198	—
Collection of short-term loans			127,176	216,944
Proceeds from disposal of long-term investment securities			47,926	14,432
Proceeds from disposal of investments in subsidiaries and associates			—	137
Proceeds from disposal of property and equipment			23,538	1,890
Proceeds from disposal of intangible assets			412	965
Proceeds from disposal of assets held for sale			1,055	190,393
Collection of long-term loans			2,942	10,567
Decrease in other non-current assets, net			72	169

Sub-total			229,319	435,497
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(30,415)
Increase in short-term financial instruments, net			—	(29,700)
Increase in short-term loans			(128,377)	(208,395)
Increase in long-term financial instruments			(2,522)	(7,500)
Acquisition of long-term investment securities			(14,207)	(6,157)
Acquisition of investments in subsidiaries and associates			(185,060)	(206,766)
Acquisition of property and equipment			(1,600,472)	(1,318,050)
Acquisition of intangible assets			(40,329)	(146,899)
Increase in long-term loans			(45)	—

Sub-total			(1,971,012)	(1,953,882)

Net cash used in investing activities		￦	(1,741,693)	(1,518,385)

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2014 and 2013

(In millions of won)	September 30, 2014		September 30, 2013
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings	￦	340,000	40,000
Proceeds from long-term borrowings		3,552	—
Issuance of hybrid bond		—	398,518
Issuance of debenture		299,354	1,014,858
Cash inflows from settlement of derivatives		119	2,274

Sub-total		643,025	1,455,650

Cash outflows for financing activities:
Repayment of short-term borrowings		—	(370,000)
Repayment of long-term borrowings		(6,407)	(350,000)
Repayment of long-term account payables-other		(207,668)	(161,575)
Repayment of debentures		(96,151)	—
Payment of cash dividends		(666,802)	(655,946)
Payment of interest on hybrid bond		(8,420)	—
Cash outflows from settlement of derivatives		(335)	—

Sub-total		(985,783)	(1,537,521)

Net cash used in financing activities		(342,758)	(81,871)

Net increase (decrease) in cash and cash equivalents		(50,711)	248,983
Cash and cash equivalents at beginning of the period		448,459	256,577
Effects of exchange rate changes on cash and cash equivalents		52	(47)

Cash and cash equivalents at end of the period	￦	397,800	505,513

See accompanying notes to the condensed separate interim financial statements.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated on March 29, 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2014, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority stockholders	50,572,884	62.63
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as at and for the year ended December 31, 2013. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor in an associate or a venturer in a joint venture, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(2)	Use of estimates and judgments

1) Assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2013.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

2.	Basis of Presentation, Continued

(2)	Use of estimates and judgments, Continued

2)	Fair value measurement

The Company establishes fair value measurement policies and procedures as its accounting policies and disclosures require fair value measurements for the majority of financial and non-financial assets and liabilities. Such policies and procedures are executed by the valuation division, which is responsible for the review of significant fair value measurements including fair value classified as level 3 in the fair value hierarchy and the results of which are directly reported to the finance executive.

The valuation division regularly reviews unobservable significant inputs and valuation adjustments. If third party information such as prices available from an exchange, dealer, broker, industry group, pricing service or regulatory agency is used for fair value measurements, the valuation division reviews whether the valuation based on third party information includes classification by levels within the fair value hierarchy and meets the requirements for the relevant standards.

The Company uses the best observable inputs in market when measuring fair values of assets or liabilities. Fair values are classified within the fair value hierarchy based on inputs used in valuation method, as follows:

✓	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

✓	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

✓	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

If various inputs used to measure fair value of assets or liabilities are transferred between levels of the fair value hierarchy, the Company classifies the assets and liabilities at the lowest level of inputs among the fair value hierarchy which is significant to the entire measured value and recognizes transfers between levels at the end of the reporting period of which such transfers occurred.

Information about assumptions used for fair value measurements are included in Note 28.

(3)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2013. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2014.

(1)	Changes in accounting policies

1)	Offsetting financial assets and financial liabilities

The Company has applied the amendments to K-IFRS No.1032, ‘Financial instruments: Presentation’ since January 1, 2014. This standard requires financial assets and financial liabilities being offset and the presentation of financial assets and financial liabilities on a net basis when, and only when, the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The right of set-off that cannot be contingent on a future event, and must be legally enforceable in all of the following circumstances: (i) the normal course of business; (ii) an event of default; and (iii) an event of insolvency or bankruptcy of the entity or any of the counterparties.

To meet the net settlement criterion, all settlements need to remove or reduce credit risk or liquidity risk as minor level. In case of single payment or payment period which can handle bonds and payables, settlement result needs to be paid as same as practical settle net.

There is no material impact of the application of this amendment on the Company’s financial statements.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

4.	Restricted Deposits

Deposits which are restricted in use as of September 30, 2014 and December 31, 2013 are summarized as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Short-term financial instruments(*)	￦	78,000	76,000
Long-term financial instruments(*)		7,569	7,569
Guarantee deposits		280	40

	￦	85,849	83,609

(*)	Financial instruments include charitable trust fund established by the Company. Profits from this charitable fund are donated to charitable institutions. As of September 30, 2014 the funds cannot be withdrawn.

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	September 30, 2014
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable – trade	￦	1,762,922	(113,753)	1,649,169
Short-term loans		73,030	(731)	72,299
Accounts receivable - other		508,866	(58,760)	450,106
Accrued income		7,065	—	7,065

		2,351,883	(173,244)	2,178,639
Non-current assets:
Long-term loans		59,903	(21,671)	38,232
Guarantee deposits		157,382	—	157,382

		217,285	(21,671)	195,614

	￦	2,569,168	(194,915)	2,374,253

(In millions of won)	December 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,614,466	(101,328)	1,513,138
Short-term loans		72,928	(730)	72,198
Accounts receivable - other		439,209	(50,734)	388,475
Accrued income		5,682	—	5,682

		2,132,285	(152,792)	1,979,493
Non-current assets:
Long-term loans		61,613	(21,688)	39,925
Guarantee deposits		152,057	—	152,057

		213,670	(21,688)	191,982

	￦	2,345,955	(174,480)	2,171,475

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

5.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts of trade and other receivables during the nine-month periods ended September 30, 2014 and 2013 were as follows:

(In millions of won)
	September 30, 2014		September 30, 2013
Balance at January 1	￦	174,480	153,337
Increase of bad debt allowances		31,609	42,638
Write-offs		(25,655)	(28,236)
Collection of receivables previously written-off		14,481	14,975

Balance at September 30	￦	194,915	182,714

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	September 30, 2014			December 31, 2013
	Accounts receivable- trade		Other receivables	Accounts receivable- trade	Other receivables
Neither overdue nor impaired	￦	1,304,814	700,472	1,169,946	622,679
Overdue but not impaired		42,632	—	32,705	—
Impaired		415,476	105,774	411,815	108,810

		1,762,922	806,246	1,614,466	731,489
Allowances for doubtful accounts		(113,753)	(81,162)	(101,328)	(73,152)

	￦	1,649,169	725,084	1,513,138	658,337

The Company establishes allowance for doubtful accounts based on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Less than 1 month	￦	16,839	9,549
1 ~ 3 months		6,799	6,975
3 ~ 6 months		5,284	2,565
More than 6 months		13,710	13,616

	￦	42,632	32,705

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

6.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Beneficiary certificates(*)	￦	86,859	101,414
Current portion of long-term investment securities		431	628

	￦	87,290	102,042

(*)	The interest distributions arising from beneficiary certificates as of September 30, 2014, were accounted for as accrued income.

(2)	Details of long-term investment securities as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Equity securities:
Marketable equity securities	￦	568,349	574,321
Unlisted equity securities		25,877	22,870
Equity investments		69,420	111,792

		663,646	708,983
Debt securities:
Public bonds(*1)		158	356
Investment bonds(*2)		8,490	20,992

		8,648	21,348

Total		672,294	730,331
Less current portion of long-term investment securities		(431)	(628)

Long-term investment securities	￦	671,863	729,703

(*1)	Details of maturity for the public bonds as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Less than 1 year	￦	158	356

(*2)	During the nine-month period ended September 30, 2014, the Company exercised the conversion right for the convertible bonds of NanoEnTek, Inc., which were classified as financial assets at fair value through profit or loss. As a result of this transaction, investments in associates have increased by ￦19,180 million and the difference between carrying amount of the financial assets at fair value and fair value of ￦1,352 million is accounted for as finance costs.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

7.	Assets Held for Sale

Disposal contracts for the Company’s ownership interests in SK Fans Co., Ltd. and TR Entertainment, investments in associates, have been entered, and investments in associates were reclassified to assets held for sale.

Assets held for sale as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Investments in associates:
TR Entertainment(*1)	￦	2,611	2,611
SK Fans Co., Ltd.(*2)		—	1,056

	￦	2,611	3,667

(*1)	A disposal contract for the Company ownership interests in TR Entertainment was entered into during the year ended December 31, 2013 and the investment in the associate was reclassified to assets classified held for sale and an impairment loss of ￦4,019 million was recognized.
(*2)	For the year ended December 31, 2013, contract changes for SK Fans Co., Ltd. was made and the Company recognized the difference between the changes and the existing contractual amount as impairment loss. For the nine-month period ended September 30, 2014, the Company disposed of its investments in SK Fans Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

8.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Investments in subsidiaries	￦	3,631,269	3,453,988
Investments in associates		4,583,092	4,556,133

	￦	8,214,361	8,010,121

(2)	Details of investments in subsidiaries as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	September 30, 2014				December 31, 2013
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation(*1)	66,000,000	100.0		313,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	72,927,317	100.0		1,538,020	1,538,020
Neosnetworks Co., Ltd.(*2)	31,310	66.7		23,968	—
IRIVER LIMITED(*3)	10,241,722	39.3		29,503	—
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.(*4)	122	100.0		83,871	76,764
YTK Investment Ltd.	—	100.0		69,464	69,464
Atlas Investment(*4)	—	100.0		77,050	60,347
SK Global Healthcare Business Group Ltd.	—	100.0		25,784	25,784

			￦	3,631,269	3,453,988

(*1)	The Company participated in increasing paid-in capital and additionally obtained 20,000,000 shares.
(*2)	During the nine-month period ended September 30, 2014, the Company acquired 31,310 shares of Neosnetworks Co., Ltd. (the ownership interest of 66.7%) by purchasing old shares from the pre-existing shareholders and participating in the capital increase. The Company entered into a shareholders’ agreement which granted put options to the pre-existing shareholders for the remaining equity interest of Neosnetworks Co., Ltd. and call options to the Company for those shares if certain conditions are met.
(*3)	The Company newly acquired 10,241,722 shares of IRIVER LIMITED during the nine-month period ended September 30, 2014.
(*4)	The carrying amount increased due to additional investment during the nine-month period ended September 30, 2014.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

8.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	September 30, 2014				December 31, 2013
	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK China Company Ltd.(*1)	720,000	9.6	￦	47,830	47,830
HappyNarae Co., Ltd	680,000	42.5		12,250	12,250
Korea IT Fund(*2)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*1)	382,000	19.1		1,532	1,532
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	400,000
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0		8,340	8,340
NanoEnTek, Inc.(*3)	5,870,290	26.0		37,959	11,000
SK Industrial Development China Co., Ltd.	72,952,360	21.0		83,691	83,691
Packet One Network(*1,4)	2,265,944	13.6		60,706	60,706
SK Technology Innovation Company	9,800	49.0		85,873	85,873
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	145,656
SK Wyverns Baseball Club Co., Ltd. and others	—	—		74,845	74,845

			￦	4,583,092	4,556,133

(*1)	Classified as investments in associates because the Company can exercise significant influence over the associates through participation on the associate’s board of directors.
(*2)	Classified as an investment in associates as the Company has less than 50% of the voting rights of the board of directors.
(*3)	The number of shares increased by 2,812,374 and 1,250,786, respectively, due to a conversion of convertible bond and the additional investment.
(*4)	The ownership percentage decreased due to unequal increase in paid-in capital during the nine-month period ended September 30, 2014.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

8.	Investments in Subsidiaries and Associates, Continued

(4)	The market price of investments in listed subsidiaries as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won, except for share data)
	September 30, 2014				December 31, 2013
	Market value per share (In won)		Number of shares held	Market price	Market value per share (In won)	Number of shares held	Market price
SK Broadband Co., Ltd.	￦	4,690	149,638,354	701,804	4,375	149,638,354	654,668

9.	Property and Equipment

Changes in property and equipment for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	416,991	5,860	—	15,259	—	438,110
Buildings		585,375	523	(101)	6,002	(25,748)	566,051
Structures		363,093	4,040	—	4,718	(24,499)	347,352
Machinery		4,945,088	77,214	(16,881)	1,143,022	(1,163,881)	4,984,562
Other		472,832	873,252	(2,119)	(613,419)	(78,270)	652,276
Construction in progress		676,607	378,383	(13,069)	(587,424)	—	454,497

	￦	7,459,986	1,339,272	(32,170)	(31,842)	(1,292,398)	7,442,848

(In millions of won)	For the nine-month period ended September 30, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	395,968	5,573	(14)	5,750	—	407,277
Buildings		607,973	34	(98)	1,811	(25,693)	584,027
Structures		363,364	8,539	(7)	7,036	(25,309)	353,623
Machinery		4,532,811	68,435	(5,313)	1,104,969	(1,127,868)	4,573,034
Other		579,448	598,473	(1,739)	(641,992)	(79,464)	454,726
Construction in progress		639,526	339,682	(13,009)	(520,443)	—	445,756

	￦	7,119,090	1,020,736	(20,180)	(42,869)	(1,258,334)	6,818,443

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

10.	Goodwill

Goodwill as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

11.	Intangible Assets

(1)	Details of changes in intangible assets for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2014
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	￦	1,664,571	—	—	—	(210,395)	1,454,176
Land use rights		9,752	6,675	—	—	(3,178)	13,249
Industrial rights		9,113	4,960	—	—	(2,756)	11,317
Facility usage rights		16,155	1,182	(16)	379	(1,909)	15,791
Memberships		82,815	—	(136)	—	—	82,679
Other		456,761	27,512	(330)	43,052	(122,215)	404,780

	￦	2,239,167	40,329	(482)	43,431	(340,453)	1,981,992

(In millions of won)
	For the nine-month period ended September 30, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(191,786)	1,734,702
Land use rights		9,815	2,280	(50)	—	(3,250)	8,795
Industrial rights		9,769	1,620	(74)	—	(1,903)	9,412
Development costs		665	—	—	—	(615)	50
Facility usage rights		16,786	1,179	(75)	—	(1,804)	16,086
Memberships		81,518	2,066	(834)	—	—	82,750
Other		375,451	24,530	(5)	54,555	(105,885)	348,646

	￦	2,187,872	1,078,508	(815,251)	54,555	(305,243)	2,200,441

(*)	The Company newly acquired 1.8GHz frequency use rights through auction during the nine-month period ended September 30, 2013 and provided the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. The Company recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets with regard to this transaction.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

11.	Intangible Assets, Continued

(2)	The carrying amount and residual useful lives of frequency use rights as of September 30, 2014 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
W-CDMA license	￦	222,468	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		36,700	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		273,672	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		910,745	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		10,591	WiBro service	Mar. 2012	Mar. 2019

	￦	1,454,176

12.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
Lender	Annual interest rate (%)	Maturity	September 30, 2014		December 31, 2013
Kookmin Bank	3.48	Jan. 3, 2014	￦	—	60,000
Korea Development Bank	3.04	Oct. 15, 2014		100,000	—
Shinhan Bank	3.46	Oct. 15, 2014		100,000	—
CP	3.09	Jan. 3, 2014		—	100,000
	3.09	Jan. 6, 2014		—	100,000
	2.40	Oct. 24, 2014		200,000	—
	2.37	Oct. 24, 2014		200,000	—

			￦	600,000	260,000

(2)	Long-term borrowings as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	September 30, 2014		December 31, 2013
Export Kreditnamnden(*)	1.7	Apr. 29, 2022	￦	96,759	99,975
				(USD 92,098)	(USD 94,736)

				96,759	99,975
Less present value discount on long-term borrowings				(2,670)	(3,287)

				94,089	96,688
Less current portion of long-term borrowings				(11,732)	(11,563)

			￦	82,357	85,125

(*)	For the nine-month period ended September 30, 2014 and the year ended December 31, 2013, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

12.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	September 30, 2014		December 31, 2013
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured private bonds		2033	3.22		130,000	130,000
Unsecured private bonds Unsecured private bonds		2019 2024	3.30 3.64		50,000	—
					150,000	—
Unsecured private bonds(*4) Unsecured private bonds(*4)		2029 2029	4.73 4.72		55,653	—
					55,630	—
Foreign global bonds		2027	6.63		420,240	422,120
					(USD 400,000)	(USD 400,000)
Exchangeable bonds (*3)	Refinancing fund	2014	1.75		—	96,147
					—	(USD 91,109)
Floating rate notes (*1)	Operating fund	2014	3M Libor + 1.60		262,650	263,825
					(USD 250,000)	(USD 250,000)
Floating rate notes (*2)		2014	SOR rate + 1.20		53,591	54,129
					(SGD 65,000)	(SGD 65,000)
Swiss unsecured private bonds		2017	1.75		331,401	356,601
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		735,420	738,710
					(USD 700,000)	(USD 700,000)
Australian unsecured private bonds		2017	4.75		274,821	281,988
					(AUD 300,000)	(AUD 300,000)
Floating rate notes (*1)		2020	3M Libor + 0.88		315,180	316,590
					(USD 300,000)	(USD 300,000)

					4,834,586	4,660,110
Less discounts on bonds					(27,238)	(34,193)

					4,807,348	4,625,917
Less current portion of bonds					(715,085)	(611,140)

				￦	4,092,263	4,014,777

(*1)	As of September 30, 2014, 3M Libor rate is 0.23%.
(*2)	As of September 30, 2014, SOR rate is 0.23%.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

12.	Borrowings and Debentures, Continued

(3)	Debentures as of September 30, 2014 and December 31, 2013 are as follows, Continued

(*3)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Company may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

As of December 31, 2013, the principal amount and the fair value of the remaining exchangeable bonds were USD 57,046,000 and USD 91,108,508, respectively. Exchange for the remaining entire bonds was claimed during 2013 and has been redeemed by cash during the nine-month period ended September 30, 2014.

(*4)	The Company settled the difference of the measurement bases of accounting profit or loss between the related derivatives by appointing the structured bonds as designated financial liabilities at fair value through profit or loss.

The difference between the carrying amount of the designated financial liabilities at fair value through profit or loss and the amount required to pay at maturity is ￦11,283 million as of September 30, 2014.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

13.	Long-term Payables - other

(1)	As of September 30, 2014 and December 31, 2013, long-term payables consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies as follows (Refer to Note 11):

(In millions of won)
	Period of repayment	Coupon rate	Annual effective interest rate(*)	September 30, 2014		December 31, 2013
2.1GHz	2012~2014	3.58%	5.89%	￦	—	17,533
800MHz	2013~2015	3.51%	5.69%		69,416	138,833
2.3GHz	2014~2016	3.00%	5.80%		5,766	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		824,841	942,675

					900,023	1,107,691
Present value discount on long-term payables—other					(58,137)	(72,170)

					841,886	1,035,521
Less current portion of long-term payables – other					(188,410)	(206,800)

Carrying amount at period end				￦	653,476	828,721

(*)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables-other.

(2)	The repayment schedule of long-term payables—other as of September 30, 2014 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	190,134
1~3 years		238,552
3~5 years		235,669
More than 5 years		235,668

	￦	900,023

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2014						As of September 30, 2014
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for handset subsidy	￦	53,923	67,158	(62,408)	—	58,673	38,934	19,739
Provision for restoration		32,173	3,096	(281)	(884)	34,104	21,039	13,065

	￦	86,096	70,254	(62,689)	(884)	92,777	59,973	32,804

(In millions of won)	For the nine-month period ended September 30, 2013						As of September 30, 2013
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for handset subsidy	￦	353,383	5,582	(264,036)	—	94,929	88,042	6,887
Provision for restoration		32,791	2,766	(296)	(3,785)	31,476	10,766	20,710

	￦	386,174	8,348	(264,332)	(3,785)	126,405	98,808	27,597

The Company has provided handset subsidy to subscribers who purchase handsets on an installment basis and recognized a provision for subsidy amounts which the Company is expected to pay in future periods.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Present value of defined benefit obligations	￦	183,785	154,460
Fair value of plan assets		(134,960)	(131,574)

	￦	48,825	22,886

(2)	Principal actuarial assumptions as of September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014	December 31, 2013
Discount rate for defined benefit obligations	3.96%	3.96%
Expected rate of salary increase	4.32%	4.32%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2014		September 30, 2013
Beginning balance	￦	154,460	133,098
Current service cost		24,842	25,346
Interest cost		4,663	3,629
Remeasurement:
- Adjustment based on experience		9,512	5,407
Benefit paid		(11,525)	(14,011)
Others(*)		1,833	3,906

Ending balance	￦	183,785	157,375

(*)	Others for the nine-month periods ended September 30, 2014 and 2013 include transfer to construction in progress and liabilities succeeded in relation to transfer of executives from affiliates.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

15.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2014		September 30, 2013
Beginning balance	￦	131,574	98,147
Interest income		3,744	2,508
Actuarial gain (loss)		(427)	1,171
Contributions to the plan		4,000	4,000
Benefit paid		(3,931)	(4,528)
Others		—	61

Ending balance	￦	134,960	101,359

Actual return on plan assets for the nine-month periods ended September 30, 2014 and 2013 amounted to ￦3,317 million and ￦3,679 million, respectively.

(5)	Expenses recognized in profit and loss and capitalized into construction-in-progress for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2014		September 30, 2013
Current service cost	￦	24,842	25,346
Net interest cost		919	1,121

	￦	25,761	26,467

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

16.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of September 30, 2014 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	United Overseas Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank and Citi bank	Dec. 15, 2011 ~ Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012~ May 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of USD 92,098)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

16.	Derivative Instruments, Continued

(2)	As of September 30, 2014, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translations gain (loss)	Others (*)	Held for trading purpose	Total
Non-current assets:
Structured bond(*) (face value of KRW 100,000)	￦	—	—	—	—	8,257	8,257
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(47,922)	(15,299)	(36,706)	129,806	—	29,879

Total assets	￦						38,136

Current liabilities:
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)	￦	82	26	(3,862)	—	—	(3,754)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)		5,488	1,752	(26,776)	—	—	(19,536)
Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)		(11,237)	(3,588)	(32,005)	—	—	(46,830)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(20,896)	(6,671)	(27,698)	—	—	(55,265)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		5,118	1,634	(60,424)	—	—	(53,672)
Floating-to-fixed cross currency interest rate swap(face amounts of USD 300,000)		334	107	(9,855)	—	—	(9,414)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 92,098)		(4,298)	(1,372)	(291)	—	—	(5,961)

Total liabilities	￦						(194,432)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2013.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

17.	Share Capital and Capital Surplus and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus and other capital adjustments as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won, except for share data)
	September 30, 2014		December 31, 2013
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock (Note 18)		(2,139,683)	(2,139,683)
Loss on disposal of treasury stock		(18,087)	(18,087)
Hybrid bond (Note 19)		398,518	398,518
Others		(722,741)	(722,741)

	￦	433,894	433,894

(*)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.

There were no changes in share capital for the nine-month period ended September 30, 2014 and the year ended December 31, 2013.

Changes in number of shares outstanding for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In shares)	For the nine-month period ended
	September 30, 2014			September 30, 2013
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	—	—	—	(880,557)	880,557

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	10,170,155	70,575,556

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

18.	Treasury Stock

The Company acquired treasury stock to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed. Treasury stock as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won, shares)
	September 30, 2014		December 31, 2013
Number of shares		9,809,375	9,809,375
Amount	￦	2,139,683	2,139,683

19.	Hybrid Bonds

Hybrid bonds classified as equity as of September 30, 2014 is as follows:

(In millions of won)
	Type	Issuance date	Maturity		Annual interest rate (%)		Amount
Private hybrid bonds	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073	(*1)	4.21	(*2)	￦	400,000
Issuance costs								(1,482)

							￦	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shareholders in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same issuance terms without any notice or announcement.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

20.	Retained Earnings

(1)	Retained earnings as of September 30, 2014 and December 31 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Appropriated:	￦
Legal reserve		22,320	22,320
Reserve for research & manpower development		151,533	155,767
Reserve for business expansion		9,476,138	9,376,138
Reserve for technology development		2,416,300	2,271,300

		12,066,291	11,825,525
Unappropriated		726,835	840,174

	￦	12,793,126	12,665,699

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

21.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Net change in unrealized fair value of available-for-sale financial assets	￦	202,334	211,209
Net change in unrealized fair value of derivatives		(73,331)	(40,033)

	￦	129,003	171,176

(2)	Changes in reserves for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2014
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2014	￦	211,209	(40,033)	171,176
Changes		(11,708)	(43,929)	(55,637)
Tax effect		2,833	10,631	13,464

Balance at September 30, 2014	￦	202,334	(73,331)	129,003

(In millions of won)	For the nine-month period ended September 30, 2013
	Net change in unrealized fair value of available- for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2013	￦	206,414	(51,826)	154,588
Changes		(27,971)	9,958	(18,013)
Tax effect		6,769	(2,410)	4,359

Balance at September 30, 2013	￦	185,212	(44,278)	140,934

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

22.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Other Operating Expenses:
Communication expenses	￦	10,271	32,134	12,588	38,099
Utilities		52,595	136,308	48,913	125,904
Taxes and dues		7,741	16,550	6,477	14,179
Repair		52,013	138,530	45,480	132,331
Research and development		59,114	167,472	56,410	165,762
Training		9,122	21,090	8,258	18,210
Bad debt for accounts receivables - trade		3,346	19,380	6,455	22,820
Other		10,256	46,117	11,547	33,200

	￦	204,458	577,581	196,128	550,505

23.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	2,291	2,891	102	961
Others(*1)		3,736	31,728	9,782	29,266

	￦	6,027	34,619	9,884	30,227

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	8,884	11,593	207,480	218,937
Donations		21,807	48,367	11,902	33,189
Bad debt for accounts receivable—other		4,106	12,229	3,492	19,818
Others(*2)		45,750	63,849	37,336	45,567

	￦	80,547	136,038	260,210	317,511

(*1)	Others for the nine-month period ended September 30, 2014 primarily consists of ￦9.2 billion of VAT refund.
(*2)	Others for the nine-month period ended September 30, 2014 primarily consists of ￦53.8 billion of penalties.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Finance Income:
Interest income	￦	6,300	19,127	7,564	24,035
Dividends		2,481	13,048	7,998	20,640
Gain on foreign currency transactions		2,141	7,352	763	7,492
Gain on foreign currency translation		1,835	1,041	—	283
Gain relating to financial asset at fair value through profit or loss		—	—	—	2,387
Gain on disposal of long-term investment securities		2,721	8,572	696	1,988
Gain on valuation of derivatives		2,240	8,257	—	—
Gain on settlement of derivatives		—	119	—	2,274

	￦	17,718	57,516	17,021	59,099

Finance Costs:
Interest expense	￦	67,155	199,527	65,594	208,692
Loss on foreign currency transactions		3,860	12,643	2,252	8,104
Loss on foreign currency translation		—	832	2,596	1,539
Loss on disposal of long-term investment securities		—	6	—	73
Loss on settlement of derivatives		—	335	—	—
Loss relating to financial asset at fair value through profit or loss		—	1,352	978	—
Loss relating to financial liability at fair value through profit or loss(*)		3,489	11,287	16,233	120,834

	￦	74,504	225,982	87,653	339,242

(*)	Loss relating to financial liability at fair value through profit or loss for the nine-month period ended September 30, 2013 represents 1) valuation loss related to exchangeable bond (issue price of USD 326,397,463) as a result of increase in stock price of the Company and increase in foreign exchange rate, and 2) loss on repayment of debentures upon the claim for exchange.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

24.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Interest income on cash equivalents and deposits	￦	3,402	10,566	4,605	14,343
Interest income on installment receivables and others		2,898	8,561	2,959	9,692

	￦	6,300	19,127	7,564	24,035

(3)	Details of interest expense included in finance costs for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Interest expense on bank overdrafts and borrowings	￦	5,350	17,333	1,552	20,127
Interest expense on debentures		50,624	147,160	55,487	160,627
Others		11,181	35,034	8,555	27,938

	￦	67,155	199,527	65,594	208,692

(4)	Details of impairment losses for financial assets for the three and nine-month periods ended September 30, 2014 and 2013 are as follows.

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Bad debt for accounts receivable—trade	￦	3,346	19,380	6,455	22,820
Bad debt for accounts receivable—other		4,106	12,229	3,492	19,818

	￦	7,452	31,609	9,947	42,638

25.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted for changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2014 and 2013 are calculated as follows:

(In millions of won, shares)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Profit for the period	￦	293,274	810,182	126,147	741,756
Dividend on hybrid bond		—	(8,420)	(4,233)	(5,291)

Profit for the period on common shares	￦	293,274	801,762	121,914	736,465
Weighted average number of common shares outstanding		70,936,336	70,936,336	70,527,972	70,034,852

Basic earnings per share (in won)	￦	4,134	11,303	1,729	10,516

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2014 and 2013 are calculated as follows:

(In shares)	Number of shares	Weighted number of shares
		Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Outstanding common shares at January 1, 2014	80,745,711	80,745,711	80,745,711
Effect of treasury stock	(9,809,375)	(9,809,375)	(9,809,375)

Weighted average number of common shares outstanding at September 30, 2014	70,936,336	70,936,336	70,936,336

(In shares)	Number of shares	Weighted number of shares
		Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Outstanding common shares at January 1, 2013	80,745,711	80,745,711	80,745,711
Effect of treasury stock	(11,050,712)	(11,050,712)	(11,050,712)
Exchange of exchangeable bonds	880,557	832,973	339,853

Weighted average number of common shares outstanding at September 30, 2013	70,575,556	70,527,972	70,034,852

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

26.	Earnings per Share, Continued

(2)	Diluted earnings per share

For the nine-month period ended September 30, 2014, there were no potentially ordinary shares. The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the nine-month period ended September 30, 2013 as effect would have been anti-dilutive (diluted shares of 1,548,029). Therefore, diluted earnings per share for the nine-month period ended September 30, 2014 and 2013 are same as basic earnings per share.

27.	Categories of Financial Instruments

(1)	Financial assets by categories as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014
	Trading financial assets		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	397,800	—	397,800
Financial instruments		—	—	165,091	—	165,091
Short-term investment securities		—	87,290	—	—	87,290
Long-term investment securities		—	671,863	—	—	671,863
Accounts receivable—trade		—	—	1,649,169	—	1,649,169
Loans and receivables (*2)		—	—	725,084	—	725,084
Derivative financial assets		8,257	—	—	29,879	38,136

	￦	8,257	759,153	2,937,144	29,879	3,734,433

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

27.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of September 30, 2014 and December 31, 2013 are as follows, Continued:

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	448,459	—	448,459
Financial instruments		—	—	173,569	—	173,569
Short-term investment securities		—	102,042	—	—	102,042
Long-term investment securities(*1)		20,532	709,171	—	—	729,703
Accounts receivable—trade		—	—	1,513,138	—	1,513,138
Loans and receivables (*2)		—	—	658,337	—	658,337
Derivative financial assets		—	—	—	41,712	41,712

	￦	20,532	811,213	2,793,503	41,712	3,666,960

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.
(*2)	Details of loans and other receivables as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Short-term loans	￦	72,299	72,198
Accounts receivable—other		450,106	388,475
Accrued income		7,065	5,682
Long-term loans		38,232	39,925
Guarantee deposits		157,382	152,057

	￦	725,084	658,337

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	September 30, 2014
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	194,432	194,432
Borrowings		—	694,089	—	694,089
Debentures(*1)		111,283	4,696,065	—	4,807,348
Accounts payable – other and others(*3)		—	2,534,394	—	2,534,394

	￦	111,283	7,924,548	194,432	8,230,263

(In millions of won)	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	121,380	121,380
Borrowings		—	356,688	—	356,688
Debentures(*2)		96,147	4,529,770	—	4,625,917
Accounts payable – other and others(*3)		—	3,279,604	—	3,279,604

	￦	96,147	8,166,062	121,380	8,383,589

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of September 30, 2014 and December 31, 2013 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of September 30, 2014 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to settle the difference of the measurement bases of accounting profit or loss between the related derivatives and bonds.
(*2)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the fair value of the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.
(*3)	Details of accounts payable and other payables as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Accounts payable—other	￦	973,126	1,556,201
Withholdings		3	3
Accrued expenses		685,029	653,742
Current portion of long-term payables—other		188,410	206,800
Long-term payables—other		653,476	828,721
Other non-current liabilities		34,350	34,137

	￦	2,534,394	3,279,604

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of September 30, 2014 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets		Liabilities
	Foreign currencies	Korean won equivalent	Foreign currencies	Korean won equivalent
USD	65,380	68,701	1,727,034	1,814,415
EUR	16,064	21,449	5	7
JPY	45,057	433	—	—
SGD	84	69	64,960	53,558
AUD	—	—	298,412	273,366
CHF	—	—	298,851	330,132
Other	266	348	156	146

		91,000		2,471,624

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 16)

As of September 30, 2014, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	6,538	(6,538)
EUR		2,108	(2,108)
JPY		43	(43)
Others		27	(27)

	￦	8,716	(8,716)

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of September 30, 2014, available-for-sale equity instruments measured at fair value amounts to ￦665,536 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Company’s interest rate risk arises from floating-rate debentures. As of September 30, 2014, floating-rate debentures amount to ￦631,421 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 16). If interest rate only increases (decreases) by 1%, income before income taxes for the nine-month period ended September 30, 2014 would not have been changed due to the interest expense from floating-rate debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Cash and cash equivalents	￦	397,770	448,429
Financial instruments		165,091	173,569
Available-for-sale financial assets		8,648	816
Accounts receivable—trade		1,649,169	1,513,138
Loans and receivables		725,084	658,337
Derivative financial assets		38,136	41,712
Financial assets at fair value through profit or loss		—	20,532

	￦	2,983,898	2,856,533

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the nine-month period ended September 30, 2014, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of September 30, 2014.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 24.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of September 30, 2014 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Borrowings (*1)	￦	694,089	705,274	614,518	52,958	37,798
Debentures (*1)		4,807,348	5,882,050	901,964	2,726,030	2,254,056
Accounts payable—other and others (*2)		2,534,394	2,631,884	1,818,579	567,782	245,523

	￦	8,035,831	9,219,208	3,335,061	3,346,770	2,537,377

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on borrowings and debentures.

(*2)	Excludes discounts on accounts payable - other and others.

As of September 30, 2014, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1—5 years	More than 5 years
Assets	￦	29,879	23,464	7,120	28,825	(12,481)
Liabilities		(194,432)	(206,849)	(40,189)	(154,163)	(12,497)

	￦	(164,553)	(183,385)	(33,069)	(125,338)	(24,978)

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

28.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2013.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity which are extracted from the financial statements.

Debt-equity ratio as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)
	September 30, 2014		December 31, 2013
Liability	￦	9,428,923	9,512,011
Equity		13,400,662	13,315,408

Debt-equity ratio		70.36%	71.44%

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2014 are as follows:

(In millions of won)	September 30, 2014
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Trading financial assets	￦	8,257	—	8,257	—	8,257
Derivative financial assets		29,879	—	29,879	—	29,879
Available-for-sale financial assets		665,536	568,349	46,859	50,328	665,536

	￦	703,672	568,349	84,995	50,328	703,672

Financial assets not measured at fair value
Cash and cash equivalents(*1)	￦	397,800	—	—	—	—
Available-for-sale financial assets(*1,2)		93,617	—	—	—	—
Accounts receivable – trade and others(*1)		2,374,253	—	—	—	—
Financial instruments(*1)		165,091	—	—	—	—

	￦	3,030,761	—	—	—	—

Financial liabilities measured at fair value
Debentures		111,283	—	111,283	—	111,283
Derivative financial liabilities		194,432	—	194,432	—	194,432

	￦	305,715	—	305,715	—	305,715

Financial liabilities not measured at fair value
Borrowings	￦	694,089	—	694,095	—	694,095
Debentures		4,696,065	—	5,013,029	—	5,013,029
Accounts payable - other and others(*1)		2,534,394	—	—	—	—

	￦	7,924,548	—	5,707,124	—	5,707,124

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)	December 31, 2013
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at fair value through profit or loss	￦	20,532	—	20,532	—	20,532
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		715,053	574,321	46,414	94,318	715,053

	￦	777,297	574,321	108,658	94,318	777,297

Financial assets not measured at fair value
Cash and cash equivalents(*1)	￦	448,459	—	—	—	—
Available-for-sale financial assets(*1,2)		96,160	—	—	—	—
Accounts receivable – trade and others(*1)		2,171,475	—	—	—	—
Financial instruments(*1)		173,569	—	—	—	—

	￦	2,889,663	—	—	—	—

Financial liabilities measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		121,380	—	121,380	—	121,380

	￦	217,527	96,147	121,380	—	217,527

Financial liabilities not measured at fair value
Borrowings	￦	356,688	—	369,810	—	369,810
Debentures		4,529,770	—	4,621,010	—	4,621,010
Accounts payable—other and others(*1)		3,279,604	—	—	—	—

	￦	8,166,062	—	4,990,820	—	4,990,820

(*1)	The fair value categorization excludes fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets, liabilities being evaluated.

Interest rates used by the Company for the fair value measurement as of September 30, 2014 are as follows:

Interest rate
Derivative instruments	2.06 ~ 2.60%
Borrowings and Debentures	2.72 ~ 2.95%

3)	There have been no transfers from Level 2 to Level 1 for the nine-month period ended September 30, 2014 and changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2014 are as follows:

(In millions of won)
	Balance at Jan. 1		Valuation	Disposal	Balance at Sep. 30
Available-for-sale financial assets	￦	94,318	(4,724)	(39,266)	50,328

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)	September 30, 2014
	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,177	—	28,177	(28,177)	—	—
Accounts receivable – trade and others		140,783	(132,705)	8,078	—	—	8,078

	￦	168,960	(132,705)	36,255	(28,177)	—	8,078

Financial liabilities:
Derivatives(*)	￦	58,698	—	58,698	(28,177)	—	30,521
Accounts payable – other and others		132,705	(132,705)	—	—	—	—

	￦	191,403	(132,705)	58,698	(28,177)	—	30,521

(In millions of won)	December 31, 2013
	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,870	—	28,870	(28,870)	—	—
Accounts receivable – trade and others		138,897	(127,055)	11,842	—	—	11,842

	￦	167,767	(127,055)	40,712	(28,870)	—	11,842

Financial liabilities:
Derivatives(*)	￦	43,536	—	43,536	(28,870)	—	14,666
Accounts payable – other and others		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,870)	—	14,666

(*)	The amount applicable by enforceable master netting agreement according to ISDA (International Swap and Derivatives Association).

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Ultimate Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 37 others(*)
Joint venture	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 64 others
Affiliates	The Ultimate Controlling Entity’s investor using the equity method and the Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of September 30, 2014, subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)	Types of business
Subsidiaries	SK Telink Co., Ltd.	83.5	Telecommunication and MVNO service
	M&Service Co., Ltd.	100.0	Data base and internet website service
	SK Communications Co., Ltd.	64.6	Internet website service
	Stonebridge Cinema Fund	56.0	Investment association
	Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
	SK Broadband Co., Ltd.	50.6	Telecommunication service
	K-net Culture and Contents Venture Fund	59.0	Investment association
	Fitech Focus Limited Partnership II	66.7	Investment association
	Open Innovation Fund	98.9	Investment association
	PS&Marketing Corporation	100.0	Communications device retail business
	Service Ace Co., Ltd.	100.0	Customer center management service
	Service Top Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	BNCP Co., Ltd.	100.0	Internet website service
	Iconcube Holdings, Inc.	100.0	Investment association
	Iconecube, Inc.	100.0	Internet website service
	SK Planet Co., Ltd.	100.0	Telecommunication service
	Neosnetworks Co., Ltd.	66.7	Guarding of facilities
	IRIVER LIMITED	39.3	Manufacturing of media and sound equipment
	iriver CS Co., Ltd.	100.0	After Service and logistics agency business
	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiary
	iriver America Inc.	100.0	Sales and marketing in North America
	iriver Inc.	100.0	Sales and marketing in North America
	iriver China Co., Ltd.	100.0	Manufacturing of MP3,4 and domestic sales in China
	Dongguan iriver Electronics Co., Ltd.	100.0	Manufacturing of e-book and domestic sales in China
	SK Telecom China Holdings Co., Ltd.	100.0	Investment association
	Shenzhen E-eye High Tech Co., Ltd.	65.5	Manufacturing
	SK Global Healthcare Business Group., Ltd.	100.0	Investment association
	SK Planet Japan	100.0	Digital contents sourcing service
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication service
	SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	SKP America LLC.	100.0	Digital contents sourcing service
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	Technology Innovation Partners, L.P.	100.0	Investment association
	SK Telecom China Fund I L.P.	100.0	Investment association

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

29.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	2014			2013
	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Salaries	￦	379	2,212	329	1,923
Provision for retirement benefits		114	794	97	915

	￦	493	3,006	426	2,838

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)		2014
		Operating revenue and others			Operating expense and others(*)		Acquisition of property and equipment		Cash Advances
Scope	Company	Three- month period ended Sep. 30		Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30	Three- month period ended Sep. 30	Nine- month period ended Sep. 30
Ultimate Controlling Entity	SK Holding Co., Ltd.(*)	￦	83	318	27,050	211,475	—	—	—	—
Subsidiaries	SK Broadband Co., Ltd.		35,450	107,549	164,144	419,785	8,645	8,691	—	—
	PS&Marketing Corporation		4,419	11,205	244,188	585,754	160	1,001	—	—
	Network O&S Co., Ltd.		1,861	3,133	42,103	112,246	146	146	—	—
	SK Planet Co., Ltd.		16,050	44,238	162,572	460,634	3,762	4,807	—	—
	SK Telink Co., Ltd.		14,057	37,186	3,388	14,740	—	227	—	—
	Service Ace Co., Ltd.		1,807	5,349	37,646	107,205	—	—	—	—
	Service Top Co., Ltd.		1,657	4,960	38,986	114,186	—	—	—	—
	Others		3,482	7,191	9,296	22,310	564	614	—	—

			78,783	220,811	702,323	1,836,860	13,277	15,486	—	—

Associates	F&UCredit information Co., Ltd.		410	1,303	10,939	31,957	—	—	—	—
	HappyNarae Co., Ltd.		—	—	1,017	2,518	1,844	5,337	—	—
	SK hynix Inc.		2,244	5,415	—	879	—	—	—	—
	SK USA, Inc.		—	—	562	1,522	—	—	—	—
	SK Wyverns Baseball Club Co., Ltd.		5	13	3,000	11,921	—	—	—	—
	HanaSK Card Co., Ltd.		6,058	19,477	968	2,481	—	—	—	—
	Others		73	1,372	2,916	6,294	—	—	—	45

			8,790	27,580	19,402	57,572	1,844	5,337	—	45

Other	SK Engineering & Construction Co., Ltd		502	1,798	10,799	22,273	78,484	134,071	—	—
	SK C&C Co., Ltd.		1,060	2,913	68,698	181,392	21,928	59,020	—	—
	SK Networks Co., Ltd.		1,429	11,422	5,484	200,758	—	2,454	—	—
	SK Networks Service		2,464	7,757	7,017	21,296	293	728	—	—
	SK Telesys Co., Ltd.		103	184	3,042	5,018	42,431	99,830	—	—
	Others		3,308	8,687	5,948	12,660	421	4,268	—	—

			8,866	32,761	100,988	443,397	143,557	300,371	—	—

		￦	96,522	281,470	849,763	2,549,304	158,678	321,194	—	45

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Company.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2014 and 2013 are as follows, continued,

(In millions of won)		2013
		Operating revenue and others			Operating expense and others(*)		Acquisition of property and equipment
Scope	Company	Three-month period ended Sep. 30		Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30	Three-month period ended Sep. 30	Nine-month period ended Sep. 30
Ultimate Controlling Entity	SK Holding Co., Ltd.(*)	￦	55	556	26,817	211,236	—	—
Subsidiaries	SK Broadband Co., Ltd.		26,860	74,357	137,657	376,369	10,012	10,470
	PS&Marketing Corporation		2,308	5,987	95,136	352,998	30	99
	Network O&S Co., Ltd.		1,818	3,316	39,673	104,750	—	—
	SK Planet Co., Ltd.		16,504	31,871	148,478	415,123	870	2,034
	SK Telink Co., Ltd.		9,693	27,970	8,896	26,489	—	23
	Service Ace Co., Ltd.		1,905	5,741	36,956	100,065	—	—
	Service Top Co., Ltd.		1,602	4,920	35,397	88,059	—	—
	Others		1,377	7,583	21,024	40,044	72	156

			62,067	161,745	523,217	1,503,897	10,984	12,782

Associates	F&UCredit information Co., Ltd.		387	1,129	11,142	31,206	—	—
	HappyNarae Co., Ltd.		15	15	814	2,072	1,516	3,322
	SK hynix Inc.		895	2,230	1,103	1,120	—	—
	SK USA, Inc.		—	—	—	520	—	—
	SK Wyverns Baseball Club Co., Ltd.		—	—	2,000	11,410	—	—
	HanaSK Card Co., Ltd.		9,179	26,358	706	2,055	—	—
	Others		2,083	3,617	658	9,068	—	—

			12,559	33,349	16,423	57,451	1,516	3,322

Other	SK Engineering & Construction Co., Ltd		856	4,485	4,160	17,536	66,906	131,908
	SK C&C Co., Ltd.		775	2,272	70,024	193,973	34,235	77,466
	SK Networks Co., Ltd.		12,185	34,145	108,493	340,870	779	1,874
	SK Networks Service		—	5,677	13,286	22,616	549	565
	SK Telesys Co., Ltd.		39	126	3,947	7,435	25,038	44,916
	Others		3,878	10,006	4,312	11,493	2,596	3,109

			17,733	56,711	204,222	593,923	130,103	259,838

		￦	92,414	252,361	770,679	2,366,507	142,603	275,942

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Company.

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

29.	Transactions with Related Parties, Continued

(4)	Account balances as of September 30, 2014 and December 31, 2013 are as follows:

(In millions of won)		September 30, 2014
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	670	—
Subsidiaries	SK Broadband Co., Ltd.		—	13,574	55,738
	PS&Marketing Corporation		—	2,150	49,612
	Network O&S Co., Ltd.		—	43	1,161
	SK Planet Co., Ltd.		—	9,740	47,692
	SK Telink Co., Ltd.		—	6,801	5,780
	Service Ace Co., Ltd.		—	—	14,605
	Service Top Co., Ltd.		—	1,096	15,131
	Others		—	4,881	14,297

			—	38,285	204,016

Associates	HappyNarae Co., Ltd.		—	—	881
	SK hynix Inc.		—	709	—
	SK Wyverns Baseball Club., Ltd.		1,425	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.		22,148	—	—
	HanaSK Card Co., Ltd.		—	2,030	834
	Others		—	165	922

			24,773	41,316	2,637

Other	SK Engineering and Construction Co., Ltd.		—	161	3,431
	SK C&C Co., Ltd.		—	233	39,617
	SK Networks Co., Ltd.		—	1,298	1,730
	SK Networks Service		—	17	2,255
	SK Telesys Co., Ltd.		—	220	3,630
	SK Innovation Co., Ltd.		—	962	273
	Others		—	847	5,466

			—	3,738	56,402

		￦	24,773	84,009	263,055

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

29.	Transactions with Related Parties, Continued

(4)	Account balances as of September 30, 2014 and December 31, 2013 are as follows, continued

(In millions of won)		December 31, 2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable-trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holding Co., Ltd.	￦	—	193	—
Subsidiaries	SK Broadband Co., Ltd.		—	4,779	81,243
	PS&Marketing Corporation		—	464	32,573
	Network O&S Co., Ltd.		—	1,271	12,450
	SK Planet Co., Ltd.		—	10,882	116,927
	SK Telink Co., Ltd.		—	232	5,346
	Service Ace Co., Ltd.		—	269	18,019
	Service Top Co., Ltd.		—	1,258	15,375
	Others		—	3,975	21,713

			—	23,130	303,646

Associates	HappyNarae Co., Ltd.		—	—	2,238
	SK hynix Inc.		—	392	—
	SK Wyverns Baseball Club., Ltd.		1,425	—	—
	Wave City Development Co., Ltd.		1,200	38,412	—
	SK USA Inc		—	—	436
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	HanaSK Card Co., Ltd.		—	284	—
	Others		—	266	—

			24,727	39,354	2,674

Other	SK Engineering and Construction Co., Ltd.		—	767	11,374
	SK C&C Co., Ltd.		—	140	64,071
	SK Networks Co., Ltd.		—	5,920	53,807
	SK Networks Service		—	—	2,290
	SK Telesys Co., Ltd.		—	372	6,438
	SK Innovation Co., Ltd.		—	1,368	—
	Others		—	2,367	8,189

			—	10,934	146,169

		￦	24,727	73,611	452,489

(5)	As of September 30, 2014, there are no collateral or guarantee provided by related parties to the Company nor by the Company to related parties.

(6)	There was an additional investment on the related parties. (Refer to Note 8)

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

30.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease.

The Company recognized lease payment of ￦10,587 million and ￦10,277 million, respectively, relating to the above operating lease agreement and lease revenue of ￦6,773 million and ￦6,347 million, respectively, through a sublease agreement for the nine-month periods ended September 30, 2014 and 2013. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement as of September 30, 2014 are as follows:

(In millions of won)	Lease payments		Lease revenue
Less than 1 year	￦	14,433	9,031
1~5 years		56,052	31,554
More than 5 years		43,931	20,864

	￦	114,416	61,449

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2014		September 30, 2013
Gain on foreign currency translations	￦	(1,041)	(283)
Interest income		(19,127)	(24,035)
Dividends		(13,048)	(20,640)
Gain relating to financial assets at fair value through profit or loss		—	(2,387)
Gain on disposal of long-term investment securities		(8,572)	(1,988)
Gain on disposal of investments in subsidiaries and associates		—	(71,200)
Gain on disposal of property and equipment and intangible assets		(2,891)	(961)
Gain on valuation of derivatives		(8,257)	—
Gain on settlement of derivatives		(119)	(2,274)
Other income		—	(3,149)
Loss on foreign currency translation		832	1,539
Bad debt for accounts receivable – trade		19,380	22,820
Bad debt for accounts receivable – other		12,229	19,818
Loss on disposal of long-term investments securities		6	73
Loss relating to financial assets at fair value through profit or loss		1,352	—
Depreciation and amortization		1,632,851	1,563,577
Loss on disposal of property and equipment and intangible assets		11,593	218,937
Interest expenses		199,527	208,692
Loss relating to financial liabilities at fair value through profit or loss		11,287	120,834
Loss on settlement of derivatives		335	—
Provision for retirement benefits		25,761	26,467
Income tax expense		204,619	251,556
Other expenses		4,057	2,287

	￦	2,070,774	2,309,683

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2014 and 2013

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2014		September 30, 2013
Accounts receivable—trade	￦	(155,436)	(176,999)
Accounts receivable—other		(73,356)	(41,398)
Advance payments		(21,803)	(21,226)
Prepaid expenses		(580)	(2,153)
Inventories		8,143	3,839
Long-term prepaid expenses		(4,020)	602
Guarantee deposits		(2,876)	(180)
Accounts payable—other		(321,880)	(394,851)
Advanced receipts		5,251	5,903
Withholdings		88,692	58,098
Deposits		(1,081)	467
Accrued expenses		16,740	(14,159)
Unearned revenue		(75,529)	(113,714)
Provisions		(14,399)	(191,936)
Long-term provisions		20,842	(66,276)
Plan assets		(69)	467
Retirement benefit payment		(11,525)	(14,011)
Others		1,970	2,400

	￦	(540,916)	(965,127)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2014 and 2013 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2014		September 30, 2013
Transfer of construction in progress to property and equipment and intangible assets	￦	1,231,055	1,180,245
Transfer of other property and equipment and others to construction in progress		643,631	659,800
Accounts payable - other related to acquisition of property and equipment and intangible assets		(261,200)	19,695
Acquisition of new frequency use rights by returning the existing 1.8GHz frequency use rights		—	614,600
Transfer of available-for-sale financial assets to investments in associates		19,180	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)

Name: Soo Cheol Hwang
Title: Senior Vice President

Date: December 12, 2014